PLATINUM GROUP METALS

PLG:NYSE American
PTM:TSX

Annual Information Form

For the Year Ended August 31, 2024

November 27, 2024

PLATINUM GROUP METALS LTD.

Annual Information Form for the year ended August 31, 2024	2

PLATINUM GROUP METALS LTD.

Annual Information Form for the year ended August 31, 2024	3

PLATINUM GROUP METALS LTD.

Annual Information Form for the year ended August 31, 2024	4

PLATINUM GROUP METALS LTD.

ITEM  1 DEFINITIONS

In this Annual Information Form all units are presented in accordance with the International System of Units (i.e., metric) unless otherwise noted.  Capitalized terms and abbreviations used in the AIF but not otherwise defined have the meanings set out below unless the context otherwise indicates:

1.1 GENERAL

"2015 FP Regulations" refers to the Financial Provision Regulations in regard to rehabilitation published under the Constitution and National Environmental Management Act, No. 107 of 1998 on November 20, 2015, South Africa.

"2020 Work Program" refers to R 24.7 million of project work aimed at increasing confidence in specific areas of the Waterberg DFS which was funded by Implats in 2020 in consideration for the Waterberg JV Co. entering into the Amended Call Option Agreement.

"2022 ATM" refers to the at-the-market equity program to sell from time to time common shares of the Company for up to $50.0 million in aggregate sales proceeds pursuant to an Equity Distribution Agreement entered with the BMO U.S. and BMO Canada. on July 27, 2022.

"2022 Registration Statement" means the Company's registration statement on Form F-10 filed on June 15, 2022 and amended on June 21, 2022, with the SEC under the Multijurisdictional Disclosure System established between Canada and the United States.

"2022 Shelf Prospectus" refers to the Company's short form base shelf prospectus filed on June 21, 2022, with the securities regulatory authorities in each of the provinces and territories of Canada.

"2023 Draft EIA Regulations" means the draft regulations to further amend the 2014 EIA Regulations, that were published for public comment by the DFFE in August 2023.

"2024 Management Information Circular" means the management information circular of the Company dated January 17, 2024.

"2024 Registration Statement" means the Company's registration statement on Form F-10 filed on October 31, 2024 and amended on November 13, 2024, with the SEC under the Multijurisdictional Disclosure System established between Canada and the United States.

"2024 Shelf Prospectus" refers to the Company's short form base shelf prospectus filed on November 13, 2024, with the securities regulatory authorities in each of the provinces and territories of Canada.

"Accounting Concerns" means, under the Whistleblower Policy, compliance with applicable government laws, rules and regulations, corporate reporting and disclosure, accounting practices, accounting controls, auditing practices and other matters relating to fraud against shareholders which the Company must comply with that may be the subject of a submission by a Covered Person.

"AEL" means atmospheric emission license.

"Africa Wide" refers to Africa Wide Mineral Exploration and Prospecting (Pty) Ltd.

"Agents" refer to BMO Canada and BMO U.S.

"AIF" means this Annual Information Form dated November 27, 2024.

"Ajlan" refers to Ajlan & Bros Mining and Metals Co.

"Amended Call Option Agreement" means the amended and restated Purchase and Development Option with Implats dated March 31, 2020.

"Amplats" refers to Anglo American Platinum Limited.

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"AMR" refers to Alta Mesa Resources, Inc.

"ANC" refers to the African National Congress of South Africa.

"Anti-Bribery Conduct Policy" means the Company's Commitment to anti-bribery conduct adopted in December 2021 to complement and expand on the existing Code of Business Conduct and Ethics.

"AQA" refers to the National Environmental Management Air Quality Act, No. 39 of 2004 of South Africa.

"AQA Listed Activities" refers to the list of activities, including certain mining related and processing activities, that are prohibited to be undertaken under the AQA.

"ASC" refers to the Alberta Securities Commission.

"BCEA" means the Basic Conditions of Employment Act, South Africa.

"BCSC" refers to the British Columbia Securities Commission.

"BEE" refers to Broad-Based Black Economic Empowerment.

"BEE Act" means the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, South Africa.

"BEE Amendment Act" means the Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013 which came into operation on October 24, 2014.

"BIC" refers to The Battery Innovation Center.

"BMO Canada" refers to BMO Nesbit Burns Inc.

"BMO U.S." refers to BMO Capital Markets Corp.

"BMR" means base metal refinery.

"Board" refers to the board of directors of Platinum Group.

"Bushveld Complex" means the Bushveld Igneous Complex located in South Africa and contains the world's largest reserves of PGMs or PGEs.

"CAPEX" means capital expenditures.

"Carbon Bill" means the South African Second Draft Carbon Tax Bill 2017 published in December 2017.

"Carbon Tax Act" means the South African Carbon Tax Act, No. 15 of 2019.

"CCIAs" means climate change impact assessments.

"CCMA" refers to the Commission for Conciliation, Mediation and Arbitration, South Africa.

"CDM" means the clean development mechanism projects issued under national registries to be eligible for listing as eligible South African carbon offsets.

"CIPC" means the Companies and Intellectual Property Commission, an agency of the Department of Trade, Industry and Competition in South Africa.

"Clawback Policy" means the policy adopted by the Company, as revised with an effective date of October 2, 2023, for the cancelation or recovery of excess payment of performance-based compensation issued or paid to an executive officer of the Company in the event of a restatement of the financial results of the Company and the performance-based compensation issued or paid would have been less had it been calculated based on such restated results.

"Climate Bill" means the South African Climate Change Bill first published for comment in June 2018.

"Climate Change Act" means the South African Climate Change Act, No. 22 of 2024.

"CMA" means the Common Monetary Area of South Africa, Namibia, Lesotho and Eswatini (formerly Swaziland).

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"Code" means the U.S. Internal Revenue Code of 1986, as amended.

"Code of Conduct" refers to the Company's Code of Business Conduct and Ethics.

"Common Shares" means the common shares of the Company listed for trading on the TSX under the symbol "PTM" and on the NYSE American under the symbol "PLG".

"Company" or "Platinum Group" refers to Platinum Group Metals Ltd., a corporation organized under the laws of British Columbia, Canada, formed by way of an amalgamation on February 18, 2002, under the Company Act (British Columbia) and transitioned under the Business Corporations Act (British Columbia) on January 25, 2005.

"Companies Act" refers to the South African Companies Act, No. 71 of 2008, which came into force on May 1, 2011.

"Constitution" means the Constitution of the Republic of South Africa, 1996.

"Convertible Notes" means the $19.99 million 6 7/8% Convertible Senior Subordinated Notes repaid and cancelled by the Company on January 20, 2022.

"Covered Persons" means directors, officers, employees, consultants and, as appropriate, certain third parties of the Company who make submissions under the Whistleblower Policy regarding Accounting Concerns.

"COVID-19 Pandemic" means the global outbreak of coronavirus, an infectious disease caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) virus, as declared by the World Health Organization on March 11, 2020.

"CTC" means Contributed Tax Capital.

"CTOs" means Cease Trade Orders.

"Deepkloof" means Deepkloof Limited, a wholly owned subsidiary of HCI.

"Defendants" means the defendants Platinum Group Metals (RSA) Proprietary Limited, Royal Bafokeng Platinum Limited, Royal Bafokeng Resources (Proprietary) Limited and Maseve Investments 11 (Proprietary) Limited in relation to the Maseve Sale Transaction.

"Deferred Share Unit Plan" means the Company's deferred share unit plan that permits directors who are not salaried officers or employees of the Company or a related corporation to convert into deferred share units the fees that would otherwise be payable by the Company to them relating to future services for their participation on the Board and on committees of the Board.

"DFFE" means the South African Department of Forestry, Fisheries and the Environment.

"Digbee" means Digbee Ltd., provider of the Digbee ESG.

"Digbee ESG" means the Digbee free-to-access online ESG disclosure and ratings tool and communications platform designed specifically for the mining sector.

"DMR" means the South African Department of Mineral and Petroleum Resources.

"Draft Guideline" means the South African Draft National Guideline for Consideration of Climate Change Implications.

"Draft NWA Regulations" means the draft regulations published by the DWS for comment in May 2023.

"DTC" means the Davis Tax Committee, consisting of the members of the South Africa Tax Review Committee as well as the Committee's Terms of Reference.

"DWS" means the South African Department of Water and Sanitation.

"EA" means Environmental Authorization.

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"EBIT" means a royalty rate in respect of refined minerals calculated by dividing earnings before interest and taxes by the product of 12.5 times gross revenue, calculated as a percentage, plus an additional 0.5%.

"EEA" means the South African Employment Equity Act, No. 55 of 1998.

"EHSSR Policies" refers to the Company's Environmental, Health, Safety, and Social Responsibility Policies.

"EHST Committee" means the Company's Environmental, Health, Safety and Technical Advisory Committee.

"EIA" means Environmental Impact Assessment.

“EIA Listing Notices” refers to the South African government assessment notices under NEMA’s EIA Regulations that identify activities that require an environmental authorisation prior to the commencement of those activities.

"EMP" means Environmental Management Plan.

"EMPs" means the EMP and Environmental Management Programs.

"Environmental Minister" means the Minister of the DFFE.

"ESG" means Environmental, Social and Governance.

"ESKOM" refers to ESKOM Holdings SOC Limited, South Africa's state electricity utility company.

"Explanatory Memorandum" means the Carbon Bill, together with an Explanatory Memorandum in respect of the Carbon Bill.

"Financial Statements" refers to the Consolidated audited financial statements of Platinum Group for the year ended August 31, 2024.

"FinSurv" refers to the South African Reserve Bank, more specifically the Financial Surveillance Department.

"FIU" refers to Florida International University.

"Forward-Looking Statements" means the "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the "forward-looking information" within the meaning of applicable Canadian securities legislation.

"Fraser McGill" refers to Fraser McGill (Pty) Ltd.

"Future Rehabilitation" means the remediation of latent or residual environmental impacts which may become known in the future including the pumping and treatment of polluted or extraneous water.

"Generic BEE Codes" means the Broad-Based Black Economic Empowerment Codes of Good Practice published under the BEE Act, as amended from time to time.

"GHG emissions" means greenhouse gas emissions.

"GNU" refers to a government of national unity formed by a broad coalition government consisting of a number of political parties in order to promote national unity and political stability.

"Good Practice Code" means the South Africa Code of Good Practice on the Prevention and Elimination of Harassment in the Workplace published in March 2022.

"Hanwa" refers to Hanwa Co. Ltd.

"HCI" refers to Hosken Consolidated Investments Limited, a black empowerment investment holding company which is listed in the financial sector on the JSE Securities Exchange South Africa.

"HCI Agreement" means the amended and restated subscription agreement dated May 10, 2018, between the Company and HCI.

"HDPs" means historically disadvantaged South Africans.

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"High Court Ruling" refers to the High Court of South Africa ruling dated June 14, 2022, dismissing the challenge brought by Africa Wide to set aside the Maseve Sale Transaction.

"HJM" refers to HJ Platinum Metals Company Ltd., a special purpose company established in June 2023, and owned by JOGMEC and Hanwa, to hold an aggregate 21.95% interest in Waterberg JV Co. and fund their future equity investments in the Waterberg Project on a 75% / 25% funding basis.

"Human Rights Policy" refers to the Company's human rights policy.

"IFRS Accounting Standards" means International Financial Reporting Standards as issued by the International Accounting Standards Board.

"Implats" refers to Impala Platinum Holdings Ltd.

"Implats Transaction" refers to the transaction dated November 6, 2017, whereby the Company sold Implats an 8.6% interest in Waterberg JV Co. for $17.2 million, JOGMEC sold Implats a 6.4% interest for $12.8 million, Implats acquired an option to acquire a controlling interest in the Waterberg Project, which was later terminated in June 2020, and Implats acquired the Offtake ROFR.

"Initial Budget" refers to the Waterberg Project initial budget of approx. $2.49 million that was scheduled to be spent by March 31, 2023, as approved by the directors of Waterberg JV Co. on September 1, 2022.

"Investment Company Act" means the U.S. Investment Company Act of 1940, as amended.

"IT" means information technology.

"ITA" means Income Tax Act No 58 of 1962.

"JOGMEC" refers to Japan Organization for Metals and Energy Security (formerly Japan, Oil, Gas and Metals National Corporation).

"Labour Court" refers to the court that adjudicates labour law cases in South Africa.

"Land Claims Commissioner" means the Regional Land Claims Commissioner of South Africa.

"Land Reform Minister" means the Minister of Land Reform and Rural Development of South Africa.

"LED" means Local Economic Development.

"LEDS" means South Africa's first Low Emission Development Strategy 2050.

"Limpopo Provincial Government" refers the Limpopo Province of South Africa's provincial government, established in accordance with the Constitution and responsible for social services; economic functions; and provincial governance and administration.

"Lion Battery" means Lion Battery Technologies Inc., a company founded by Platinum Group in partnership with Amplats to research the use of palladium and platinum in lithium battery applications.

"Listed Activities" refers to certain activities that are incidental to mining, listed in a series of EIA Regulations published under the Constitution and National Environmental Management Act, No. 107 of 1998, South Africa.

"LRA" means the Labour Relations Act, No. 66 of 1995, South Africa.

"Mark-to-Market Election" refers to the mark-to-market election for marketable stock under Section 1296 of the Code.

"Maseve" refers to Maseve Investments 11 (Proprietary) Limited.

"Maseve Sale Transaction" refers to the closing transaction for the sale of the Maseve Mine to RBPlat.

"MEC" means Member of the Executive Committee for the Limpopo Department of Economic Development, Environment and Tourism.

"MHSA" means the Mine Health and Safety Act, No. 29 of 1996, South Africa.

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"MHSA Bill" means the Mine Health and Safety Amendment Bill, which was published for comment in June 2022, as amended and republished on October 14, 2024.

"Minerals Council Judgment" means the judgment handed down by the High Court of South Africa on September 21, 2021, in the matter between Minerals Council South Africa vs Minister of Mineral Resources and Energy and thirteen others [Case No.20341/19], in relation to the challenge to the Mining Charter 2018.

"Mining Charter" refers to the South African Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry.

"Mining Charter 2018" refers to the amended South African Broad-Based Socio Economic Empowerment Charter for the Mining and Minerals Industry, 2018.

"Mining Codes" refers to the Codes of Good Practice for the South African Minerals Industry, 2009.

"Minister" means the Minister of the Department of Mineral and Petroleum Resources of South Africa.

"Minister of Finance" means the Minister of Finance of South Africa.

"Mnombo" refers to Mnombo Wethu Consultants Proprietary Limited, a South African BEE company.

"MPRDA" means the Mineral and Petroleum Resources Development Act, No. 28 of 2002 of South Africa.

"MPRDA Amendment Act, 2008" means the Mineral and Petroleum Resources Development Amendment Act, No. 49 of 2008, sections of which became effective in 2013.

"MTBPS" means Medium-Term Budget Policy Statement.

"MTRA" means the Mining Titles Registration Act, No. 16 of 1967, South Africa.

"NCOP" means the National Council of Provinces, the upper house of the Parliament of South Africa under the (post-apartheid) Constitution which came into full effect in 1997.

"NEMA" means the Constitution and National Environmental Management Act, No. 107 of 1998 of South Africa.

"NEMA Bill" means the National Environmental Laws Amendment Bill B14D-2017.

"NEMLAA3" means the National Environmental Management Laws Amendment Act, No. 25 of 2014.

"NEMLAA4" means the National Environmental Management Laws Amendment Act, No. 2 of 2022, published on June 24, 2022.

"NEMWA" means the National Environmental Management: Waste Act, No. 59 of 2008 of South Africa.

"Nextraction" refers to Nextraction Energy Corp.

"NI 43-101" refers to National Instrument 43-101 - Standards of Disclosure for Mineral Projects, effective as of June 9, 2023, as adopted by the Canadian Securities Administrators.

"NI 51-102" refers to National Instrument 51-102 - Continuous Disclosure Obligations, effective as of June 9, 2023, as adopted by the Canadian Securities Administrators.

"NI 52-110" refers to National Instrument 52-110 - Audit Committees, effective as of November 17, 2015, as adopted by the Canadian Securities Administrators.

"NWA" means the National Water Act, No. 36 of 1998 of South Africa.

"NYSE American" refers to the NYSE American LLC, an American stock exchange located in New York City, where the Common Shares are traded under the symbol "PLG".

"OECD" refers to the Organisation for Economic Cooperation and Development.

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"Offtake ROFR" means Implats' Right of First Refusal to enter into an offtake agreement, matching third party commercial arms-length terms offered to Waterberg JV Co., for the smelting and refining of mineral products from the Waterberg Project.

"Options" means the options to purchase Common Shares of the Company granted to certain eligible persons under the Share Compensation Plan.

"PAJA" refers to the Promotion of Administrative Justice Act, No. 3 of 2000, South Africa.

"Paris Agreement" means the legally binding international treaty on climate change adopted by 196 Parties at the United Nations Climate Change Conference (COP21) in Paris, France on December 12, 2015, and entered into force on November 4, 2016.

"PCC" refers to the Presidential Climate Commission of South Africa.

"Plans" means the Share Compensation Plan and the Deferred Share Unit Plan.

"Precious Metals Act" means the Precious Metals Act, No. 37 of 2005 of South Africa.

"Pre-Construction Work Program" refers to the in principle pre-construction work program approved for the Waterberg Project by the directors and shareholders of Waterberg JV Co. on October 18, 2022, amounting to approximately $21.0 million.

"Pre-MPRDA Amendment Act Environmental Provisions" means the majority of the MPRDA's environmental regulation provisions which were deleted from the environmental mining legislation as a result of the transition of the primary environmental regulation of mining from the MPRDA to NEMA.

"PTM RSA" refers to Platinum Group Metals (RSA) Proprietary Limited, a wholly owned South African subsidiary of Platinum Group.

"QEF Election" refers to a qualified electing fund election that may be done by a U.S. taxpayer to mitigate certain tax consequences under the Internal Revenue Code of 1986, as amended.

"RBPlat" refers to Royal Bafokeng Platinum Limited.

"Rehabilitation and Closure Liability" means the MPRDA provision pursuant to which a mineral right holder remains liable for any environmental liability, pollution, ecological degradation, the pumping and treatment of extraneous water, compliance to the conditions of the EA and the management and sustainable closure of a mine, until the Minister has issued a closure certificate.

"Restitution Act" means the Restitution of Land Rights Act, No. 22 of 1994, South Africa.

"Restitution Amendment Act" refers to the Restitution of Land Rights Amendment Act, No. 15 of 2014, South Africa.

"Restoration" means the return of dispossessed land in South Africa that may be granted to a successful claimant pursuant to the Restitution Act.

"Royalty Act" collectively means the Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 and Mineral and Petroleum Resources Royalty (Administration) Act, No. 29 of 2008 of South Africa.

"RSUs" means Restricted Share Units, rights awarded to certain eligible persons to receive Common Shares that become vested in accordance with the Share Compensation Plan.

"SARB" refers to the South African Reserve Bank.

"SEC" refers to the Securities and Exchange Commission, a U.S. government oversight agency responsible for regulating the securities markets and protecting investors.

"SETs" refers to the sectoral emission targets under the Paris Agreement

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"Share Compensation Plan" means the Company's Share Compensation Plan (as amended) to provide for the award of RSUs and grant of Options to the directors, executive officers, key employees and consultants of the Company and its subsidiaries.

"Shelf Prospectus" means the Company's final short form base shelf prospectus dated November 13, 2024, filed with the securities regulatory authorities in each of the provinces and territories of Canada.

"S-K 1300" means Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations, and Item 601(b)(96) Technical Report Summary, of Regulation S-K.

"SLP" refers to Social and Labour Plan, a document which South Africa's DMR requires and approves when a company wishes to apply for and maintain a right to mine in any given area within South Africa.

"Smelter DFS" refers to the definitive feasibility study for the construction and operation of a PGE smelter and BMR in Saudi Arabia as set out in the Cooperation Agreement.

"SPLUMA" refers to the Spatial Planning and Land Use Management Act, No. 16 of 2013, South Africa.

"Sprott Facility" means the $20 million senior secured credit facility dated August 15, 2019, with Sprott Private Resource Lending II (Collector), LP and other lenders party thereto which was to mature on August 14, 2022, but was fully repaid in February 2022.

"SRA" refers to the Sponsored Research Agreement between Lion Battery and the FIU Board of Trustees dated July 12, 2019 (as amended).

"Stage Four Budget" means the stage four budget of $1.35 million for continued work on the Waterberg Project as approved by the directors, and shareholders of Waterberg JV Co. on April 3, 2024.

"Stage Three Budget" refers to the stage three budget of approximately $1.65 million for continued work on the Waterberg Project as approved by the directors, and shareholders (with Implats abstaining) of Waterberg JV Co. on December 11, 2023.

"Stage Two Budget" means the stage two budget of $3.6 million for continued work on the Waterberg Project as approved by the directors, and shareholders of Waterberg JV Co. on March 24, 2023.

"Stantec" refers to Stantec Consulting International Ltd.

"Stipulated Distribution" means, for purposes of the Mining Charter 2018:

(i) a minimum of 5% non-transferable carried interest to qualifying employees from the effective date of a mining right. The definition of qualifying employees excludes employees who already own shares in the Company as a condition of their employment, except where such is a "Mining Charter" requirement;

(ii) a minimum of 5% non-transferable carried interest from the effective date of a mining right, or a minimum 5% equity equivalent benefit; and

(iii) a minimum of 20% shareholding to a BEE entrepreneur, of which 5% must preferably be for women.

"Tax Act" refers to the Income Tax Act (Canada).

"Trumping Provision" means the provisions in section 3(2) set out in the BEE Amendment Act.

"TSX" refers to the Toronto Stock Exchange, a Canadian stock exchange located in Toronto, Ontario, where the Common Shares are traded under the symbol "PTM".

"Updated NDC" means Updated Nationally Determined Contributions.

"Waterberg DFS" means the NI 43-101 technical report entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated October 4, 2019, with an effective date of resources and reserves of September 4, 2019.

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"Waterberg DFS Update" means the NI 43-101 and S-K 1300 technical report entitled "Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa" dated October 9, 2024, with an effective date of resources and reserves of August 31, 2024.

"Waterberg JV Co." refers to Waterberg JV Resources Proprietary Limited, a subsidiary of PTM RSA.

"Waterberg Mining Right" refers to the mining right for the Waterberg Project granted by the DMR on January 28, 2021.

"Waterberg Project" refers to the deposit area discovered by the Company on the Waterberg property located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane, South Africa.

"Waterberg Shareholders Agreement" refers to the Shareholder Agreement in respect to Waterberg JV Co.  concluded on or about October 16, 2017, between Implats, Platinum Group, PTM RSA, Mnombo, JOGMEC, Tiger Gate Platinum (RF) Proprietary Limited and acceded to by Hanwa on December 19, 2018, and by HJM on July 7, 2023.

"Waterberg SLP" refers to the Waterberg Social and Labour Plan granted on January 28, 2021, and registered on July 6, 2021.

"Wesizwe" refers to Wesizwe Platinum Ltd., Africa Wide's parent company.

"Whistleblower Policy" means the policy which outlines procedures for the confidential, anonymous submissions by Covered Persons regarding Accounting Concerns, without fear of retaliation of any kind.

"WML" means waste management licence.

"WUL" means water use licence.

"WVM" refers to West Vault Mining Inc.

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1.2 ABBREVIATIONS AND GLOSSARY OF MINING TERMS

The following is a list of abbreviations and a glossary of certain mining terms used in this AIF:

"3E" refers to platinum, palladium and gold, collectively.

"4E" refers platinum, palladium, rhodium and gold, collectively.

"anorthosite" is an intrusive igneous rock characterized by a predominance of plagioclase feldspar (90-100%), and a minimal mafic component (0-10%).  Pyroxene, ilmenite, magnetite, and olivine are the mafic minerals most commonly present.

"assay" is an analysis to determine the quantity of one or more elemental components.

"Au" refers to gold.

"cm" is an abbreviation for centimetres.

"CO2-eq" is an abbreviation for carbon dioxide equivalent.

"Cu" refers to copper.

"deposit" is a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

"diamond drill" is a type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock that is covered in long cylindrical sections, an inch or more in diameter.

"fault" is a fracture in a rock across which there has been displacement.

"felsites" refers to an igneous rock that contains a group of light-colored silicate minerals, including feldspar, feldspathoid, quartz, and muscovite.

"fracture" is a break in a rock, usually along flat surfaces.

"g/t" refers to grams per tonne.

"gabbro" is an intrusive rock comprised of a mixture of mafic minerals and feldspars.

"grade" is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (i.e., Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

"ha" is an abbreviation for hectare.

"harzburgite" is a variety of peridotite consisting mostly of the two minerals, olivine and low-calcium (Ca) pyroxene (enstatite).  It commonly contains a few percent chromium-rich spinel as an accessory mineral.

"hectare" is an area totaling 10,000 square metres or 100 metres by 100 metres.

"intrusive" is a rock mass formed below earth's surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.

"km" refers to kilometres.

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"kriging" is the numerical modeling by applying statistics to resource calculations (or other earth sciences problems).  The method recognizes that samples are not independent and that spatial continuity between samples exists.

"m" refers to metres.

"mafic" is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

"magmatic" means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth's crust.

"Merensky" means the Merensky Reef, a distinct layer or reef comprising the Bushveld Complex which occurs around the Western Limb of the Bushveld Complex.

"mineralization" refers to minerals of value occurring in rocks.

"ML/day" refers to megalitre/day.

"MVA" refers to megavolt ampere.

"MWR" refers to megawatts refrigeration.

"Ni" is an abbreviation for nickel.

"olivine" is a mineral silicate of iron and magnesium, principally (Mg, Fe)2SiO4, found in igneous and metamorphic rocks and used as a structural material in refractories and in cements.

"ounce" or "oz" refers to a troy ounce having a weight of 31.103 grams.

"outcrop" refers to an exposure of rock at the earth's surface.

"Pd" refers to palladium.

"pegmatoid" is an igneous rock that has the coarse-grained texture of a pegmatite but that lacks graphic intergrowths or typically granitic composition.

"PGE" refers to mineralization containing platinum group elements, i.e., platinum, palladium, rhodium and gold.

"PGM" refers to platinum group metals, i.e., platinum, palladium, rhodium and gold.

"plagioclase" is a form of feldspar consisting of aluminosilicates of sodium and/or calcium, common in igneous rocks and typically white.

"Platreef" means the Platreef, a distinct layer or reef comprising the Bushveld Complex found within the Northern Limb of the Bushveld Complex.

"Pt" refers to platinum.

"pyroxenite" refers to a relatively uncommon dark-coloured rock consisting chiefly of pyroxene; pyroxene is a type of rock containing sodium, calcium, magnesium, iron, titanium and aluminum combined with oxygen.

"Qualified Person" or "QP" as used in this AIF means a Qualified Person as that term is defined in NI 43-101 and S-K 1300.

"quartz" is a common rock-forming mineral (SiO2).

"quartzite" is an extremely compact, hard, granular rock consisting essentially of quartz.  It often occurs as silicified sandstone, as in sarsen stones.

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"Rh" refers to rhodium.

"stope" is an underground excavation from which ore has been extracted.

"tailings" is the material that remains after all metals considered economic have been removed from ore during milling.

"tonne" refers to a metric tonne having a weight of 1,000 kilograms or 2,205 pounds.

"troctolite" is a gabbro made up mainly of olivine and calcic plagioclase, often having a spotted appearance likened to a trout's back.

"UG2" refers to Upper Group 2 Chromitite Layer or Reef, a distinct layer or reef comprising the Bushveld Complex which occurs around the Eastern Limb of the Bushveld Complex.

"ultramafic" refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in colour and have relatively high specific gravities.

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PLATINUM GROUP METALS LTD.

ITEM  2 PRELIMINARY NOTES

2.1 DATE OF INFORMATION

All information in this AIF is as of August 31, 2024, unless otherwise indicated.

2.2 FINANCIAL INFORMATION

All financial information in this AIF is derived from the Financial Statements which have been prepared in accordance with IFRS Accounting Standards.  A copy of the Financial Statements may be obtained online at www.sedarplus.ca.

2.3 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This AIF and the documents incorporated by reference herein contain Forward-Looking Statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements.  The words "expect", "anticipate", "estimate", "forecast", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements.  Forward-Looking Statements included or incorporated by reference in this AIF include, without limitation, statements with respect to:

• the timely completion of additional required financings and potential terms thereof;

• the completion of appropriate contractual smelting and/or refining arrangements with Implats or another third party smelter/refiner;

• the projections set forth or incorporated into, or derived from, the Waterberg DFS Update, including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a WUL and environmental permits for, and other developments related to, a deposit area discovered by the Company on the Waterberg Project;

• the Company's expectations with respect to the outcome of a review application in the High Court to set aside a decision by the Environmental Minister of the DFFE to refuse condonation for the late filing of the appeal by individuals from a community group against the grant of an EA for the Waterberg Project;

• the Company's expectations with respect to the outcome of the March 7, 2024 application in the High Court seeking to declare invalid the grant of the Waterberg Mining Right by the DMR on January 28, 2021;

• the negotiation and execution of long term access agreements, on reasonable terms, with communities recognized as titled landowners of three farms where surface and underground mine infrastructure is planned, and rezoning for mining use;

• the development of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project;

• the ability of state electricity utility ESKOM to supply sufficient power to the Waterberg Project;

• risks related to geopolitical events and other uncertainties, such as Russia's invasion in Ukraine and conflict in the Middle East;

• the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

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PLATINUM GROUP METALS LTD.

• the ability or willingness of the shareholders of Waterberg JV Co. to fund their pro rata portion of the funding obligations for the Waterberg Project;

• revenue, cash flow and cost estimates and assumptions;

• future events or future performance;

• development of next generation battery technology by Lion Battery, the Company's battery technology joint venture (described below);

• potential benefits of Lion Battery engaging BIC;

• governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

• developments in South African politics and laws relating to the mining industry;

• anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

• project economics;

• future metal prices and currency exchange rates;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• the Company's expectations with respect to the outcomes of litigation;

• mineral reserve and mineral resource estimates;

• potential changes in the ownership structures of the Company's projects;

• the Company's ability to license certain intellectual property;

• the potential use of alternative renewable energy sources for the Waterberg Project; and

• future assistance from the MEC in regard to the Company's engagements with local communities.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and concentrator and smelter recovery are based upon the estimates in the technical report referred to in this AIF and in the documents incorporated by reference herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical report and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• the Company’s ability to continue as a going concern;

• the Company's additional financing requirements;

• the effect of future debt financing on the Company and its financial condition;

• the Company's history of losses and expectations that will continue to incur losses until the Waterberg Project reaches commercial production on a profitable basis, which may never occur;

• the Company's negative operating cash flow;

Annual Information Form for the year ended August 31, 2024	18

PLATINUM GROUP METALS LTD.

• uncertainty of estimated mineral reserve and mineral resource estimates, production, development plans and cost estimates for the Waterberg Project;

• the Company's ability to bring properties into a state of commercial production;

• the potential impact of international conflict, geopolitical tensions and events, and international operations on the Company;

• discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

• the potential impact of international conflict and geopolitical tensions and events on the Company;

• fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

• volatility in metals prices;

• the possibility that the Company may become subject to the Investment Company Act;

• Implats or another third party may not enter into appropriate contractual smelting and/or refining arrangements with Waterberg JV Co.;

• the ability of the Company to acquire the necessary surface access rights on commercially acceptable terms or at all;

• the ability of South Africa's state-owned electricity utility ESKOM to supply sufficient power to the Waterberg Project;

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the Company's other shareholders of Waterberg JV Co. or Mnombo;

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

• the Company's ability to attract and retain its key management employees;

• contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

• conflicts of interest among the Company's officers and directors;

• any designation of the Company as a "passive foreign investment company" for its current and future tax years and potential adverse U.S. federal income tax consequences for U.S. shareholders;

• litigation or other legal or administrative proceedings brought against or relating to the Company, including the review application in the High Court to set aside a decision by the Environmental Minister of the DFFE to refuse condonation for the late filing of the appeal by individuals from a community group against the grant of an EA for the Waterberg Project and the March 7, 2024 application in the High Court seeking to declare invalid the grant of the Waterberg Mining Right by the DMR;

• information systems and cyber security risks;

• actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

• exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

Annual Information Form for the year ended August 31, 2024	19

PLATINUM GROUP METALS LTD.

• property zoning and mineral title risks including defective title to mineral claims or property;

• changes in national, provincial and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

• equipment shortages and the ability of the Company to acquire the necessary infrastructure for its mineral properties;

• environmental regulations and the ability to obtain and maintain necessary permits, including EAs and WULs;

• extreme competition in the mineral exploration industry;

• delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

• any adverse decision in respect of the Company's mineral rights and projects in South Africa under the MPRDA;

• risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with relevant BEE laws and the Mining Charter 2018;

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire Common Shares of the Company;

• socio economic instability in South Africa or regionally, including risks of resource nationalism;

• labour disruptions and increased labour costs;

• interruptions, shortages or cuts in the supply of electricity or water;

• characteristics of and changes in the tax and royalties systems in South Africa;

• a change in community relations;

• opposition from local and international groups, and/or the media;

• South African foreign exchange controls impacting repatriation of profits;

• land restitution claims or land expropriation;

• restriction on dividend payments;

• the risk that the Common Shares may be delisted;

• volatility in the price of the Common Shares;

• the exercise or settlement of Options, RSUs or warrants resulting in dilution to the holders of Common Shares;

• future sales of equity securities decreasing the value of the Common Shares, diluting investors' voting power, and reducing our earnings per share;

• enforcing judgments based on the civil liability provisions of United States federal securities laws;

• pandemics and other public health crises;

Annual Information Form for the year ended August 31, 2024	20

PLATINUM GROUP METALS LTD.

• global financial conditions;

• that the Company may be a "passive foreign investment company" for its current and future tax years;

• government imposed shutdowns or expense increases;

• water licence risks; and

• other risks disclosed under Item 5.5 Risk Factors in this AIF.

These factors should be considered carefully, and investors should not place undue reliance on the Company's Forward-Looking Statements.  In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this AIF and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of Pt, Pd, Rh and Au will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

2.4 RESERVE AND MINERAL RESOURCE DISCLOSURE

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in NI 43-101.  The mineral resource and mineral reserve figures referred to in this AIF and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Units of Conversion

The following table sets forth certain standard conversions from the International System of Units (metric units) to the Standard Imperial Units:

Conversion Table
Metric		Imperial
1.0 millimetre (mm)	=	0.039 inches (in)
1.0 metre (m)	=	3.28 feet (ft)
1.0 kilometre (km)	=	0.621 miles (mi)
1.0 hectare (ha)	=	2.471 acres (ac)

Annual Information Form for the year ended August 31, 2024	21

PLATINUM GROUP METALS LTD.

Conversion Table
1.0 gram (g)	=	0.032 troy ounces (oz)
1.0 metric tonne (t)	=	1.102 short tons (ton)
1.0 g/t	=	0.029 oz/ton

2.5 CAUTIONARY NOTE TO U.S. INVESTORS

The Waterberg DFS Update has been prepared in accordance with NI 43-101 and S-K 1300.  The technical and scientific information contained in this AIF has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC in S-K 1300.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the mineral reserve disclosure requirements of the SEC.  Accordingly, the technical and scientific information contained in this AIF, including mineral reserve and mineral resource information included and incorporated by reference in this AIF, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC in S-K 1300.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All monetary amounts set forth in this AIF are expressed in United States Dollars ("U.S. Dollars", "USD", "$" or "US$"), except where otherwise indicated.  The Company's functional currency is the Canadian Dollar ("Canadian Dollars", "CAD" or "C$") and is reported in a USD presentation currency.  The Company's South African subsidiaries use the South African Rand ("Rand", "R" or "ZAR") as a functional currency.

The daily rate of exchange on August 30, 2024, as reported by the Federal Reserve Bank of New York for the conversion of South African Rand into one U.S. Dollar was 17.7910.

The following table sets forth the rate of exchange for the U.S. Dollars expressed in Canadian Dollars in effect at the end of each of the indicated periods, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated based on the average daily rate of exchange reported by the Bank of Canada for the conversion of U.S. Dollars into Canadian Dollars.

U.S. Dollar to Canadian Dollars	Year Ended August 31,
	2024	2023	2022
Rate at end of period	C$1.3491	C$1.3531	C$1.3111
Average rate for period	C$1.3608	C$1.3469	C$1.2720
High for period	C$1.3875	C$1.3856	C$1.3138
Low for period	C$1.3205	C$1.2980	C$1.2329

The daily average rate of exchange on November 26, 2024, as reported by the Bank of Canada for the conversion of U.S. Dollars into Canadian Dollars was $1.00 equals C$1.4082.

The following table sets forth the rate of exchange for the South African Rand expressed in Canadian Dollars in effect at the end of each of the indicated periods, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated based on the average daily rate of exchange as reported by the Bank of Canada for the conversion of South African Rand into Canadian Dollars.

Annual Information Form for the year ended August 31, 2024	22

PLATINUM GROUP METALS LTD.

Canadian Dollars to South African Rand	Year Ended August 31
	2024	2023	2022
Rate at end of period	R13.1700	R13.9315	R13.0242
Average rate for period	R13.7049	R13.4160	R12.2470
High for period	R14.2980	R14.5751	R13.2837
Low for period	R12.9971	R12.4533	R11.1857

The daily average rate of exchange on November 26, 2024, as reported by the Bank of Canada for the conversion of U.S. Dollars into Canadian Dollars was $1.00 equals C$1.4082.

The following table sets forth the rate of exchange for the U.S. Dollars expressed in South African Rand in effect at the end of each of the indicated periods, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated based on the average daily rate of exchange as reported by the Federal Reserve Bank of New York for the conversion of U.S. Dollars into Rand.

U.S. Dollars to South African Rand	Year Ended August 31
	2024	2023	2022
Rate at end of period	R17.7910	R18.9061	R17.0350
Average rate for period	R18.6465	R18.065	R15.5742
High for period	R19.5380	R19.7787	R17.1450
Low for period	R17.7007	R16.8200	R14.1300

The daily average rate of exchange on November 22, 2024, as reported by the Federal Reserve Bank of New York for the conversion of U.S. Dollars into South African Rand $1.00 equals R18.1060.

Terms used and not defined in this AIF that are defined in NI 51-102 shall bear that definition.  Other definitions are set out in National Instrument 14-101 - Definitions.

2.6 NOTICE REGARDING NON-IFRS MEASURES

This AIF may include certain terms or performance measures that are not defined by IFRS, such as cash costs and all-in sustaining costs.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance.  The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These non-IFRS measures should be read in conjunction with the Financial Statements.

ITEM  3 CORPORATE STRUCTURE

3.1 NAME, ADDRESS AND INCORPORATION

The Company is a corporation organized under the laws of British Columbia, Canada.  The Company was formed by way of an amalgamation on February 18, 2002, under the Company Act (British Columbia) pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation.  On January 25, 2005, the Company was transitioned under the Business Corporations Act (British Columbia).  The Company's British Columbia incorporation number is BC0642278.

Annual Information Form for the year ended August 31, 2024	23

PLATINUM GROUP METALS LTD.

The Company's head office is located at Suite 838 - 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6.  The Company's registered office is located at Gowling WLG (Canada) LLP, Suite 2300 - 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.

Since its formation, the Company has been engaged in the acquisition, exploration and development of platinum and palladium properties.  The Company currently holds interests in platinum properties in the Northern Limb of the Bushveld Complex in South Africa.  The Company's business is currently conducted primarily in South Africa.

At present, the Company's sole material mineral property is the Waterberg Project.  Results of the Waterberg DFS Update targeting a large, thick PGM resource with the objective to model a large-scale, fully-mechanized mine was announced by the Company on September 16, 2024.

In 2019, the Company founded Lion Battery in partnership with Amplats to research the use of palladium and platinum in lithium battery applications.

3.2 PLATINUM GROUP METALS LTD. AND ITS SUBSIDIARIES

The Company's material subsidiaries are comprised of one wholly-owned company, a 49.9% holding in a second company and a direct and indirect 50.16% holding in a third company, all of which are incorporated under the company laws of the Republic of South Africa and a 52.08% holding in a fourth company incorporated in British Columbia.  The following chart represents the Company's corporate organization as at the date of this AIF:

Notes

1. Remaining 47.92% interest owned by Amplats.

2. Remaining interest owned as to 14.86% by Implats and 21.95% by HJM (of which 11.91% is owned by JOGMEC and 9.52% is owned by Hanwa).

3. Remaining 50.1% interest owned by Mlibo Gladly Mgudlwa and Luyanda Mgudlwa. Qualified BEE company.

Annual Information Form for the year ended August 31, 2024	24

PLATINUM GROUP METALS LTD.

As at the date of filing of this AIF, the Company's only material mineral property is the Waterberg Project, which is comprised of two adjacent project areas formerly known as the Waterberg Joint Venture Project and the Waterberg Extension Project.  The Waterberg Project is held by Waterberg JV Co. in which the Company is the largest owner, with a 50.16% beneficial interest, of which 37.19% is held directly by the Company's wholly owned South African subsidiary, PTM RSA and 12.97% is held indirectly through PTM RSA's 49.9% interest in Mnombo, a BEE company which holds 26.0% of Waterberg JV Co.  The remaining interests in Waterberg JV Co. are held as to 14.86% by Implats, and 21.95% by HJM, being an aggregate of 11.91% from JOGMEC and 9.52% from Hanwa.  JOGMEC and Hanwa established HJM, a special purpose corporation, in June 2023 to hold and fund their future equity interests in the Waterberg Project.  JOGMEC is expected to fund 75% of future equity investments into HJM and Hanwa the remaining 25%, with their relative interests in HJM being adjusted accordingly as such funding occurs.  On May 15, 2023, the Waterberg JV Co. shareholders concluded a Shareholder Variation and Consent Letter Agreement to record the restructuring of the respective Japanese shareholder interests in Waterberg JV Co.  On July 7, 2023, HJM signed a Deed of Adherence, agreeing to be bound by the Waterberg Shareholders Agreement and Memorandum of Incorporation.

PTM RSA is the manager of Waterberg JV Co.  Waterberg JV Co. and its shares are governed by the Waterberg Shareholders Agreement and Memorandum of Incorporation.  As of the publication date of this AIF the shareholders of Waterberg JV Co. are in discussion regarding the updating of the Waterberg Shareholders Agreement and Memorandum of Incorporation.  To cause the board of directors of Waterberg JV Co. to take action, PTM RSA must generally obtain the approval of the board representatives of at least one other shareholder, which may be Mnombo.  In addition, certain matters must be approved by a majority, 80% or 90% vote of the Waterberg JV Co. shareholders, depending on the matter, or, in certain cases, by specific shareholders.  The Waterberg Shareholders Agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more BEE partners, at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co.  In certain circumstances, Mnombo may be diluted with equity transferred or issued to different BEE shareholders.

ITEM  4 GENERAL DEVELOPMENT OF THE BUSINESS

4.1 THREE-YEAR HISTORY

The following is a summary of the Company's noteworthy developments over the last three fiscal years ending August 31.

Fiscal 2022 Developments

October 2021	Waterberg Project Geotechnical Drilling Campaign

On October 14, 2021, the Company reported completion of a geotechnical drilling campaign at the Waterberg Project.  The campaign consisted of 46 boreholes drilled along the planned centerline of two sets of twin declines and box-cut positions.  A total of 5,966 metres of drill core were recovered and a total of 2,696 metres of core were geotechnically logged from within the zone of interest.  Downhole geophysical surveys were conducted.  Core samples of all the major geotechnical units encountered were collected and subjected to laboratory testing. Geotechnical qualified persons monitoring the drill campaign have stated that in general, the rock mass encountered along both decline routes is competent and can support the planned excavations with no major problem areas expected.

February 2022	Non-Brokered Private Placement

On February 11, 2022, the Company completed a non-brokered private placement of 3,539,823 Common Shares at a price of $1.695 per Common Share to HCI, through its subsidiary Deepkloof, resulting in proceeds to the Company of $6.0 million. Pricing of the private placement was set to be consistent with the equity consideration paid by the Company to purchase and cancel its outstanding $19.99 million 6 7/8% Convertible Notes. The private placement allowed HCI to return to a near 26% interest in the Company, as it held prior to the purchase and cancellation of the Convertible Notes.

Annual Information Form for the year ended August 31, 2024	25

PLATINUM GROUP METALS LTD.

Convertible Notes Cancelled

On February 11, 2022, the Company reported the privately negotiated purchase and cancellation of the Convertible Notes maturing on July 1, 2022.  The Company issued to the holders, on a private placement basis, an aggregate of 11,793,509 Common Shares of the Company at a price of $1.695 per share in consideration for the $19.99 million principal outstanding balance of the Convertible Notes.  The Company paid accrued and unpaid interest on the Convertible Notes in cash.

Sprott Facility Repaid

On February 11, 2022, the Company repaid the Sprott Facility remaining $3.0 million principal balance and outstanding interest.  With the debt formally settled, the Company's pledge of its South African assets as security against the Sprott Facility was fully released.

June 2022	South African High Court Rules Against Africa Wide

On June 14, 2022, the High Court of South Africa delivered a judgment dismissing the challenge brought by Africa Wide to reverse the Maseve Sale Transaction.  In its judgment the High Court dismissed all of the claims for which Africa Wide contended and ordered Africa Wide to make payment of the Defendants' costs.

2022 Shelf Prospectus and 2022 Registration Statement Filed

On June 21, 2022, the Company filed the 2022 Shelf Prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and the corresponding 2022 Registration Statement with the SEC under the Multijurisdictional Disclosure System established between Canada and the United States.

Pursuant to the 2022 Shelf Prospectus and the 2022 Registration Statement, the Company may offer and sell Common Shares, debt securities, warrants, subscription receipts, or a combination thereof up to an aggregate initial offering price of $250 million (or its equivalent in Canadian dollars) from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the 2022 Shelf Prospectus and the 2022 Registration Statement remained effective.

The 2022 Shelf Prospectus terminated and 2022 Registration Statement expired on July 21, 2024.

July 2022	At-The-Market Equity Distribution Agreement

On July 27, 2022, the Company entered into the 2022 ATM pursuant to an Equity Distribution Agreement with BMO Canada and BMO U.S. for a new at-the-market equity program to distribute up to $50.0 million (or the equivalent in Canadian Dollars) of Common Shares. Pursuant to the 2022 ATM, the Company may offer and sell issue Common Shares to the public from time to time, through the Agents, at the Company's discretion. The 2022 ATM expired on July 21, 2024. In aggregate, the Company sold 1,089,503 Common Shares at an average price of $1.81 pursuant to the 2022 ATM for gross proceeds of $1.97 million and net proceeds of $1.5 million after deducting fees and expenses including $0.05 paid to BMO U.S. No offers or sales of Common Shares were made in Canada, to anyone known to be a resident of Canada or on or through the facilities of the TSX or other trading markets in Canada.

Annual Information Form for the year ended August 31, 2024	26

PLATINUM GROUP METALS LTD.

August 2022	South African High Court Rules Against Africa Wide Appeal

On August 1, 2022, the High Court dismissed Africa Wide's application for leave to appeal the June 14, 2022, High Court Ruling dismissing their case seeking to reverse the Maseve Sale Transaction.  Africa Wide was ordered to pay costs.

Africa Wide Petitions South African Supreme Court of Appeal

On August 31, 2022, Africa Wide filed a petition to the South African Supreme Court of Appeal for leave to appeal to that court, alternatively a full bench of the High Court, the June 14, 2022, High Court Ruling dismissing their case seeking to reverse the Maseve Sale Transaction.  The Company and RBPlat filed answering affidavits opposing Africa Wide's petition.  The petition was dismissed on November 10, 2022 (see below).

Fiscal 2023 Developments

October 2022	Lion Battery Granted Fourth Patent

On October 4, 2022, the U.S. Patent and Trademark Office issued Patent No. 11,462,743 B2 entitled "Battery comprising a metal interlayer" to FIU.  The patent involves the use of palladium as interlayer in batteries to stabilize and enable lithium metal anodes in various existing and emerging lithium battery technologies.

DMR Dismisses Appeals to the Grant of Waterberg Mining Right

On October 13, 2022, the Minister of the DMR ruled to dismiss a series of appeals filed in 2021 against the grant of the Waterberg Mining Right.  In his ruling the Minister provided the regulatory reasons why each appeal was denied and also confirmed the DMR's assessment that Waterberg JV Co. has complied with BEE requirements and Social and Labour Plan community consultation processes.

Waterberg JV Co. Approves Pre-Construction Work Program and Budget

On October 18, 2022, the board of directors of Waterberg JV Co. unanimously approved the Pre-Construction Work Program amounting to approximately $21.0 million over a planned 23-month period ending August 31, 2024.  Specific work items under the Pre-Construction Work Program included a 32-hole infill drill program, the Waterberg DFS Update, initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from state utility ESKOM and advancement of the Waterberg SLP.  The board of directors of Waterberg JV Co. also approved the Initial Budget, being the first component of the Pre-Construction Work Program, consisting of approx. $2.49 million scheduled to be spent by March 31, 2023.

Annual Information Form for the year ended August 31, 2024	27

PLATINUM GROUP METALS LTD.

November 2022	South African Supreme Court of Appeal Dismisses Africa Wide's Application for Leave to Appeal

On November 10, 2022, the South African Supreme Court of Appeal dismissed Africa Wide's application with costs on the grounds that there was no reasonable prospect of success in an appeal and there was no other compelling reason why an appeal should be heard.  (See July 2023 below).

January 2023	Waterberg Project Infill Drill Program Update

On January 26, 2023, the Company reported results from the infill drill campaign at the Waterberg Project.  Assay results for sixteen planned T Zone boreholes and one of sixteen planned F Zone boreholes were sent for assay by Intertek Genalysis Minerals and disclosed.

February 2023	Lion Battery Granted Fifth Patent

On February 21, 2023, the U.S. Patent and Trademark Office issued FIU a fifth patent, No. 11,588,144 B2, entitled "Battery Cathodes for Improved Stability".  The patent involves the fabrication of cathodes using palladium as a catalyst in carbon nanotubes.  The carbon structure provides a barrier between the catalyst and the electrolyte, thereby increasing the stability of the electrolyte during charging and discharging of a battery.  Further patents are currently applied for.  Under the SRA, Lion Battery has exclusive rights to all intellectual property being developed by FIU including the patents granted.

March 2023	Waterberg JV Co. Approves Stage Two Budget

On March 24, 2023, the directors, and shareholders of Waterberg JV Co. approved the Stage Two Budget consisting of $3.6 million for continued work on the Waterberg Project.  The Stage Two Budget, covering the period from April 1, 2023, to August 31, 2023, is a subcomponent of the Pre-Construction Work Program approved in principle on October 18, 2022.

Waterberg Project Infill Drill Program Results

On March 30, 2023, the Company reported positive results from a completed infill drill campaign at the Waterberg Project.  Assay results for sixteen planned F Zone boreholes were disclosed.  Results were incorporated into the Waterberg DFS Update as described more fully below.

May 2023	Waterberg Project Drill Intercept Update

On May 17, 2023, the Company reported that exploration borehole WE153 had intercepted platinum group metals mineralization consistent with both the T Zone and F Zone as found within the mineral resources and reserves of the Waterberg Project.  Borehole WE153 was collared on prospecting rights owned by Waterberg JV Co. located adjacent to the north of the Waterberg Mining Right.

June 2023	JOGMEC and Hanwa Ownership Update

On June 9, 2023, the Company reported that JOGMEC and Hanwa had established special purpose company HJM, to hold and fund their future equity interests in the Waterberg Project, with JOGMEC to fund 75% of future equity investments into HJM and Hanwa the remaining 25%.

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Engagement of BIC

On June 21, 2023, the Company reported the engagement of BIC by Lion Battery to help drive commercialization of its next generation platinum and palladium based battery chemistries.  Under an agreed scope of work, BIC is to conduct independent small scale and large scale trials to validate Lion Battery's proprietary platinum and palladium based electrode composition, slurry, and films in both lithium-sulfur and lithium-ion (NMC811) coin and pouch cells.  Collaboration with BIC will also include additional research and development focused on improving performance and scale-up with the goal of creating prototypes for commercialization consideration in 2024.

July 2023	Africa Wide Applies for Reconsideration

On July 10, 2023, the Company received notice that Africa Wide had applied to the President of the Supreme Court of Appeal seeking reconsideration of the November 10, 2022, ruling by the South Africa Supreme Court of Appeal dismissing Africa Wide's earlier application seeking leave to appeal the High Court Ruling.  The Company and RBPlat opposed the application.  (See October 2023 below).

Fiscal 2024 Developments

September 2023	Non-Brokered Private Placement Announced

On September 18, 2023, the Company closed a non-brokered private placement of 2,118,645 Common Shares at a price of $1.18 per Common Share with HCI, through its subsidiary Deepkloof, resulting in proceeds to the Company of approximately $2.5 million.  The private placement allowed HCI to return to a near 27% interest in the Company.

October 2023	Supreme Court of Appeal of South Africa dismisses Africa Wide's Application for Reconsideration

On October 6, 2023, the Supreme Court of Appeal of South Africa dismissed with costs the application by Africa Wide for the reconsideration of the November 10, 2022, ruling by the South Africa Supreme Court of Appeal dismissing Africa Wide's earlier application seeking leave to appeal the High Court Ruling.  The court found that no exceptional circumstances warranting reconsideration or variation of the decision refusing the application for leave to appeal had been established. Africa Wide was again ordered to pay costs.  On November 23, 2023, the High Court determined that Africa Wide owed the Company a total of R2.99 million in costs.  On November 29, 2023, the Company served Africa Wide by sheriff a demand for payment.

December 2023	Waterberg JV Co. Approves Stage Three Budget

On December 11, 2023, the board of directors of Waterberg JV Co. unanimously approved a work program in the amount of R29.8 million (approximately $1.65 million) for a third stage of work (the "Stage Three Budget") covering a six-month period from September 2023 to February 2024.  The shareholders of Waterberg JV Co. also approved the Stage Three Budget, with Implats abstaining.  On December 12, 2023, Implats advised that in the current operating environment and following their own restrictions to capital allocation across their portfolio, Implats could not fund their pro rata share of currently approved Waterberg budgets.  As a result, Implats' interest in Waterberg JV Co. was diluted.  Platinum Group alone elected to fund all of Implats' funding shortfall for the Stage Four Budget.  The Stage Three Budget funded continued work activities, including the Waterberg DFS Update, and normal project maintenance.

Annual Information Form for the year ended August 31, 2024	29

Platinum Group Announces Cooperation Agreement With Ajlan & Bros Mining & Metals

On December 20, 2023, the Company announced a Cooperation Agreement with Ajlan & Bros Mining and Metals Co. ("Ajlan") to study the establishment of a stand-alone platinum group metals smelter and BMR in Saudi Arabia.  The Cooperation Agreement encompasses three phases; a global PGE concentrate market study, a definitive feasibility study for the construction and operation of a PGE smelter and BMR in Saudi Arabia ("Smelter DFS"), and an option to form an incorporated 50:50 joint venture following the completion of the Smelter DFS. The Smelter DFS will assume the export of PGE concentrate from the Waterberg Project in South Africa to a port facility in Saudi Arabia.  A key requirement would be to secure a long-term permit for the export of unrefined precious metals in concentrate.

January 2024

Africa Wide pays the High Court determined legal fees and administration expenses to Platinum Group

On January 30, 2024, at the offices of Africa Wide's parent company Wesizwe, the Company attempted to serve Africa Wide with a writ of execution.  Wesizwe refused to accept delivery.  On February 4, 2024, Africa Wide paid the Company R2.99 million (approximately US $159 on that date), which was credited against legal fees in general and administration expenses for the period.

March 2024

Application filed in the High Court against the grant of the Waterberg Mining Right

On March 7, 2024, a group claiming to be the rightful leadership of two host communities filed an application in the High Court seeking to set aside the January 28, 2021, grant of the Waterberg Mining Right by the DMR.  Many of the applicants participated in the earlier unsuccessful appeals and court actions described above.  The applicants have requested condonation for the late filing of this appeal, claim informal rights to two farms overlaying a portion of the Waterberg Mining Right area, object to the grant of the Waterberg Mining Right, and object to the DMR dismissing their appeals on or about October 13, 2022.  The two farms in question are not expected to host any significant mine infrastructure.  Attorneys acting on behalf of Waterberg JV Co. have filed a notice of opposition and will prepare and file an answering affidavit in due course.

April 2024

Waterberg JV Co. Approves Stage Four Budget

On April 3, 2024, the directors, and shareholders of Waterberg JV Co. approved the Stage Four Budget consisting of $1.35 million for continued work on the Waterberg Project to allow the continuation of work programs underway while the Waterberg DFS Update was finalized.  The Stage Four Budget covered the period from March 1, 2024, to August 31, 2024. On May 9, 2024, Implats advised that in the current operating environment and following their own approach to capital allocation across their portfolio, Implats could not fund their pro rata share of the Stage Four Budget.  As a result, Implats' interest in Waterberg JV Co. was diluted.  Platinum Group alone elected to fund all of Implats' funding shortfall for the Stage Four Budget. Implats stated that it would consider the funding of subsequent cash calls as future circumstances allowed.

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Subsequent to Fiscal 2024 Developments

September 2024	Independent Definitive Feasibility Study Update for the Waterberg Mine Announced

On September 16, 2024, the Company announced positive results from the Waterberg DFS Update for the Waterberg Project completed by a team of independent specialists including international engineering firm Stantec Consulting International Ltd. ("Stantec") and South African engineering firm DRA Projects SA (Pty) Ltd. ("DRA").  Engineering oversight and project management for the Waterberg DFS Update was provided by South African engineering firm Fraser McGill (Pty) Ltd. ("Fraser McGill").

The Waterberg DFS Update is an update to the original Waterberg DFS published in September 2019.  The Waterberg DFS and the Waterberg DFS Update were completed by the same authors and QPs.  See "Item 5.3 Mineral Property Interests, Material Mineral Property Interest - Waterberg Project, Technical Report - Waterberg DFS Update, Waterberg Project Summary" for additional information on the Waterberg DFS Update.

October 2024	Independent Definitive Feasibility Study Update for the Waterberg Mine Filed

The Company announced the filing of the Waterberg DFS Update, which is incorporated herein by reference.  The Waterberg DFS Update may be accessed on the Company's website at www.platinumgroupmetals.net, on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

November 2024	2024 Shelf Prospectus and 2024 Registration Statement Filed

On November 13, 2024, the Company filed the 2024 Shelf Prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and the corresponding 2024 Registration Statement with the SEC under the Multijurisdictional Disclosure System established between Canada and the United States.

Pursuant to the 2024 Shelf Prospectus and the 2024 Registration Statement, the Company may offer and sell Common Shares, debt securities, warrants, subscription receipts or a combination thereof up to an aggregate initial offering price of $250 million (or its equivalent in Canadian dollars) from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the 2024 Shelf Prospectus and the 2024 Registration Statement remain effective.

4.2 SIGNIFICANT ACQUISITIONS

The Company has not made any significant acquisitions during its most recently completed financial year for which disclosure is required under Part 8 of NI 51-102.

ITEM  5 DESCRIPTION OF THE COMPANY'S BUSINESS

5.1 OVERVIEW

The Company is a platinum and palladium focused exploration, development and operating company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company's sole material mineral property is the Waterberg Project, which is the subject of the Waterberg DFS Update as described in this AIF.  The Company's key business objective is to advance the Waterberg Project to a development and construction decision.  Before a construction decision can be undertaken, arrangements will be required for project financing and concentrate offtake or processing.  The Company and Waterberg JV Co. are assessing commercial alternatives for mine development, concentrate offtake and financing.  The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

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The Company currently conducts no product sales, does not distribute any product, and does not have any source of operating revenues.  The Company will be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration and development on the Waterberg Project, as well as for general working capital purposes.

Waterberg JV Co. is presently in process with pre-construction permitting, engineering work, including road upgrade engineering and traffic studies, finalization of power and water infrastructure design and construction camp design.  Waterberg JV Co. continues to work with regional and local communities and their leadership on how the mine can be developed to provide optimal outcomes and best value to all stakeholders.

Principal Product

Our principal product from the Waterberg Project, in accordance with the Waterberg DFS, is planned to be a PGM bearing concentrate.  The concentrate will contain certain amounts of eight elements, which may be payable to the Company's account, comprised of platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel.  Pursuant to the Offtake ROFR, Implats has acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project.

Implats Transaction

On November 6, 2017, the Company, along with Waterberg JV Co., JOGMEC and Mnombo completed the first phase of the Implats Transaction whereby Implats purchased an aggregate 15.0% equity interest in Waterberg JV Co. for $30 million.  The Company received consideration of $17.2 million from Implats for the sale of an 8.6% interest in the Waterberg Project and JOGMEC received $12.8 million for the sale of a 6.4% interest in the Waterberg Project.

Pursuant to the Implats Transaction, Implats acquired a Purchase and Development Option to increase its stake in Waterberg JV Co. to 50.01% by purchasing an additional 12.195% equity interest from JOGMEC for $34.8 million and earning into the remaining interest by making a firm commitment to an expenditure of $130.0 million in development work.  The positive results of the Waterberg DFS were announced on September 24, 2019, and the Waterberg DFS was delivered to the Waterberg JV Co. shareholders on October 4, 2019, for review and approval.  The Waterberg DFS was approved on December 5, 2019, after which Implats had an option within 90 business days to elect to exercise the Purchase and Development Option.

Pursuant to the Implats Transaction, Implats also acquired the Offtake ROFR to enter into an offtake agreement, matching third party commercial arms-length terms offered to Waterberg JV Co., for the smelting and refining of mineral products from the Waterberg Project.  JOGMEC retained a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at market price and at volumes produced from the Waterberg Project.  This right was later acquired by Hanwa in March 2019.

On March 31, 2020, the parties entered into the Amended Call Option Agreement, to extend the termination date of Implats' Purchase and Development Option from April 17, 2020, to 90 calendar days following receipt of an executed mining right for the Waterberg Project.

In consideration for the amendment, Implats agreed to fund the 2020 Work Program.  The 2020 Work Program was aimed at increasing confidence in specific areas of the Waterberg DFS while awaiting the grant of a mining right and EA.  Total cost of the 2020 Work Program actually completed by Implats amounted to approximately Rand 24.7 million.

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On June 15, 2020, Implats delivered an Election Notice not to exercise the Purchase and Development Option.  Implats stated that notwithstanding the positive progress achieved on the 2020 Work Program, and the strategic alignment between the Waterberg asset and Implats stated portfolio objectives, the unprecedented events brought about by the COVID-19 Pandemic necessitated Implats to re-evaluate the impact of the increased economic uncertainty on Implats' strategy and risk appetite in the short, medium and long term.  Implats reiterated their support of both the Waterberg Project and the joint venture partners and it planned to remain an active 15% participant, including funding of their share of costs, subject to future considerations.

On August 11, 2020, Waterberg JV Co. delivered to Implats a Subscription Failure Notice to formalize the termination of the Purchase and Development Option.  Waterberg JV Co. also recorded the termination of the offtake negotiation period with Implats.  The Company continues to discuss and negotiate for offtake terms with Implats; however, the Company is also carrying on discussions with other potential concentrate offtake parties, subject to Implats' Offtake ROFR.

Beginning in December 12, 2023, Implats advised that in the current operating environment and following their own restrictions to capital allocation across their portfolio, Implats could not fund their pro rata share of currently approved Waterberg budgets.  As a result, Implats' interest in Waterberg JV Co. has diluted to approximately 14.86% as at August 31, 2024, with the Company acquiring Implats diluted share by electing to fund Implats' share of approved cash calls.  Implats has stated that it will consider the funding of subsequent cash calls as future circumstances allow.

Specialized Skill and Knowledge

Various aspects of our business require specialized skills and knowledge, including the areas of geology, engineering, operations, drilling, metallurgy, permitting, logistical planning and implementation of exploration programs as well as legal compliance, finance and accounting.  We face competition for qualified personnel with these specialized skills and knowledge, which may increase our costs of operations or result in delays.  The Company has found that it has been able to locate and retain employees or engage consulting experts with the required skills as described above when needed.

Competitive Conditions

The global mineral exploration, development and mining business is competitive.  Almost all South African platinum and palladium supply comes from the geographic constraints of the Western, Northern and Eastern Limbs of the Bushveld Complex, resulting in a high degree of local competition for mineral rights and projects.  The Company competes with numerous other companies and individuals in the search for, and the acquisition of, financially and geologically attractive mineral properties, as well as prospective land for exploration activities. The Company has historically been successful in identifying these mineral properties and prospective land for exploration in South Africa, but this cannot be assured in the future, and the Company may not be successful in such activities in the future.  See "Risk Factors".

Employees and Contractors

The Waterberg Project is operated in South Africa by the Company utilizing its own staff and personnel.  Contract drilling, geotechnical, engineering and support services are utilized as required.  Operations at the Waterberg Project are funded by Waterberg JV Co. and its shareholders.  The Company's current complement of officers and employees in Canada consists of 5 individuals.  The Company's complement of managers, employees, contractors, consultants, security and casual workers in South Africa consists of approximately 53 individuals, inclusive of 24 contractors, 21 consultants and 8 employees in PTM RSA, including 3 employees active at the Waterberg Project conducting site administration, exploration and engineering activities related to the advancement of the project and the execution of recommendations of the Waterberg DFS Update.

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Foreign Operations

The Company conducts its business in South Africa which hosts a large and well-developed mining industry.  This, among other factors, means the infrastructure in many areas is well-established, with well-maintained roads and highways as well as electricity distribution networks, water supply and telephone and communication systems.  Electrical generating capacity has been strained by demand and aging infrastructure in recent years in South Africa, but additional capacity is currently under construction.  Additional water infrastructure will also be required.  See "Item 5.5 Risk Factors".

There is also access to materials and skilled labour in South Africa due to the existence of many PGM, chrome, gold and coal mines.  Smelter complexes and refining facilities are also located in South Africa.  South Africa has an established government, police force and judiciary as well as financial, health care and social institutions, although such institutions underwent significant change following the fall of apartheid and free elections in 1994 and are continuing to be developed.  The system of mineral tenure was overhauled by new legislation in 2002, which came into force in 2004.  Since 1994, South Africa has been considered an emerging democracy.  See "Item 5.5 Risk Factors".

5.2 SOCIAL AND ENVIRONMENTAL POLICIES

Being a responsible corporate citizen means protecting the natural environment associated with our business activities, providing a safe workplace for our employees and contractors, and investing in infrastructure, economic development, and health and education in the communities where we operate so that we can enhance the lives of those who work and live there beyond the life of such operations.  We take a long-term view of our corporate responsibility, which is reflected in the policies that guide our business decisions, and in our corporate culture that fosters safe and ethical behaviour across all levels of Platinum Group.  Our goal is to ensure that our engagement with our stakeholders, including our workforce, industry partners, and the communities where we operate, is continued, mutually beneficial and transparent.  By building such relationships and conducting ourselves in this manner, we can address specific concerns of our stakeholders and work cooperatively and effectively towards achieving this goal.

Environmental, Social and Governance

ESG Approach and Objectives

The Company and Waterberg JV Co. are committed to conducting business in a responsible and sustainable manner.  Our core ESG values are:

  maximizing the positive effect of our projects and operations for all stakeholders;
  caring for the environment in which we operate;
  contributing to both the short-term and long-term development of our host communities;
  ensuring safe and secure workplaces for our employees;
  contributing to the welfare of our employees and local communities; and
  promoting good corporate governance, through openness, transparency, and accountability.

We continue to work on enhancements to our community engagement processes for all our mining and environmental matters.  We consider all stakeholders and confirm our commitment to the health and safety of our employees and surrounding communities.  Our ESG objectives include:

  reducing planned water consumption;

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  attaining full compliance with regulations and reporting of GHG emissions;
  achieving minimum impact on vegetation and supporting and enabling local biodiversity;
  reducing planned industrial waste;
  resolving individual community member grievances;
  continuing and improving stakeholder communication and engagement programs;
  achieving zero significant environmental incidents; and
  reducing planned power consumption

ESG Reporting and Assessment

The Company's ongoing ESG analysis continues to refine the set of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project.  We wish to achieve a high level of understanding and commitment from those who carry out our day-to-day activities.  Our social performance indicators aim to cover social risk management, grievance management, community investment and human rights.  Our environmental performance indicators aim to cover environmental impact mitigation, audits, water, energy, GHG emissions, and environmental remediation and rehabilitation.  Health and safety performance indicators are also to be recorded and monitored.

The Company has worked with Digbee since 2021 to independently assess its ESG development and disclosure at both the corporate and project level as it moves toward the construction phase of the Waterberg Project.  The Digbee ESG platform is aligned with over 25 global reporting standards to generate an appropriate ESG score for development stage mining companies and address real risk.

As part of the Waterberg Mining Right application process the Company developed a wide ranging set of studies and plans in relation to potential ESG impacts.  These studies and plans were leveraged to form the basis of the Digbee ESG assessment and subsequent outcomes.

For 2024, an independent team of Digbee ESG experts evaluated the Company's ESG submission against a set of rigorous and standardized scoring criteria.  To ensure accuracy and credibility, these scores were finalized after being peer reviewed.  As of September 2024, Platinum Group achieved an overall score of BBB with a range of CC to AAA based on the information provided.

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Awarded ESG Ratings (September 2024)

The total score shown above is the calculated average of the corporate and project scores which are displayed on the right.  While there is little that can be done to influence project context scores, they reflect the inherent risk of the environment in which we operate.  In contrast, project action scores reflect the steps we have taken to mitigate these risks.

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Overarching Results

Positive Outcomes	Potential Risks and Opportunities

  The Company's strategy has been updated and is in line with the Definitive Feasibility Study for the Waterberg Project. It now features items such as enhanced water resource management activities through the integration of dry stack tailings, and the initiation of a portable skills development and training programme for the community.

  As part of their commitment to ESG goals, PTM have supported social development initiatives in South Africa. Their contributions have included offering portable skills training and making financial donations to the "Access to Clean Water" program.

  Key Performance Indicators (KPIs) linked to ESG criteria have been integrated as performance measures and aligned with organisational milestones.

  The workforce diversity reporting and focus within the submission remains predominantly focused on gender and could be expanded to include other aspects such as ethnicity.

  There is currently no formal risk management framework in place to identify and manage risks and opportunities.

  ESG continues to be a key area of interest for stakeholders and investors, however PTM has yet to commit to any industry standards.

Environmental Matters

We have commissioned independent environmental site inspections and environmental management program compliance assessments at the Waterberg Project for our prospecting right area and the Waterberg Mining Right area.  Annual environmental reports are filed with regulators.  To date, there have been no significant environmental incidents at our Waterberg Project operation since exploration began on the property in 2011.  As a requirement to the grant of the Waterberg Mining Right, an EIA and EMP were filed with governmental regulators after a comprehensive consultation process with communities, regulators, environmental institutions, and other stakeholders over the last ten years.  Several independent, third-party specialist consultants completed component studies as a part of the application process.  The EIA and EMP were subsequently approved by the relevant regulators.

The Company carried on advancing the Waterberg DFS Update in 2023 and 2024 and published the results of the study on September 16, 2024.  The Waterberg DFS Update takes into consideration the use of dry stacking solutions for tailings to reduce water use.  With the inclusion of dry stack tailing, the steady state make up water requirement has been reduced by approximately 36% and is well below the net make up water requirements reported by other PGM and diamond mines located in the Limpopo Province.  This will reduce the overall long-term demand on ground water resources.

Since its initiation in 2023, environmental monitoring has advanced in the areas of climatic data, surface water chemistry, groundwater and air quality.  As the Waterberg Project develops, environmental monitoring will be expanded to include monitoring of noise pollution and biodiversity.  In line with this, environmental management and mitigation measures will be implemented accordingly.

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Furthermore, the mineral resources targeted at the Waterberg Project are mineable platinum group metals, being mainly palladium, platinum, and rhodium.  These metals are important elements in terms of reducing harmful emissions from internal combustion engines.  Platinum is a critical element in fuel cells and the "hydrogen economy" in general, highlighting the mine's potential to contribute to a cleaner future.

Social Matters

To date, work at the Waterberg Project has been related to exploration, early development and engineering activities.  Overall safety performance has been very good and strict safety protocols are followed.

We maintain an open communication policy with communities near the Waterberg Project.  We responded to concerns raised by individuals regarding water resources, roadways, heritage sites and planned infrastructure locations by thoroughly investigating each reported concern or claim.  Meetings were held with community leaders and site inspections occurred with local community members accompanied by independent consultants, NGOs, government agencies and regulators.  Although no material issues or events of regulatory non-compliance by the Company have been identified after these investigations, the Company remains committed to operating in a responsible manner and continues to work with local community leadership to ensure any identified issues are resolved in an appropriate and professional manner and in compliance with governing regulations.  The Company has developed a more formalized grievance mechanism, which has now been translated into the local language (Sepedi) and will be made accessible to all community members in the near future.

In 2024, the Company has continued working with local communities to create community trusts.  To ensure communities are well represented, the Company is covering the costs of legal representation for the communities.  The Limpopo Provincial Government and the Regional DMR Office in Limpopo are preparing to facilitate workshops with community leadership and other stakeholders to support and build their understanding of the mining legal framework and their rights and obligations in respect thereto.  The Company intends to benefit from these efforts.

The Company has further supported a local skills audit and the development of profiles of our local host communities.  These reports will help the Company better understand and respond to the needs of our local host community members.  The Company has also appointed two additional consultants to work with our local communities at the Waterberg Project.  These consultants are assisting with community engagement and the implementation of the Waterberg SLP.  This year the Company has also continued to grant tertiary bursaries to local youth and has also provided portable skills training to local community members. Planning for local school and clinic upgrades is underway.

Based on community meetings and direct feedback, and in part due to the Company's efforts to engage and support local communities, we believe local community residents support the development of the Waterberg Project and understand the expected economic benefits.

Governance Matters

In keeping with its dedication to maintaining the highest standards of governance, the Company has implemented the EHST Committee, the Governance and Nomination Committee and a number of policies to help create secure work environments that prioritize equality, integrity and respect for all.

Environmental, Health, Safety and Technical Advisory (EHST) Committee

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The EHST Committee was established by the Board to advise the CEO and CFO with respect to overseeing capital projects and material transactions undertaken by the Company, its subsidiaries or its affiliates from an environmental, technical, financial and scheduling perspective and to be responsible for developing and monitoring standards for ensuring a safe and healthy work environment and to promote sustainable development.  The EHST Committee is also responsible for providing oversight of the EHSSR Policies, the Human Rights Policy, and for monitoring the Company's practices in these areas, including the monitoring of (a) risks, challenges and opportunities to the Company's business associated with environmental, health, safety and social responsibility matters; (b) the Company's sustainability conduct, including environmental, health, safety and social policies and programs and overseeing performance in such areas; (c) the Company's compliance and applicable legal and regulatory requirements associated with environmental, health, safety, and community conduct; and (d) the Company's external reporting in relation to health, safety, environmental and community conduct.  The EHST Committee is comprised of directors Stuart Harshaw (Chair), Diana Walters and Timothy Marlow.  The EHST Committee meets on a regular basis and reports to the Board after each meeting.

Governance and Nomination Committee

The Governance and Nomination Committee of the Board also plays an important role in assisting the Board with its oversight of ESG matters.  The Governance and Nomination Committee is responsible for developing and implementing governance guidelines and principles, providing governance leadership to the Company and monitoring governance programs and policies, including without limitation, the Code of Conduct and the Commitment to Anti-Bribery Conduct.  The Governance and Nomination Committee reviews the Company's policies to ensure compliance with the applicable rules and regulations, and where necessary or desirable on account of governance trends that are appropriate for the Company, recommends changes, or the adoption of further policies, to the Board for approval.  The Governance and Nomination Committee is currently comprised of directors Timothy Marlow (Chair), Diana Walters and Mpho Makwana.  The Governance and Nomination Committee meets a minimum of one time per year and reports to the Board after each meeting.

Environmental, Health, Safety, and Social Responsibility Policies

The EHSSR Policies supplement the requirements, guidelines, and standards of conduct specified in Platinum Group's  other policies and affirm the Company's commitment to health and safety, social license and sustainable development, environmental stewardship, and human rights.  The EHSSR Policies are intended to be a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of Platinum Group.  The EHSSR Policies outline the Company's ESG expectations for all employees, directors, contractors, and consultants performing services for or on behalf of the Company.

Human Rights Policy

Along with integrating human rights into its risk assessment and due diligence processes, the Company is dedicated to fostering a culture of respect for human rights in the workplace.  It also actively seeks out positive interactions and collaborations with stakeholders who are impacted by its operations.  The EHST Committee assist the Board in the oversight of the Human Rights Policy including: reviewing the effectiveness and compliance of this policy on a regular basis, monitoring the Company's performance, challenges and commitments in the prevention or mitigation of any human rights issues, and reviewing the proposed public disclosure of any Company human rights matters.

Code of Conduct and Business Ethics

The Company has adopted a Code of Conduct which applies to all of the Company's directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer.  The Code of Conduct includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, disclosure in reports and documents filed with, or submitted to, the SEC, reporting of violations of the Code of Conduct and accountability for adherence to the Code of Conduct.  The Company has not amended the Code of Conduct or granted any waiver, including any implicit waiver, from a provision of the Code of Conduct during the Company's most recently completed fiscal year ending August 31, 2024.

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Commitment to Anti-Bribery Conduct

The Company is committed to acting in line with applicable anti-bribery law, our values and principles.  Platinum Group's business activities are based on quality, and service, and we do not provide bribes or other improper incentives.  The Anti-Bribery Conduct Policy was adopted in December 2021 to complement and expand on the existing Code of Conduct.  All known or suspected violations of the Anti-Bribery Conduct Policy should be reported either directly to the Ethics Officer, Governance and Nomination Committee Chair or as otherwise permitted under the Company's internal reporting procedures.  As set out in the Code of Conduct Policy, the Company will not allow any harassment, retaliation or any type of discrimination against a director, officer, employee or contractor who acts in good faith in reporting any violation.

Whistleblower Policy

The Audit Committee has established the Whistleblower Policy which outlines procedures for the confidential, anonymous submission by directors, officers, employees, consultants and, as appropriate, certain third parties of the Company, regarding the Company's compliance with all applicable government laws, rules and regulations, corporate reporting and disclosure, accounting practices, accounting controls, auditing practices and other matter relating to fraud against shareholders, without fear of retaliation of any kind.  If a Covered Person has any concerns about any of the Accounting Concerns which they consider to be questionable, incorrect, misleading or fraudulent, the Covered Person is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The Covered Person may report their concern in writing, by telephone or e-mail and forward it to the Chairman of the Audit Committee or to outside counsels of the Company.  All submissions will be treated on a confidential and anonymous basis, except when the Accounting Concerns refer to violation of any applicable law, rule or regulation that relates to the corporate reporting and disclosure, and to violation of the Code of Conduct, when the person making the submission must be identified for purposes of performing the investigation.  Further, the Company will not discharge, discipline, demote, suspend, threaten or in any manner discriminate against any person who submits in good faith an Accounting Concern.  Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.  No whistleblower complaints have been submitted since the inception of the Whistleblower Policy.

Copies of the Company's Charters and relevant policies may be found on the Company's website at www.platinumgroupmetals.net.

Waterberg Social and Labour Plan

The Waterberg SLP was developed pursuant to DMR guidelines for social and labour plans and submitted in accordance with section 46 of the MPRDA together with the Waterberg Mining Right application, which right was granted on January 28, 2021, and registered on July 6, 2021.  The objective of the Waterberg SLP is to align the Company's social and labour principles with the related requirements established under the Mining Charter, as applicable from time to time.  These requirements include promoting employment and avoiding retrenchments, advancement of the social and economic welfare of all South Africans, contributing towards the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the Waterberg Project.  Contractors will be required to comply with the Waterberg SLP and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all policies relating to recruitment, training, health and safety, etc.  In terms of human resources training, the Waterberg SLP establishes objectives for adult-based education training, learnerships and development of skills required by the mining industry, portable skills training for transition into industries other than mining, education bursaries and internships.  The Waterberg SLP also envisages a plan to establish local economic development objectives for projects such as infrastructure and educational support to local schools, the equipping and extension of a clinic/health facility, water and reticulation projects, housing development, and various other localized programs for small scale industry, agriculture, entrepreneurship and health and education.

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To support the Waterberg SLP for affected communities near the Waterberg Project, Waterberg JV Co. has budgeted expenditures amounting to an aggregate R428.9 million (approx. $24.13 million at August 31, 2024) over a five-year period.  Expenditures are subject to the grant of all required permits and the commencement of development activities on site.  At the end of each five-year period a new SLP will be established, considering actual expenditures to date and changes to adjust for community feedback, needs and preferences.  Components making up the current Waterberg SLP budget provisions are:

  Human Resource Development

Waterberg JV Co. is aware of the importance of human resources to accomplish its business objectives.  Skills development is the foundation for attaining competent and productive employees who can contribute to meeting the mine's business objectives and also contribute to the upliftment of their communities through their own personal economic success. The human resources development plan for the Waterberg Project budgets R13.3 million ($0.75 million at August 31, 2024) for the achievement of future career development opportunities within the mining industry and beyond the needs of the mine's operational requirements.  The skills development plan seeks to achieve portable skills through accredited qualification by certified training providers and programs.  Emphasis is to be applied to employment equity and to participation by historically disadvantaged South Africans and women.  Learnership, internship, bursary and youth training programs are planned.  Targets have been established for procurement and employment levels for women and for people from the local community.

  Local Economic Development

The LED program will seek to enable local communities to become economically stronger by improving infrastructure, business skills, entrepreneurship, job creation and income.  An amount of R405.6 million ($22.83 million at August 31, 2024) has been budgeted for LED projects seeking to amplify opportunities as well as alleviate poverty within the surrounding communities of the mine. Programs are to include infrastructure and educational support to local schools, mine and community bulk water supply and reticulation, extension and equipping of existing clinic/health facilities, and road construction.

  Management of Downscaling

A budget of R10.0 million ($0.56 million at August 31, 2024) has been established for training and skills development.  We conducted a social audit and needs and skills assessment of the communities near the Waterberg Project to learn about these communities and to help direct our efforts towards the matters of importance to them.  This work will guide our long-term training programs intended to increase skilled employment opportunities for local community members.  Investment in human resource development and facilitation of training during the lifetime of the Waterberg Project intends to sustain skills that will support employment for workers beyond the life of the mine.  The mine intends to comply with the Basic Conditions of Employment Act, No. 75 of 1997, and the Social and Labour Plan Guidelines with the goal of establishing skills that will be of value to employees at a future time of downscaling and retrenchment.

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Labour in South Africa

The gold and platinum mining industries in South Africa have witnessed labour unrest in past years, including demands for higher wages by certain labour groups.  In June 2014, the Association of Mineworkers and Construction Union accepted a negotiated wage settlement to end a five-month long strike affecting a significant proportion of the PGM industry.  In 2022, over 30,000 gold sector workers at one of the biggest mining houses downed tools for three months before a wage settlement was reached.  In 2022, several PGM mining companies negotiated and entered into five-year term wage settlement agreements.  To date, the Company has seen no adverse labour action on its operations in South Africa.  See "Item 5.5 Risk Factors".

Environmental Compliance

The Company's current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various state, provincial and local laws and regulations in the countries in which the Company conducts its activities.  These laws and regulations govern the protection of the environment, prospecting, development, mining, production, taxes, labour standards, occupational health, mine safety, hazardous substances and other matters.  Company management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on the Company's competitive position.  The Company intends to obtain and maintain all licences and permits required by all applicable regulatory agencies in connection with its mining operations and exploration activities.  The Company intends to maintain standards of compliance consistent with contemporary industry practice.

5.3 MINERAL PROPERTY INTERESTS

Under IFRS, the Company capitalizes all acquisition, exploration and development costs related to mineral properties.  The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.

The Company's key development project is located in the Bushveld Complex.  The Bushveld Complex comprises a series of distinct layers or reefs, three of which contain the majority of the economic concentrations of PGMs, and the subset of 4E PGMs consisting of platinum, palladium, rhodium and gold, (or the subset of 3E PGMs consisting of platinum, palladium and gold) within the Bushveld Complex: (i)  Merensky, which occurs around the Western Limb of the Bushveld Complex, (ii) UG2, which occurs around the Eastern Limb of the Bushveld Complex and (iii)  Platreef, found within the Northern Limb of the Bushveld Complex. These reefs exhibit extensive geological continuity and predictability and have an established history of economic PGM production.  The Merensky, UG2 and Platreef have been producing PGMs commercially since the 1920s, 1970s and 1990s, respectively.

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Overview of the Bushveld Complex

(Map not drawn to scale)

Material Mineral Property Interest - Waterberg Project

The Waterberg Project is managed and explored according to a joint technical committee and is currently planned for development according to the objective of achieving a "best outcome" scenario for shareholders and stakeholders.

The Waterberg Project is located 85 km north of the town of Mokopane (formerly Potgietersrus) in the province of Limpopo, South Africa, approximately 330 km NNE from Johannesburg.  Elevation ranges from approximately 880 to 1365 metres above sea level.

The project area is located approximately centred on UTM coordinates (Latitude 23°21′53" S, Longitude 28°48′ 23" E).

In calendar year 2021, Waterberg JV Co. filed for the closure of several, uneconomic prospecting rights.  Afterwards, in early 2022, the Waterberg Project comprised an aggregate of approximately 65,903 hectares of active prospecting rights and rights under application, including 20,482 hectares covered by the Waterberg Mining Right.  During 2022, Waterberg JV Co. filed for closure on a further 50,951 gross hectares of prospecting rights, of which 14,209 hectares were held within the Waterberg Mining Right, leaving a net 36,742 hectares of uneconomic prospecting rights now closed.  The project area currently covers approximately 29,161 hectares, being comprised of the Waterberg Mining Right covering 20,482 hectares, 4,190 hectares in an active prospecting right and 4,489 hectares of a property under application.

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The Waterberg Project was derived from a regional target initiative by the Company in 2007 and 2008.  The Waterberg prospect targeted a previously unproven extension to the Northern Limb of the Bushveld Complex that was overlain by a sequence of the Waterberg sedimentary formation.  Detailed geophysical and other work indicated potential for a package of Bushveld Complex rocks beneath the Waterberg formation.  Previous mineral exploration activities in the area were limited due to the extensive sedimentary cover. Exploration by the Company progressed through preliminary exploration activities, to delineation of initial drill targets in 2010, to primarily drilling in 2011 and later, and then to feasibility work in 2017 to 2019 once a deposit had been discovered.

On September 21, 2017, the Company completed the planned corporatization of the Waterberg Project by the transfer of all Waterberg Project prospecting rights held by PTM RSA on behalf of the joint venture participants into Waterberg JV Co.

Effective September 21, 2017, Waterberg JV Co. owned 100% of the prospecting rights comprising the entire Waterberg Project area and Waterberg JV Co. was owned 45.65% by PTM RSA, 28.35% by JOGMEC and 26% by Mnombo, giving the Company total direct and indirect ownership of 58.62% at that time.

On October 16, 2017, Implats entered into definitive agreements with the Company, JOGMEC, Mnombo and Waterberg JV Co., whereby Implats purchased shares of Waterberg JV Co. representing a 15.0% interest in the Waterberg Project from PTM RSA (8.6%) and JOGMEC (6.4%) for $30.0 million, giving the Company total direct and indirect ownership of 50.02%.

On November 6, 2017, the Company, JOGMEC and Mnombo closed the Initial Purchase with Implats and Implats acquired the Purchase and Development Option.

On March 8, 2018, JOGMEC signed a memorandum of understanding for the transfer of 9.755% of its 21.95% interest in Waterberg JV Co. to Hanwa, which was the result of Hanwa winning JOGMEC's public tender held on February 23, 2018.  In March 2019, JOGMEC completed a transfer of 9.755% of its 21.95% interest in Waterberg JV Co. to Hanwa.  Under the terms of the transaction, Hanwa also acquired the exclusive right to purchase some, or all of the metals produced from the Waterberg Project at market prices.

On May 10, 2022, JOGMEC confirmed a decision to maintain JOGMEC's interests in the Waterberg Project and to support funding contributions for project development to the extent possible.

In June 2023, JOGMEC and Hanwa established HJM, a special purpose corporation, to hold and fund their equity interests in the Waterberg Project, being an aggregate of 12.195% from JOGMEC and 9.755% from Hanwa, with JOGMEC to fund 75% of future equity investments into HJM and Hanwa the remaining 25%.  Consequently, JOGMEC and Hanwa's current shareholding percentages will dilute going forward as the combined funding obligations attributable to their aggregated shareholdings of 21.95% will be funded by HJM, to which commensurate equity will be issued.

As of the date of filing of this AIF, Waterberg JV Co. owns 100% of the Waterberg Mining Right and prospecting right comprising the entire Waterberg Project area.  Waterberg JV Co. is owned 37.19% by PTM RSA, 21.95% by HJM, 26% by Mnombo and 14.86% by Implats, giving the Company total direct and indirect ownership of 50.16% of the Waterberg Project.

Technical Report - Waterberg DFS Update

Technical information in this AIF regarding the Waterberg Project is derived from the Waterberg DFS Update. The Independent Qualified Persons for the Waterberg DFS Update are Charles Muller, B. Sc. (Hons) Geology, Pri. Sci. Nat. of Protek Consulting (Pty) Ltd.; Gordon Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM of Turnberry Projects (Pty) Ltd.; and Michael Murphy, P. Eng. of Stantec Consulting Ltd.

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The Waterberg DFS Update supersedes the Company's prior Waterberg DFS technical report, as well as the October 2018 Waterberg Report, and the earlier 2016 pre-feasibility study, with respect to the Waterberg Project. Prior technical reports and studies relating to the Waterberg Project should no longer be relied upon.

The Waterberg DFS Update has been evaluated and prepared in accordance with NI 43-101 to comply with the requirements for a technical report and definitive feasibility study and in accordance with S-K 1300 to comply with the requirements for a technical report summary and definitive feasibility study. The Waterberg DFS Update complies with disclosure and reporting requirements set forth in the TSX Company Manual, NI 43-101, Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101 and S-K 1300.  The Waterberg DFS Update includes measured, indicated and inferred mineral resources. Only measured and indicated resources have been incorporated into the Waterberg DFS Update mine plan and financial model.

The Waterberg DFS and the Waterberg DFS Update were completed by the same authors and Qualified Persons (each, a "QP"), within the meaning of NI 43-101 and S-K 1300.

The following summary is qualified in its entirety with reference to the full text of the Waterberg DFS Update, which is incorporated by reference herein. The use of "US$" in the Waterberg DFS Update denotes USD.

Waterberg Project Summary

(Excerpted from the Waterberg DFS Update)

1. Executive Summary

1.1 Introduction

This Technical Report was compiled for Waterberg JV Resources (Pty) Ltd. (Waterberg JV Resources), a company owned by Platinum Group Metals Ltd. (PTM), through Platinum Group Metals (RSA) (Pty) Ltd. (PTM RSA), Impala Platinum Holdings Ltd. (IMPLATS), HJ Platinum Metals Company Ltd. (HJM), a Japanese special purpose corporation owned by Japan Organization for Metals and Energy Security (JOGMEC) and Hanwa Co. Ltd. (Hanwa), and Mnombo Wethu Consultants (Pty) Ltd. (Mnombo), and also for PTM (Registrant). PTM is listed on the Toronto Stock Exchange under the symbol "PTM" and on the NYSE American under the symbol "PLG".

The purpose of this Technical Report is to provide an update to the mineral resource estimate, update to the mineral reserve, and publish the results of an updated definitive feasibility study (DFS Update) for the Waterberg Project. The Waterberg Project is the development of a platinum group metals (PGM) mine and concentrator plant in the Province of Limpopo, South Africa.

This Technical Report was prepared in accordance with disclosure and reporting requirements set forth in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101 and the United States Securities and Exchange Commission's (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations and Item 601(b)(96) Technical Report Summary (S-K 1300).

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The estimated mineral resources, including reserves, for the Waterberg Project at a 2.5 g/t (FZ-Central and FZ-South at 2.0 g/t) platinum (Pt), palladium (Pd), rhodium (Rh), and gold (Au) (4E) cutoff grade include a combined 345.03 million tonnes (Mt) at an average grade of 3.04 g/t 4E, 0.09% copper (Cu) and 0.18% nickel (Ni) in the Measured and Indicated (M&I) categories, and an additional 89.70 Mt at an average grade of 2.96 g/t 4E, 0.08% Cu, and 0.15% Ni in the Inferred category.

The estimated mineral reserves for the Waterberg Project include a combined 246.2 Mt at an average grade of 2.96 g/t 4E, 0.08% Cu, and 0.17% Ni in the Proven and Probable categories. The estimated mineral reserves contain a total of 23.4 million ounces (Moz) of 4E.

The key outcome of the DFS Update is the development of one of the largest and lowest cash cost underground PGM mines globally. The shallow, decline-accessed mine will be fully mechanized and produce approximately 4.8 Mt of ore and 353,208 combined ounces of 4E (on average) in concentrate per year at steady state. The mine is expected to produce from 2029 to 2081. Additional outcomes, based on consensus pricing (Base Case), include the following.

• Estimated project capital of approximately R18 862 M (US$946 M) [including Capitalized Operating Expenditure (OpEx)].

• Peak funding requirement of R15 428 M (US$776 M).

• Payback period, from first production, of approximately 5.8 years.

• After tax net present value (NPV8.0%) of R11 557 M (US$569 M).

• After tax internal rate of return (IRR) of 14.2%.

1.2 Property Description and Location

1.2.1 Property and Title

The Waterberg Project is located on the Northern Limb of the Bushveld Igneous Complex (BIC), approximately 85 km north of the town of Mokopane in the Province of Limpopo, South Africa, approximately 330 km NNE from Johannesburg, as shown in Figure 1-1 below.

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Figure 1-1:  Location of the Waterberg Project

In early 2022, the Waterberg Project comprised an aggregate of approximately 65,903 hectares (ha) of active prospecting rights (PRs) and rights under application, including 20,482 ha covered by the Waterberg JV Resources Mining Right (Mining Right). During 2022, Waterberg JV Resources filed for closure on 50,951 gross hectares of PRs, of which 14,209 ha are held within the granted Mining Right, leaving a net 36,742 ha of uneconomic PRs closed. The Waterberg Project area covers approximately 29,161 ha, being comprised of the Mining Right covering 20,482 ha, 4,190 ha in the active PR, and 4,489 ha in a right under application. The Waterberg Project area's elevation ranges from approximately 880-1,365 meters (m) above sea level (MASL).

In addition to the Mining Right, Waterberg JV Resources has an Environmental Authorization (EA) as well as a Waste Management License (WML). Another key authorization required is a Water Use License (WUL), which application Waterberg JV Resources is in the process of finalizing and anticipates submitting in the fourth quarter of 2024 under application reference number WU38566.

1.2.2 Holdings Structure

PTM RSA is the operator of the Waterberg Project, with joint venture (JV) partners being HJM, IMPLATS and Mnombo. Figure 1-2 shows the holdings of the Waterberg Project as of 31 August 2024.

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Figure 2-2:  Waterberg Project Holdings

1.3 Geological Setting and Mineralization

The Paleoproterozoic BIC is the world's largest layered igneous intrusion and is located in the Republic of South Africa (Lee, 1996). This igneous succession formed between 2055.91 and 2054.89 million years ago (Ma) (Zeh et al., 2015). It intruded into country rocks of the Transvaal Supergroup, largely along the unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg Felsite. According to recent geophysical studies, together with the recent exploration activities, the areal extent of the BIC is estimated to be >90,000 km2 (Finn et al., 2015), of which about 55% is covered by younger formations. The BIC hosts several layers rich in PGMs such as Pt, Pd, and Rh with some significant quantities of Au credit. Other minerals of economic importance associated with the BIC include chrome (Cr), Cu, Ni, vanadium (V), and cobalt (Co). To date, the BIC constitutes the world's largest known mineral resource of these metals.

The Waterberg Project is situated off the northern end of the previously known Northern Limb of the BIC, where the mafic rocks have a different sequence to those of the Eastern and Western Limbs of the BIC.

PGM mineralization within the Bushveld package underlying the Waterberg Project is hosted in two main layers: T-Zone and F-Zone.

The T-Zone occurs within the Main Zone just beneath the contact of the overlaying Upper Zone. Although the T-Zone consists of numerous mineralized layers, two potential economical layers were identified, TZ and T0 Layers. They are composed mainly of anorthosite, pegmatoidal gabbro, pyroxenite, troctolite, harzburgite, gabbronorite and norite.

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The F-Zone is hosted in a cyclic unit of olivine-rich lithologies towards the base of the Main Zone towards the bottom of the BIC. This Zone consists of alternating units of harzburgite, troctolite, and pyroxenites. The F-Zone was divided into the FH (harzburgite) and FP (pyroxenite) layers. The FH layer has significantly higher volumes of olivine in contrast with the lower lying FP layer, which is predominately pyroxenite.

1.4 Deposit Types

The mineralized layers of the Waterberg Project meet some of the criteria for Platreef-type deposits, where the mineralization is hosted by sulphides that are magmatic in origin. The mineralized layers can be relatively thick, often greater than 10 m.

The other criteria relating to the Platreef have yet to be demonstrated. Consequently, this mineralization is deemed to be similar, i.e., Platreef-like, but its stratigraphic position, geochemical and lithological profiles suggest a type of mineralization not previously recognized in the BIC.

1.5 Exploration Data / Information

The Waterberg Project is an advanced project that has undergone preliminary economic evaluations, a prefeasibility study (PFS), a technical report titled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated 04 October 2019 with an effective date of 04 September 2019 and filed on 07 October 2019 on SEDAR+ at www.sedarplus.ca (2019 DFS), and this DFS Update. Drilling to date has given the confidence to classify mineral resources as Inferred, Indicated and Measured.

1.6 Drilling

The data from which the structure of the mineralized horizons was modeled, and grade values estimated, were derived from a total of 374,399 m of diamond drilling. This Technical Report updates the mineral resource estimate using this dataset. The drill hole dataset consists of 474 drill holes and 585 deflections.

The management of the drilling programs, logging, and sampling were undertaken from multiple facilities: one at the town of Marken in Limpopo Province, South Africa, and the other on the farm Goedetrouw 366 LR within the Mining Right area, or at an exploration camp on the adjacent farm Harriet's Wish 393 LR.

1.7 Sample Preparation, Analyses, and Security

The sampling methodology concurs with Waterberg JV Resources' protocol based on industry best practice. The quality of the sampling was monitored and supervised by a qualified geologist. The sampling was done in a manner that included the entire potentially economic unit with enough shoulder sampling to ensure the entire economic zones were assayed.

Waterberg JV Resources instituted a complete quality assurance / quality control (QA/QC) program, including the insertion of blanks and certified reference materials, as well as referee analyses. The program is being followed and is to industry standard. The data is considered reliable in the opinion of the Qualified Person (QP).

1.8 Data Verification

Printed logs for 90% of the holes were checked with the drilled core. The depths of mineralization, sample numbers and widths, and lithologies were confirmed. The full process from core logging to data capturing into the database were reviewed at the two exploration sites. Collar positions of a few random selected drill holes were checked in the field and found to be correct. The average specific gravity (SG) values were generated for each individual lithological type and missing SG values were inserted according to the lithological unit. Assay certificates were checked on a test basis. The data was reviewed for statistical anomalies.

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The individuals in Waterberg JV Resources' senior management and certain directors of Waterberg JV Resources, who completed the tests and designed the processes, are non-independent mining or geological experts. The QP's opinion is that the data is adequate for use in mineral resource estimation.

1.9 Mineral Processing and Metallurgical Testing

Metallurgical testing of the F-Zone and T-Zone on selected drill core samples was completed at Mintek and Maelgwyn Mineral Services Africa (Pty) Ltd. (Maelgwyn), both accredited metallurgical laboratories in South Africa. All analyses were performed with appropriate QA/QC oversight at Intertek Group plc. in Perth, Australia (Intertek).

The economic minerals will be recovered using flotation techniques, resulting in a flotation concentrate that is suitable as feedstock for a smelter. This will be followed by additional downstream processing at a base metal recovery plant and a precious metals refinery, which is a standard practice in the PGM industry.

The PFS program identified the most suitable metallurgical process for the optimized recovery of the 4E elements and associated base metals. This was confirmed during the 2019 DFS variability and production blend evaluations. Additional test work was completed during this DFS Update primarily addressing the comminution parameters and to generate a typical concentrate for smelter evaluation and to provide flotation tailings for cemented backfill evaluation. Additionally, thickening and filtration test work was conducted for the backfill evaluation as well as dry stacking of tailings on the tailings storage facility (TSF).

The ore has again proven to be very hard and is not amenable to semi-autogenous milling; therefore, the three-stage crushing followed by two-stage ball milling circuit was confirmed for the comminution circuit.

The 2019 DFS test work program was used to develop a grade-recovery relationship targeting 80 g/t 4E in the flotation concentrate as feed to a smelter. The concentrate is expected to contain 2.2% Cu and 2.6% Ni in addition to the contained 4E elements (Pt, Pd, Rh, and Au). The grade recovery relationship was developed for each of the six economic metals with 4Es at almost 78%, Cu at 81%, and Ni at 44%.

The DFS Update test work program primarily targeted backfill production with process performance being of a lesser concern. It was confirmed that the concentrate quality can be achieved with multistage cleaning. The metallurgical recovery obtained from the test work indicated a reduced recovery point which has been incorporated into the total data pool.

1.10 Mineral Resource Estimates

This Technical Report documents the mineral resource estimate with an effective date of 31 August 2024. Infill drilling over portions of the Waterberg Project area and estimation methodology made it possible to estimate an updated mineral resource estimate and upgrade portions of the mineral resource to the Measured category. At a 2.5 g/t cutoff grade (COG) (4E) (FZ-Central and FZ-South at 2.0 g/t 4E), the deposit has a reasonable prospect of economic extraction in relation to basic working costs and metal prices and considering the overall resource envelope in terms of continuity, structure and accessibility.

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The Waterberg Project mineral resource excluding reserves is summarized in Table 1-1.

The mineral resource including reserves is summarized in Table 1-2.

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Table 1-1:  Mineral Resource Estimate Summary EXCLUDING Reserves
(Effective 31 Aug 2024, 100% Project Basis)

Mineral Resource T-Zone
Mineral Resource Category	Tonnage	Grade							Metal
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	Mt	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
TZ
Measured	1.33	0.89	1.54	0.04	0.72	3.19	0.13	0.07	4,232	0.136
Indicated	2.26	1.02	1.69	0.03	0.74	3.48	0.22	0.10	7,864	0.253
M&I	3.59	0.97	1.64	0.03	0.73	3.37	0.19	0.09	12,096	0.389
Inferred	17.52	1.19	2.02	0.04	0.87	4.11	0.15	0.07	72,031	2.316
T0
Measured	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.000
Indicated	1.18	0.96	1.55	0.04	0.47	3.02	0.16	0.08	3,567	0.115
M&I	1.18	0.96	1.55	0.04	0.47	3.02	0.16	0.08	3,567	0.115
Inferred	0.64	0.99	1.51	0.04	0.36	2.90	0.17	0.07	1,858	0.060
Total T-Zone (TZ+T0)
Measured	1.33	0.89	1.54	0.04	0.72	3.20	0.13	0.07	4,232	0.136
Indicated	3.44	1.00	1.64	0.03	0.65	3.32	0.20	0.09	11,431	0.368
M&I	4.77	0.97	1.62	0.03	0.67	3.29	0.18	0.09	15,663	0.504
Inferred	18.16	1.18	2.00	0.04	0.85	4.07	0.15	0.07	73,889	2.376
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	27.9	48.3	1.1	22.7
Indicated	30.2	49.5	0.9	19.5
M&I	29.6	49.2	1.0	20.3
Inferred	28.8	52.2	0.6	18.3
Total F-Zone
Measured	21.35	0.78	1.77	0.04	0.13	2.72	0.07	0.19	58,131	1.869
Indicated	88.63	0.83	1.75	0.04	0.12	2.75	0.06	0.16	243,600	7.832
M&I	109.97	0.82	1.75	0.04	0.12	2.74	0.06	0.17	301,731	9.701
Inferred	71.32	0.81	1.70	0.04	0.12	2.67	0.06	0.15	190,471	6.124
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.6	64.9	1.5	5.0
Indicated	31.0	62.7	1.6	4.7
M&I	30.7	63.0	1.6	4.7
Inferred	31.2	62.3	1.5	5.0

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Waterberg Aggregate - Total Mineral Resource
Mineral Resource Category	Tonnage	Grade							Metal
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	Mt	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	22.67	0.79	1.76	0.04	0.16	2.75	0.07	0.18	62,363	2.005
Indicated	92.07	0.84	1.74	0.04	0.14	2.77	0.06	0.16	255,031	8.199
M&I	114.74	0.83	1.75	0.04	0.15	2.76	0.06	0.16	317,394	10.204
Inferred	89.48	0.89	1.76	0.04	0.27	2.95	0.08	0.13	166,809	8.499
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.63	64.04	1.50	5.83
Indicated	30.23	63.03	1.54	5.20
M&I	29.91	63.23	1.54	5.32
Inferred	29.96	59.63	1.34	9.07

Notes:

  All mineral resources in situ.
  4E = PGE (Pt + Pd + Rh) and Au.
  The mineral resources stated above are shown on a 100% project basis, that is, for the Waterberg Project.
  Mineral resource cutoff 2.5 g/t (4E) grade except for FZ-Central and FZ-South are at 2.0 g/t cutoff grade (4E). Cutoff grade calculations performed in March 2023 and were based on the following assumptions:
    Metal prices:  Pt at US$1 050/oz, Pd at US$1 300/oz, Au at US$1 650/oz, Rh at US$5 000/oz, Cu at US$3.50/lb and Ni at US$8.50/lb.
    Unit costs: US$63.99 / t milled for F-Zones and US$76 / t milled for T-Zone (based on the 2019 DFS and escalated for inflation).
    Metal recoveries: 4E concentrator recoveries at 82% for F-Zones and 81% for T-Zone. Base metal recoveries for the F-Zones at 50.0% for Ni and 88.6% for Cu, T-Zone at 46.0% for Ni and 86.6% for Cu.
    Smelter recovery/payabilities: 83.5% for 4E and 72.0% for Cu and Ni.
  Conversion Factor used - kg to oz = 32.15076.
  Numbers may not add due to rounding.
  A 5% and 7% geological loss were applied to the Measured / Indicated and Inferred mineral resource categories, respectively.

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Table 1-2:  Mineral Resource Estimate Summary INCLUDING Reserves
(Effective 31 Aug 2024, 100% Project Basis)

Mineral Resource T-Zone
Mineral Resource Category	Tonnage	Grade							Metal
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	Mt	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
TZ
Measured	5.24	1.10	2.06	0.05	0.78	3.99	0.13	0.07	20,917	0.673
Indicated	12.73	1.41	2.42	0.03	0.93	4.79	0.19	0.09	60,967	1.960
M&I	17.97	1.32	2.31	0.04	0.89	4.56	0.17	0.08	81,885	2.633
Inferred	17.58	1.19	2.02	0.04	0.87	4.11	0.15	0.07	72,289	2.324
T0
Measured	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.000
Indicated	1.89	1.10	1.91	0.05	0.57	3.63	0.17	0.08	6,866	0.221
M&I	1.89	1.10	1.91	0.05	0.57	3.63	0.17	0.08	6,866	0.221
Inferred	0.64	0.99	1.51	0.04	0.36	2.90	0.17	0.07	1,870	0.060
Total T-Zone (TZ+T0)
Measured	5.24	1.10	2.06	0.05	0.78	3.99	0.13	0.07	20,917	0.673
Indicated	14.62	1.37	2.35	0.03	0.88	4.64	0.19	0.09	67,834	2.181
M&I	19.86	1.30	2.28	0.04	0.86	4.47	0.17	0.08	88,751	2.853
Inferred	18.23	1.18	2.00	0.04	0.85	4.07	0.15	0.07	74,159	2.384
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	27.6	51.6	1.3	19.5
Indicated	29.5	50.7	0.7	19.0
M&I	29.1	50.9	0.8	19.2
Inferred	29.0	49.2	0.9	20.9
Total F-Zone
Measured	78.08	0.87	2.01	0.05	0.15	3.08	0.08	0.20	240,471	7.731
Indicated	247.10	0.85	1.88	0.04	0.13	2.92	0.08	0.18	720,699	23.171
M&I	325.17	0.86	1.92	0.05	0.14	2.96	0.08	0.19	961,170	30.902
Inferred	71.47	0.81	1.70	0.04	0.12	2.67	0.06	0.15	190,940	6.139
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.3	65.3	1.6	4.8
Indicated	29.3	64.6	1.5	4.6
M&I	29.0	64.8	1.5	4.6
Inferred	30.4	63.7	1.5	4.3

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Waterberg Aggregate - Total Mineral Resource
Mineral Resource Category	Tonnage	Grade							Metal
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	Mt	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	83.32	0.89	2.01	0.05	0.19	3.14	0.09	0.19	261,389	8.404
Indicated	261.72	0.88	1.91	0.04	0.18	3.01	0.09	0.18	788,532	25.352
M&I	345.03	0.88	1.94	0.05	0.18	3.04	0.09	0.18	1,049,921	33.756
Inferred	89.70	0.89	1.76	0.04	0.26	2.96	0.08	0.15	265,099	8.523
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.3	64.19	1.59	5.95
Indicated	29.3	63.43	1.45	5.83
M&I	29.0	63.62	1.49	5.86
Inferred	30.0	59.68	1.35	8.95

Notes:

  All mineral resources in situ.
  4E = PGE (Pt + Pd + Rh) and Au.
  The mineral resources stated above are shown on a 100% project basis, that is, for the Waterberg Project.
  Mineral resource cutoff 2.5 g/t (4E) grade except for FZ-Central and FZ-South are at 2.0 g/t cutoff grade (4E). Cutoff grade calculations performed in March 2023 and were based on the following assumptions:
    Metal prices:  Pt at US$1 050/oz, Pd at US$1 300/oz, Au at US$1 650/oz, Rh at US$5 000/oz, Cu at US$3.50/lb and Ni at US$8.50/lb.
    Unit costs: US$63.99 / t milled for F-Zones and US$76 / t milled for T-Zone (based on the 2019 DFS and escalated for inflation).
    Metal recoveries: 4E concentrator recoveries at 82% for F-Zones and 81% for T-Zone. Base metal recoveries for the F-Zones at 50.0% for Ni and 88.6% for Cu, T-Zone at 46.0% for Ni and 86.6% for Cu.
    Smelter recovery/payabilities: 83.5% for 4E and 72.0% for Cu and Ni.
  Conversion Factor used - kg to oz = 32.15076.
  Numbers may not add due to rounding.
  A 5% and 7% geological loss were applied to the Measured / Indicated and Inferred mineral resource categories, respectively.

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Following are the parameters for the mineral resources.

• Mineral resources are classified in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC) 2016 standards. Certain differences exist with the "Canadian Institute of Mining (CIM) Standards on Mineral Resources and Mineral Reserves"; however, Waterberg JV Resources and the QP believe the differences are not material and the standards may be considered the same. Inferred mineral resources have a high degree of uncertainty.

• Mineral resources are provided on a 100% project basis.

• All mineral resources are in situ.

• Inferred categories are separate from the Measured and Indicated categories. The estimates have an effective date of 31 August 2024.

• A COG of 2.5 g/t 4E is applied to the selected base case mineral resources, except for FZ-Central and FZ-South which have a 2.0 g/t cutoff. The COGs were determined based on the 2019 DFS information related to costs (escalated for inflation), metal recoveries, smelter cost and 2023 consensus on metal pricing. Greater detail regarding COGs is shown in Section 15.1

• Charles Muller of Protek Consulting Pty Ltd. (Protek), who previously worked on the 2019 DFS under CJM Consulting Pty Ltd. (CJM), completed the mineral resource estimate presented in the DFS Update.

• Mineral resources were estimated using ordinary kriging (OK) and simple kriging (SK) methods in Datamine Studio3. A process of geological modeling and creation of grade shells using indicating kriging (IK) was completed in the estimation process.

• The estimation of mineral resources considered environmental, permitting, legal, title, taxation, socioeconomic, marketing, and political factors. The mineral resources may be materially affected by metals prices, exchange rates, labor costs, electricity supply issues, or many other factors detailed in PTM's annual information form.

• Estimated grades and quantities for byproducts are included in recoverable metals and estimates in the DFS Update. Cu and Ni are the value byproducts recoverable by flotation and for M&I mineral resources are estimated at 0.17% Cu and 0.08% Ni in the T-Zone and 0.08% Cu and 0.19% Ni in the F-Zone.

The data that formed the basis of the estimate are the drill holes drilled by Waterberg JV Resources, which consist of geological logs, the drill hole collars, the downhole surveys, and the assay data, all of which were validated by the QP. The area where each layer was present was delineated after examination of the intersections in the various drill holes.

1.11 Mineral Reserve Estimates

The effective date for the mineral reserve estimate contained in this Technical Report is 31 August 2024.

The Waterberg Project mineral reserve estimate was based on the M&I mineral resource material contained in the T-Zone and Super F-Zone (F-Zone) resource block models. The F-Zone is comprised of the five sub-zones listed below.

• Super F-South Zone (F-South).

• Super F-Central Zone (F-Central).

• Super F-North Zone (F-North).

• Super F-Boundary North Zone (F-Boundary North).

• Super F-Boundary South Zone (F-Boundary South).

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In the 2019 DFS, a 2.5 g/t 4E stope COG was used for mine planning for both the T-Zone and F-Zones. For this DFS Update, a 2.0 g/t 4E stope COG was used for the F-Central and F-South Zones, while a 2.5 g/t 4E COG was used for the T-Zone and the F-North, F-Boundary North, and F-Boundary South. The 2.0 g/t 4E stope COG for F-Central and F-South was based on updated COG input parameters for the DFS Update discussed in Section 15.0. of this Technical Report.

The COG reduction in F-Central resulted in a significant increase in the Waterberg Project mineral reserves as shown in Table 1-3.

Table 1-3:  F-Central Mineral Reserves Increase in DFS Update

Item	Tonnes	Grade 4E (g/t)	4E Ounces Mined
2019 DFS (2.5 g/t 4E COG)	70.1 M	3.09 g/t	7.0 M
DFS Update (2.0 g/t 4E COG)	132.1 M	2.68 g/t	11.4 M
Change	+62.0 M	-0.41 g/t	+4.4 M

The mine design is based on using the Sublevel Longhole Stoping mining method (Longhole) with paste backfill. Sublevel intervals and stope dimensions were established from evaluating mineral resource geometry and continuity, geomechanical study design parameters, and optimizing production rate and resource extraction. Individual stope mining shapes were created using Deswik Stope Optimizer (DSO) software. Stope sill development designs were prepared for all stopes and the mineral resources contained in development has been separated from the stopes. The in situ mineral resource contained in the stope shapes and development designs were extracted from the resource models and include all planned dilution. Modifying factors applied to the in situ mineral resource include geological losses, external overbreak dilution, and mining losses.

The reference point for the estimated mineral reserves is delivery of run-of-mine (ROM) ore to the processing plant.

The estimated Proven, Probable, and Total Waterberg Project mineral reserves at the described cutoffs are summarized in Table 1-4, Table 1-5, and Table 1-6.

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Table 1-4:  Proven Mineral Reserve Estimate Effective 31 August 2024

Zone	Tonnes	Pd	Pt	Rh	Au	4E	Cu	Ni	4E Metal
		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(kg)	(Moz)
T-Zone	5,094,182	1.76	0.93	0.04	0.63	3.36	0.10	0.06	17,138	0.551
F-Central	32,297,283	1.90	0.82	0.04	0.13	2.89	0.06	0.17	93,186	2.996
F-South	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0.000
F-North	16,637,670	2.04	0.85	0.05	0.16	3.10	0.10	0.20	51,558	1.658
F-Boundary North	4,975,853	1.99	0.97	0.05	0.16	3.17	0.10	0.22	15,784	0.507
F-Boundary South	5,294,116	2.31	1.04	0.05	0.18	3.59	0.08	0.19	19,015	0.611
F-Zone Total	59,204,921	1.98	0.86	0.05	0.14	3.03	0.08	0.19	179,543	5.772
Waterberg Total	64,299,103	1.97	0.86	0.05	0.18	3.06	0.07	0.17	196,681	6.323

Table 1-5: Probable Mineral Reserve Estimate Effective 31 August 2024

Zone	Tonnes	Pd	Pt	Rh	Au	4E	Cu	Ni	4E Metal
		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(kg)	(Moz)
T-Zone	14,137,694	2.05	1.18	0.02	0.75	4.01	0.16	0.08	56,623	1.820
F-Central	99,814,040	1.72	0.74	0.04	0.12	2.61	0.07	0.17	260,936	8.389
F-South	10,643,204	1.85	0.99	0.05	0.13	3.02	0.03	0.11	32,127	1.033
F-North	36,573,456	2.12	0.90	0.05	0.16	3.23	0.09	0.20	118,079	3.796
F-Boundary North	13,312,581	1.91	0.99	0.05	0.17	3.11	0.10	0.23	41,432	1.332
F-Boundary South	7,421,801	1.89	0.92	0.04	0.13	2.98	0.06	0.18	22,128	0.711
F-Zone Total	167,765,082	1.84	0.82	0.04	0.13	2.83	0.07	0.18	474,702	15.262
Waterberg Total	181,902,775	1.85	0.84	0.04	0.18	2.92	0.08	0.17	531,324	17.082

Table 1-6:  Total Estimated Proven and Probable Mineral Reserve Effective 31 August 2024

Zone	Tonnes	Pd	Pt	Rh	Au	4E	Cu	Ni	4E Metal
		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(kg)	(Moz)
T-Zone	19,231,876	1.97	1.11	0.03	0.72	3.84	0.14	0.07	73,760	2.371
F-Central	132,111,323	1.76	0.76	0.04	0.12	2.68	0.06	0.17	354,121	11.385
F-South	10,643,204	1.85	0.99	0.05	0.13	3.02	0.03	0.11	32,127	1.033
F-North	53,211,126	2.10	0.88	0.05	0.16	3.19	0.10	0.20	169,637	5.454
F-Boundary North	18,288,434	1.93	0.98	0.05	0.17	3.13	0.10	0.23	57,216	1.840
F-Boundary South	12,715,917	2.06	0.97	0.05	0.15	3.24	0.07	0.19	41,143	1.323
F-Zone Total	226,970,003	1.87	0.83	0.04	0.14	2.88	0.07	0.18	654,245	21.034
Waterberg Total	246,201,879	1.88	0.85	0.04	0.18	2.96	0.08	0.17	728,005	23.406

Notes:

  The mineral reserves are based on using the Longhole mining method with paste backfill. A minimum stope width of 2.4 m (true width) was used.
  The point of reference for the mineral reserves is defined as the point where the mined ore is delivered to the processing plant.
  4E = PGE (Pd + Pt + Rh) and Au.
  A stope cutoff grade of 2.0 g/t 4E was used for mine planning for F-Central and F-South while a 2.5 g/t 4E was used for mine planning for the T-Zone and other F-Zones in the mineral reserves estimate.
  Long-term metal prices assumed for cutoff grade estimates were Pt = US$1,050.00/oz, Pd = US$1,300.00/oz, Rh = US$5,000.00/oz, Au = US$1,650.00/oz, Cu = US$3.50/lb, Ni = US$8.50/lb and exchange rate 17.22 ZAR = 1 US$.
  Long-term metal recoveries assumed for cutoff grade estimates were 4E 82% for the F-Zones and 4E 81% for the T-Zone. A smelter recovery of 4E 83.5% was assumed for all zones.
  Long-term operating costs assumed for the cutoff grade estimates were US$63.99 per tonne mined for the F-Zone and US$76.09 per tonne mined for the T-Zone and include mining, processing, infrastructure, general and administration, transport, royalties, and sustaining capital.
  Tonnage and grade estimates include planned dilution, geological losses, external overbreak dilution, and mining losses.
  Numbers may not add due to rounding.

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1.12 Mining Methods

The Waterberg Project will be a 400,000 tonnes per month (tpm) (400 ktpm) mechanized underground mining operation accessed via declines. The mine design is based on using sublevel Longhole and backfilling the mined voids with paste backfill.

The mining methods for the DFS Update are similar to those in the 2019 DFS, with adjustments to the Central and South Complexes. The North Complex mine design remains unchanged.

The main adjustments to the Central and South Complexes are as follows:

  Reduced the mining COG in the Central Complex from 2.5 g/t 4E to 2.0 g/t 4E based on updated COG input parameters.
  Reduced the mining COG in the F-South (in the South Complex) from 2.5 g/t 4E to 2.0 g/t 4E based on updated COG input parameters.
  Increased the minimum stope footwall (FW) angle to 42o.
  Reduced the minimum stope hanging wall (HW) angle to 30o.
  Reduced the sublevel spacing for the upper mining block in the Central Complex to 20 m from a combination of 20 m and 40 m to allow the operation to gain experience with the mining method and processes.
  Reduced the sublevel spacing in the T-Zone to a consistent 20 m (from a combination of 20 m and 40 m throughout) to increase resource recovery and minimize mining risk on the narrow ore body, with a 42o FW angle adjustment.
  Adjusted the T-Zone decline and FW infrastructure placement to avoid a fault that parallels the T-Zone resource.

The lower mining COG in the Central Complex resulted in an 88.4% increase in the Central Complex reserve tonnage (from 70.1 Mt to 132.1 Mt). The increase in Central Complex reserves presented the opportunity to increase the Central Complex production rate to 400,000 tpm and delay the capital cost of developing the South Complex and North Complex. The DFS Update includes developing and mining the Central Complex at 400,000 tpm followed by developing and mining the South Complex and North Complex concurrently at a combined 400,000 tpm (the South Complex will produce approximately 100,000 tpm and the North Complex will produce at approximately 300,000 tpm). The South Complex underground workings will be accessed from the Central Complex underground workings, eliminating the requirement for a South Complex portal box cut.

The Waterberg Project was divided into the following three mining Complexes.

  The South Complex that includes T-Zone and F-South.
  The Central Complex that includes F-Central.
  The North Complex that includes F-North, F-Boundary North, and F-Boundary South.

A plan view with the production areas projected to surface is shown in Figure 1-3 and a longitudinal view of the zones, looking approximately northwest (looking from the footwall), is shown in Figure 1-4.

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Figure 1-3:  Surface Plan View Showing Mineral Resource Extents

Source:  Background - Google Maps (Approximated positioning and scale)

Figure 1-4:  Longitudinal View of Waterberg Complexes (Looking Northwest)

Note:  Approximated scale

There will be a box cut and portal at the Central Complex that will also be used to access the South Complex and a separate box cut and portal to access the North Complex. Each Complex will be accessed via twin declines (service decline and conveyor decline) that will service the complex for the LOM.

1.12.1 Geomechanical

Geomechanics core logging and laboratory test data from the PFS and additional data collected during the 2019 DFS were combined in a database and used to develop a geomechanical model and for use in rock mass classifications systems to develop rock mechanics parameters for the mine design. The analysis utilized several common empirical models and was validated with numerical modeling in several instances.

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A thrust fault located in the footwall of the T-Zone mineralization was identified during the DFS Update. The thrust fault and surrounding zone of influence is characterized as very poor to extremely poor ground and impacted the positioning of the declines and footwall development. A reduced development advance rate and additional ground support in the thrust fault zone of influence have been accounted for in the mine design, schedule, and costs.

Support requirements for development headings were developed and are in line with both empirical calculation methods and common support types. Generally, primary ground support will consist of patterned rock bolts and screen, with application of shotcrete in areas deeper in the mine.

An updated numerical modeling exercise for the Central Complex and South Complex was undertaken during the DFS Update to further evaluate the evolution of rock mass damage and paste backfill performance as mining progresses. The modeling was completed in five-year excavation steps based on the mining schedule. Modeling steps incorporated stope excavation and then immediate backfill before starting the next excavation step. The principal findings of the modeling exercise are listed below.

  Beyond the end of LOM with complete backfilling of mined stopes, vertical deflection at the ground surface is not expected to exceed 11 cm at the Central Complex, and no measurable surface deflection is expected at the South Complex.
  Surface strain is within tolerance at both the Central Complex and South Complex and will not impact any category of present or future surface development or infrastructure, including buildings, roads, and pipelines.
  The mine design should account for ore loss at the lowest elevation mine workings at the Central Complex, due to stress conditions exceeding rock strength thresholds. Ore loss may be due to sterilizing stopes or modifying stope designs, where critical stress conditions may lead to active fracturing of the rock mass.
  To mitigate this risk, all stopes in the mine plan have a 5% geological losses factor applied as well as a 90% mining recovery factor. To further account for ore losses due to stress conditions in the Central Complex, a second 90% mining recovery factor has been applied to all secondary stopes with an average true width of 25 m or greater. This second recovery factor represents 5.3 Mt of ore. The risk of rock mass damage and impact to operations can be reduced by optimizing the mining sequence, which should be undertaken during execution.
  Paste backfill dilution in wider parts of the ore body is expected, principally affecting secondary transverse stopes. In general, paste backfill dilution is anticipated to increase with depth and towards completion of the mining level and has been reflected in the dilution estimates.

Backfill stability was assessed primarily using empirical-analytical methods with developed backfill strength requirements validated by benchmarking and limited 3D finite element modeling.

1.12.2 Mine Development

All decline and lateral excavations will be developed using drill and blast methods and mechanized diesel-powered mobile equipment. A summary of the development totals by Complex is included in Table 1-7. and the development profile is shown in Figure 1-5.

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Table 1-7:  Development Quantities by Complex

Item	Central Complex (m)	South Complex (m)	North Complex (m)	Waterberg Total (m)
Decline	24,519	32,155	33,386	90,059
Lateral Sublevel and Infrastructure	221,194	134,852	225,747	581,792
Total	245,712	167,007	259,132	671,851

Figure 1-5:  Lateral Development Profile

1.12.3 Production

Mining blocks will be established at 100 m vertical intervals and will consist of two sublevels spaced at 40 m (40 m stope height) and one sublevel spaced at 20 m (20 m uppers stope that will be mined beneath the backfilled stopes in the block above) or five sublevels spaced at 20 m (generally in the T-Zone). Individual stopes will be 20 m along strike and a combination of transverse and longitudinal approaches will be used to accommodate the varying ore body thickness. Within each mining block, stopes have been sequenced and there will be multiple stopes in the active stope cycle. To achieve the production profile, there will be multiple mining blocks in production simultaneously.

The production plan focuses on optimizing the ramp-up period and maximizing productivity. Each Complex was scheduled independently as a stand-alone operation. The Central Complex has a significant increase in reserves resulting from the reduction in COG to 2.0 g/t 4E (from 2.5 g/t 4E in the 2019 DFS). The breakdown of tonnes and grade recovered by mining approach and Zone is summarized in Table 1-8.

Initial production will come from the Central Complex with the South Complex and North Complex phased in once production in the Central Complex begins to ramp down. There will be approximately 4.5 years of ramp-up from the start of the decline development in May 2026 to achieve sustainable 70% of steady-state production in January 2031. Steady-state production of 400 ktpm will be achieved in Q2 2032 from the Central Complex. Later in the LOM, as the Central Complex ramps down, the South Complex (100 ktpm) and North Complex (300 ktpm) will ramp up to maintain 400 ktpm production until 2081.

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The ramp-up and steady-state production tonnage profiles are shown in Figure 1-6 and Figure 1-7.

Table 1-8:  Life-of-Mine Production Summary

Ore / Grade	T-Zone	F-Central	F-South	F-North	F-Boundary North	F-Boundary South
Ore Tonnes - Stope Total	17,146,610	125,538,539	10,135,579	49,863,926	16,888,572	11,727,833
Ore Tonnes - Transverse	1,312,770	108,851,011	2,271,366	38,729,517	7,318,698	508,303
Ore Tonnes - Longitudinal	15,833,839	16,687,528	7,846,213	11,134,409	9,569,874	11,219,530
Ore Tonnes - Development	2,085,266	6,572,784	507,625	3,347,199	1,399,862	988,084
Ore Tonnes - Total	19,231,876	132,111,323	10,643,204	53,211,126	18,288,434	12,715,917
Grade 4E (g/t)	3.84	2.68	3.02	3.19	3.13	3.24
Grade Pt (g/t)	1.11	0.76	0.99	0.88	0.98	0.97
Grade Pd (g/t)	1.97	1.76	1.85	2.10	1.93	2.06
Grade Rh (g/t)	0.03	0.04	0.05	0.05	0.05	0.05
Grade Au (g/t)	0.72	0.12	0.13	0.16	0.17	0.15
Grade Cu (%)	0.144	0.065	0.028	0.097	0.097	0.069
Grade Ni (%)	0.070	0.171	0.107	0.201	0.228	0.187

Notes:  4E = PGE (Pt + Pd + Rh) and Au. Totals may not add due to rounding.

Figure 1-6:  Mining Production Tonnage by Month during Ramp-Up

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Figure 1-7:  Annual Production Tonnage Profile

1.12.4 Ventilation and Mine Air Refrigeration

The underground mobile equipment will be diesel powered. The required ventilation flow will be 1,300 cubic meters per second (m3/s), 695 m3/s, and 1,380 m3/s for the Central, South, and North Complexes, respectively.

Ventilation to each Complex will be provided by surface fresh air and return air ventilation raises and the portals / declines. The ventilation systems will be a "pull" system with large surface fans located at the exhaust raises. Ventilation in the conveyor declines will have fresh air pulled from the portals and exhausted without being used to ventilate other mine workings.

The underground heat loads will be countered by a combination of refrigerated air and uncooled air. The cooling requirement will be 20 MWR, 10 MWR, and 20 MWR for the Central, South, and North Complexes, respectively. Mine air cooling will not be required until mining depths reach 700 m below surface in the Central Complex in 2034.

1.13 Recovery Methods

The process design for the Waterberg Project concentrator plant was developed based on the extensive metallurgical test work results and previous studies. The test work program developed during the PFS and the 2019 DFS identified that the mill-float-mill-float (MF2) configuration following three stage crushing is the most appropriate recovery technique for the PGEs and the base metals from the ores. This recovery technique has been retained for the DFS Update. Further optimization of the reagent addition during operation to achieve the optimal concentrate grade and recovery can be completed.

The flotation concentrator will produce a concentrate containing 80 g/t 4E with a mass pull of approximately 2.9%. The concentrator was designed to process 4.8 Mtpa (400 ktpm) of ROM and will produce 120-150 ktpa of concentrate to be shipped to a smelter. The concentrate will contain 12% moisture while the tailings will be directed to thickening prior to filtration to produce a filter cake for backfill use underground as cemented fill or for dry stacking onto the surface TSF as the preferred option to optimize water consumption.

The plant production rate is aligned with mine production and concentrator production is scheduled to commence in September 2029 with ramp-up continuing until steady state is reached in 2031, as indicated in Figure 1-8.

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Figure 1-8:  Annual Mill Feed Profile Summary

Figure 1-9:  Concentrator Ramp-Up in Production

The ramp up in production will require a stockpile to be generated of up to 750 kt to be able to sustain processing as indicated in Figure 1-9. for sustained delivery of concentrate into the eventual off take agreement with a smelter.

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The concentrate production and contained 4E elements approaching 400,000 oz per annum is indicated in Figure 1-10. The base metal content anticipated for Ni production is around 3,000-4,000 tpa with Cu production increasing from 2,500 tpa to 4,000 tpa in the later years of production.

Figure 1-10:  Annual Metal Production Summary

1.14 Project Infrastructure

The Waterberg Project is in a rural area with limited existing infrastructure apart from gravel roads, drill hole water, and 22 kV rural power distribution with limited capacity. Upgrading is planned for all existing infrastructure, including the upgrading of 34 km of gravel roads to the N11 national road.

In addition to three mining Complexes and one processing facility, the Waterberg Project infrastructure will include the construction of a new 132 kV electrical supply from the Eskom Burotho 400/132 kV main transmission station 74 km south of the site, and the development and equipping of a local well field spread over 20 km to provide water.

At the site, a lined dry stack TSF (Dry Stack TSF), stream diversion, ore stockpile and waste rock storage facilities, ventilation and refrigeration systems, waste handling facilities, backfill preparation and distribution system, electrical and communication systems and other necessary infrastructure (i.e., compressed air, internal roads, potable water, service water, industrial water, dust suppression and fire water systems) to support mining and processing operations will be constructed.

The Waterberg Project will require 72.3 MVA of electrical power and 2.85 ML/d of industrial water.

1.15 Market Studies and Contracts

One of the JV partners of the Waterberg Project is IMPLATS, a primary PGM producer in South Africa with downstream processing operations. Waterberg JV Resources has also received indicative terms from a potential concentrate offtaker. Therefore, no formal marketing study was commissioned for the DFS Update to determine pricing for the metals contained in concentrate.

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Metal price movements for the economic metals associated with the Waterberg Project (Pt, Pd, Rh, Au, Ni, and Cu) were reviewed for the preceding three years and show that there was a significant change in the market for the major contributors to income generation.

The three-year trailing average metal prices with two-year, one-year and spot as of 01 June 2024 are detailed in Table 1-9.

Table 1-9:  Three-year Trailing Pricing all Economic Metals

Period	Pd	Pt	Au	Ni	Cu	Rh
	USD/oz	USD/oz	USD/oz	USD/t	USD/t	USD/oz
Three-year Trailing	1,749	982	1,902	21,873	8,869	11,238
Two-year Trailing	1,476	961	1,936	21,382	8,458	8,333
One-year Trailing	1,125	943	2,050	18,433	8,574	4,546
01 June 2024	991	1,024	2,351	19,512	10,128	4,725

Source:  'Johnson Matthey Metal Prices' & London Metal Exchange - Monthly Average

However, in this DFS Update, analyst street consensus pricing will be the base case (Base Case) as shown in Table 1-10. Monthly spot and three-year trailing average metal prices will also be evaluated in the financial sensitivity analysis.

Table 1-10:  Consensus View - Metal Price Assumptions

Commodity	Unit of Measure	2025	2026	2027	2028	Long-term Real
Pt	USD/oz	1,144	1,233	1,330	1,605	1,605
Pd	USD/oz	1,089	1,095	1,122	1,062	1,062
Au	USD/oz	2,155	2,005	2,008	1,812	1,812
Rh	USD/oz	4,627	4,794	4,561	6,209	6,209
Cu	USD/lb	4.77	4.83	4.85	4.53	4.53
Ni	USD/lb	8.68	8.85	9.09	9.73	9.73

Considering these metal prices and the production profile for the Waterberg Project, contributors to income are summarized in Table 1-11. The table shows economic PGEs and base metals for the Waterberg Project and each metal's economic contribution at consensus view pricing, as per 01 May 2024, for the first 10 years of concentrate production (September 2029 - August 2039) and for the LOM.

Table 1-11:  Economic PGEs and Base Metals for First 10 Years and LOM

Metal	Approximate Percent of Gross Revenue (Consensus View)
	First 10 Years of Concentrate Production	LOM
Platinum	27.87%	27.68%
Palladium	44.19%	42.31%
Gold	4.47%	6.25%
Rhodium	6.67%	5.09%
Copper	4.13%	5.31%
Nickel	12.68%	13.36%

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No formal off-take agreement is in place, however, Waterberg JV Resources received indicative terms from a potential offtaker which is considered market related. It is anticipated that the payability for the contained metal in concentrate will be 83% for Pt and Pd, 80% for Au and Rh (Rh is subject to a minimum individual grade of 1.0 g/t in concentrate), 63% for Cu and 70% for Ni. These net-smelter-return factors are fully inclusive of all smelting and refining costs, apart from delivery to the smelter.

It is anticipated that the metal pipeline between delivery of concentrate and payment will be twelve weeks. The Waterberg Project finances are based on prefunding of the concentrate with an 85% value payment received in Month 1 and the 15% balance paid after the three months, incurring an interest charge (as defined in Section 21.0 of this Technical Report).

The concentrate from the Waterberg Project will be very low in chromitite, which will make this material attractive for blending with other concentrates; however, the contained iron (Fe) and sulphur (S) with high base metals may require further optimization of the smelting and base metal refining protocols. No penalties are expected to be placed upon the concentrate.

1.16 Environmental Studies, Permitting, and Social or Community Impact

In consultation with the community, the mine footprint was planned to exclude areas significant to the community, including prime grazing areas.

Table 1-12 shows the key environmental and social licenses and permit applications required for the Waterberg Project.

Table 1-12:  Status of Required Environmental Licenses and Permits

License / Permit Application	Authority	Reference Number	Date of Grant	Date of Expiry
Mining Right (incl. SLP & Mine Works Program)	DMR	LP 30/5/1/2/2/2/10161MR	28 January 2021 (Commencement date 13 April 2021)	12 April 2051
EA	DMR on behalf of the DFFE	LP 30/5/1/2/2/2/10161EM	10 November 2020	Linked to duration of Mining Right
WML	DMR on behalf of the DFFE	LP 30/5/1/2/2/2/10161MR	10 November 2020	Linked to duration of Mining Right
WUL	DWS	Pending application submission - under application reference number WU38566	Pending application finalization	Pending application finalization

From an environmental and social perspective, the greatest impacts from mining are anticipated in the eastern (plant footprint) and south-east-central areas of the Mining Right area. This area is where surface infrastructure is planned as this is the shallowest access for underground mining and is topographically flat. The findings of the Environmental Assessment Practitioner (EAP) and specialists' assessments have shown that the Waterberg Project may result in both negative and positive impacts to the environment; however, adequate mitigation measures are included in the Environmental Management Program (EMPr) to reduce the significance of the identified negative impacts.

The social and labor plan (SLP) forms part of a mining right in South Africa. It is a commitment to sustainable social development and was submitted, as required, with the Mining Right application. Local landowners, land users, and communities were consulted and updated from the prospecting stage and are well aware of the Waterberg Project plans. Land use agreements have been or are currently being concluded with the Goedetrouw Community, the Ketting Community, and individual property owners on the farms traversed by the proposed water pipeline and powerlines.

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Specific training needs were identified, and a detailed training program is being developed with an internationally recognized organization to provide the structure and services required for the initial and ongoing needs of the Waterberg Project.

1.17 Capital and Operating Costs

Capital costs to 70% of steady-state production are estimated predominantly in ZAR, with all cost estimates expressed in ZAR real June 2024 terms. Estimated capital expenditure (CapEx) is R15 553 M for the Waterberg Project plus R3 309 M for capitalized operating costs, for a total of R18 862 M to achieve the 70% of steady-state production as detailed in Table 1-13.

Table 1-13:  Waterberg Project Capital Cost

Facility Description	Project Capital (ZAR M)	Sustaining Capital (ZAR M)	Project Capital (USD M)	Sustaining Capital (USD M)
Mine	5,039	14,836	253	739
Plant	4,476	30	224	1
Backfill and Dewatering Plant (TSF)	1,835	0	91	0
Tailings Deposition (TSF)	263	649	13	32
Regional Infrastructure	1,869	47	95	2
Project Indirects	1,372	0	70	0
Sub-Total[1]	14,854	15,562	746	775
Owner Fleet Purchases	698	4,720	35	235
Rebuild and replacement of equipment	0.4	17,450	0	869
Total CapEx (excl. Capitalized OpEx)	15,553	37,733	781	1,880
Capitalized OpEx	3,309	0	165	0
Total Project CapEx (incl. Capitalized OpEx)	18,862	37,733	946	1,880
[1]Contingency included in above sub-total	1,164	1,094	63	59

The sustaining CapEx covers all expenditure of a capital nature following the achievement of 70% of the steady-state production, and is estimated at R37 733 M. This includes all ongoing underground waste development, construction of the North and South Complexes, and the required infrastructure plus mobile equipment replacement and other items of a capital nature associated with the concentrator and general mine infrastructure.

The overall LOM CapEx profile for the Waterberg Project is shown in Figure 1-11.

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Figure 1-11:  Capital Expenditure Profile for LOM

The LOM operating costs following achievement of 70% of steady-state production and excluding SIB expenditure is summarized in Table 1-14. The LOM rate of exchange is based upon consensus view and is R20.07 to the US$.

Table 1-14:  Waterberg Project Operating Cost

Cost Area	LOM Average (ZAR/t milled)	LOM Average (USD/t milled)
Mining	389	19
Processing	195	10
Engineering and Infrastructure	186	9
General and Administration	39	2
Total On-site Operating Costs	808	40

The cash cost per 4E ounce is estimated at US$658 (consensus view). The cash cost includes the smelter discount as a cost, as well as byproduct credits from Cu and Ni sales; therefore, the indicated cash costs are dependent on the prevailing metal price assumptions as detailed in Table 1-15.

Table 1-15:  Waterberg Project Cash and All-In-Cost

Metric	Base Case (Consensus View) (USD / 4E oz)
On-site Operating Costs	546
Smelting, Refining, and Transport Costs	375
Royalties and Production Taxes	41
Less Byproduct Base Metal Credits	(304)
Total Cash Cost	658
Sustaining Capital	103
Total All-in Sustaining Cost	761
Project Capital	52
Total All-in Cost	813

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1.18 Economic Analysis

Key features of the Waterberg Project, based on consensus view pricing (Base Case), are listed below.

  Waterberg Project CapEx, exclusive of sustaining capital, is estimated at R18 862 M (US$946 M).

  The Waterberg Project CapEx includes capitalized operating costs of R3 309 M (US$165 M) up to 70% of steady-state production.

  The LOM average OpEx unit cost, exclusive of capitalized OpEx and its associated production, is estimated at R808/t (US$40/t) milled.

  The Waterberg Project produces a positive business case at the consensus view pricing and exchange rate scenario (Base Case). At consensus view, the Waterberg Project yields a post-tax NPV8.0% of R11 557 M (US$569 M), an IRR of 14.2%, an undiscounted payback period from first production of 5.8 years, and a peak funding requirement of R15 428 M (US$776 M).

  At the consensus view pricing scenario (Base Case) the Waterberg Project generates LOM average cash costs of US$658/4E oz, which places the Waterberg Project within the lowest quartile of global PGE producers.

1.19 Adjacent Properties

Numerous mineral deposits have been outlined along the Northern Limb of the BIC. The main projects in the area include the Mogalakwena Mine, Aurora Project, Akanani Project, Boikgantsho Project, Hacra Project, and Platreef Project.

1.20 Project Implementation

The project program assumes a start date of January 2025, with the first activity, following the project execution decision by the Waterberg JV Resources partners, being the commencement of detailed design engineering. The program aims to achieve the integration of the projects by achieving the following key milestones.

  Start of project - January 2025.

  Start of construction of Central Complex - December 2025.

  Start of box cut and decline development - January 2026.

  Commence design and construction of the concentrator - April 2027.

  Commence design and construction of backfill plant and TSF - October 2027.

  Completion of the 132 kV bulk electrical supply - August 2028.

  Start of ore processing in concentrator - September 2029.

  Achievement of 70% of steady-state capacity - December 2030.

  Completion of project capital period - December 2030.

The production ramp-up will continue until steady state capacity is reached in May 2032.

The Waterberg Project schedule is summarized graphically in Figure 1-12.

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Figure 1-12:  High-level Implementation Schedule

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1.21 Interpretations and Conclusions

The database used for the mineral resource estimate consisted of 474 drill holes and 585 deflections. The mineral resource estimate was completed using geostatistics best practices and the M&I mineral resources are at an appropriate level of confidence to be considered in the DFS Update for mine planning.

The geometry and continuity of the mineral resource and the rock mass quality of the mineralized zones and surrounding rock mass make the Waterberg Project zones amenable to extraction using the Longhole mining method with paste backfill. The mine design includes all development and infrastructure required to access the Central, South, and North Complexes and mine the estimated mineral reserves. A full 3D mine model was created for each Complex and a LOM development and production schedule was prepared to determine the estimated tonnes, average grade, and metals profile mined and delivered to surface. Individual stope and development mining shapes were created and include planned dilution and modifying factors to account for geological losses, external overbreak dilution, and mining losses. The estimated mineral reserves are supported by a mine plan and economic analysis and demonstrate positive economics.

The development methods and mining methods are safe and highly mechanized and use common equipment and processes that are proven and used successfully in the global mining industry. The successful execution of these methods to achieve planned underground mine development and production at the Waterberg Project will require the operation to establish a culture focused on worker health and safety, investment and emphasis on worker skills training geared toward the equipment and technology used, and structured mine planning.

The metallurgical process selected is proven technology and is appropriate for the ore to be treated and will produce a concentrate containing approximately 80 g/t 4E at a recovery approaching 78%.

The incorporation of underground paste fill and the dry stack tailings technologies is reducing the TSF footprint and has reduced the water demand for the Waterberg Project.

The economics show that the Waterberg Project is financially robust yielding a post-tax NPV8.0% of R11 557 M (US$569 M), an IRR of 14.2%, an undiscounted payback period of 5.8 years post first production, with a peak funding requirement of R15 428 M (US$776 M) for the consensus view scenario (Base Case). The cash cost estimate shows that the Waterberg Project will be in the lower quartile of primary PGM mining operations globally.

1.22 Recommendations

The key recommendations related to the mineral resource are summarized below.

• It is recommended that dedicated mineral resource definition drilling from both surface and underground be completed during the access period to upgrade some of the Indicated mineral resources to Measured mineral resources.

• Currently, only the larger geological structures have been modelled. It is recommended that a detailed structural analysis is conducted and modelled.

The key recommendations related to the mine design and mineral reserves are summarized below.

• Updates to the North Complex were not made in this DFS Update. It is recommended to re-visit the COG for the North Complex prior to North Complex execution.

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• It is recommended to continue to monitor the progress and application of battery-powered mobile equipment technology and evaluate the opportunities this technology could present to the Waterberg Project.

• It is recommended that further geotechnical and geomechanical work be completed as part of Waterberg Project execution to validate mine design assumptions and support the detailed design for underground and surface infrastructure and ventilation raises.

The following metallurgical test work is recommended during Waterberg Project execution.

• Evaluation of a third stage grind to improve overall recovery with a finer grind.

• Further flotation test work to confirm the effect of the available groundwater on flotation performance and to determine what adjustments to the raw water circuit would be required (if any).

• Concentrate thickening and filtration test work.

• Further tailings thickening and filtration test work for confirmation of backfill plant design criteria.

It is recommended that Waterberg JV Resources continue its current permitting strategy to develop positive community support and streamline final Waterberg Project approval as outlined below.

• Maintain regular consultation activities with all appropriate national, provincial, and local regulatory agencies and officials.

• Maintain engagement with local communities.

Waterberg JV Resources has a program of work in place to comply with the necessary environmental, social, and community requirements. Following is key work that should continue.

• Environmental, Social, and Health Impact Assessment (ESHIA) in accordance with the Mineral and Petroleum Resources Development Act, No. 28 of 2002 (MPRDA), and the National Environmental Management Act, No. 107 of 1998 (NEMA).

• Stakeholder engagement process, including public participation, to continue in accordance with the NEMA.

• Specialist investigations in support of the ESHIA.

• Integrated Water Use License (WUL) Application in compliance with the National Water Act, No. 36 of 1998 (NWA).

• Integrated Environmental Authorization (EA) and Waste Management License (WML) (IEA) amendments in compliance with NEMA and the National Environmental Management: Waste Act, No. 59 of 2008 (NEMWA), if and when required.

If all the licenses and permits are received for construction and operation, the Waterberg Project is recommended to move into the detailed design and planning for project implementation

It is recommended that the concentrate off-take discussions be initiated with the JV partners (and others) to confirm the net smelter return payabilities for the economic metals in the concentrate to be sold by Waterberg JV Resources, as this will have a material impact on the overall finances.

Based on the positive economics from the technical inputs and the financial analysis, it is recommended that the Waterberg Project be considered by the JV partners of Waterberg JV Resources for an investment decision.

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Additional Information

Funding

Funding of the balance of the in-principle pre-construction work program for the Waterberg Project has been pre-approved by the shareholders of Waterberg JV Co. As the project operator of the Waterberg Project, the Company has control over the timing of expenditures. The funds are not required to be spent within the next 12 months and will be spent at the project operator's discretion.

Concentrate Offtake

The Company and Waterberg JV Co. are assessing commercial alternatives for mine development, financing and concentrate offtake.  Discussions with potential financiers are ongoing.  Before a construction decision can be undertaken arrangements will be required for Waterberg Project concentrate offtake or processing.  Obtaining reasonable terms for Waterberg Project concentrate offtake from an existing smelter/refiner in South Africa is considered the preferred option.  The Company is in discussion with several South African smelter operators, including Implats, with a view to arranging formal concentrate offtake arrangements for the Waterberg Project.  Although discussions continue, to date no formal concentrate offtake terms have been achieved.

As an alternative to a traditional concentrate offtake arrangement, the Company is conducting internal research and formal studies to evaluate the economic feasibility of establishing a smelter and base metal refinery business, jointly with third-party investors or partners, capable of processing Waterberg Project concentrate.  The Waterberg DFS Update stated that "Additional smelting capacity may need to be constructed in the industry to be able to treat the flotation concentrate from the Waterberg Project and the other potential Northern Limb mines."  Conceptually, a Waterberg matte furnace and base metal refinery would be operated as a separate business from the Waterberg Project.  Such a facility could provide fair market offtake terms to Waterberg JV Co., and possibly to other PGM miners, allowing for the production of an upgraded product for sale in the market without the need for treatment by a third-party smelter operator.

An internal pre-feasibility study for a Waterberg matte furnace located in South Africa was completed for the Company by industry experts in late calendar 2021.  The pre-feasibility study assessed the construction and operation of a 20 MW smelting furnace with two off air-blown converters capable of producing a matte suitable as feed to a standard base metal refinery in South Africa or elsewhere.  In 2022, the Company completed a scope of work for a South African smelter and base metal refinery definitive feasibility study examining plant and infrastructure requirements, down stream beneficiation, optimal location analysis, as well as down stream marketing considerations, permitting and power and water requirements.  Submission of tenders for specific technical components of the engineering work were requested from industry recognized engineering firms in late calendar 2022 and early 2023.  The Company is currently considering the estimated cost to complete the smelter definitive feasibility study versus ongoing third-party concentrate offtake discussions and alternative opportunities it is working on at this time, as discussed below.

As an alternative to a traditional concentrate offtake arrangement in South Africa, the Company is assessing the economic feasibility of constructing a matte furnace and base metal refinery in Saudi Arabia to process Waterberg Project concentrate. In December 2023, the Company entered into a Cooperation Agreement with Ajlan to study the establishment of a stand-alone platinum group metals smelter and BMR in Saudi Arabia and this work is currently underway.  The Company believes that Saudi Arabia offers an attractive investment climate that includes highly competitive energy costs, a lower taxation rate, and significant government financing incentives. On November 26, 2024, the Ministry of Investment for Saudi Arabia entered a memorandum of understanding with Ajlan and the Company to study and consider potential financial support for the proposed PGM Smelter and BMR to be located in Saudi Arabia. An initial trade-off study has been completed to determine the viability of exporting PGE concentrate from South Africa to Saudi Arabia. Shipping costs are expected to be generally offset by lower energy costs.  The proposed smelter facility may also benefit from existing infrastructure.

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The Offtake ROFR allows Implats the opportunity to match concentrate offtake terms offered to Waterberg JV Co. by a bona fide third-party.  Any transaction between Waterberg JV Co. and any one or more shareholders must be entered into on a bona fide arms-length basis and for fair value.  Under the terms of the Waterberg Shareholders Agreement governing Waterberg JV Co., Hanwa holds the exclusive right to purchase or direct the sale of all or part of the Waterberg Project concentrate or contained metal therein.

Non-Material Mineral Property Interests

The non-material mineral property interests of the Company include a prospecting right located in South Africa.  These non-material property interests are not, individually or collectively, material to the Company.

5.4 SOUTH AFRICAN REGULATORY FRAMEWORK

The Company is subject to South African government regulations that affect all aspects of the Company's operations.  Accordingly, the sections below set out the primary laws and regulatory concepts to which the Company is subject.

Black Economic Empowerment in the South African Mining Industry

The transition from an apartheid regime to a democratic regime brought with it a commitment by the South African state, as enshrined in the Constitution, to take legislative and other measures to redress the results of past racial discrimination against black South Africans, or as the MPRDA defines them, "HDPs".  Under the MPRDA, the concept includes any association, the majority of whose members are HDPs as well as juristic persons if HDPs own and control the majority of the shares and control the majority of the shareholders' votes.

This concept and process to take legislative and other measures to redress the results of past racial discrimination against black South Africans is known in South Africa as BEE.  The mining industry was one of many industries identified by the South African government as requiring reform to bring about equitable benefit from South Africa's mineral industry to all South Africans and to promote local and rural development and social upliftment of communities affected by mining.

The regulatory regime governing the South African mining industry has therefore fundamentally changed over the past decades.  Legislation governing mining and BEE within the mining sector includes, among other laws, regulations and policies, the MPRDA, the Mining Codes and the standards pursuant to the MPRDA, the Mining Charter, the Mining Charter Scorecard and the MTRA (as amended).  The aforementioned legislation and policies, however, are industry specific and the generic BEE regulatory framework in South Africa is regulated in terms of the BEE Act, which sets outs the South African government's policy in respect of the promotion of BEE.  The BEE Act also permits the Minister of Trade, Industry and Competition to publish Generic BEE Codes, being codes of good practice that address, among other things, the indicators to measure BEE and the weightings to be attached to such indicators, as well as sector specific codes of good practice (refer to discussion below on sector codes).

The Generic BEE Codes were originally published in 2007 and set out seven indicators or elements in terms of which BEE compliance is measured.  Each element has a scorecard in terms of which various sub-elements are set out, together with a target for compliance with each sub-element and a corresponding number of weighting points.  An entity's BEE compliance is measured in terms of each of these scorecards and the aggregate score will then determine that entity's BEE compliance level.  Independent BEE verification agencies are authorized to verify an entity's compliance and provide it with a verification certificate which will set out its score and confirm its BEE compliance level.  The seven elements of BEE compliance set out in the original Generic BEE Codes are ownership (which measures the extent to which black people own the measured entity), management control (which measures the extent to which black people form part of the board of directors and top management of the entity), employment equity (which measures the extent to which black people are employed with the various management levels of the entity), skills development (which measures the extent to which the entity has undertaken skills training for the benefit of its black employees), preferential procurement (which measures the extent to which the entity procures goods and services from BEE compliant and black-owned companies), enterprise development (which measures the extent to which the entity has contributed towards the development of black-owned or BEE compliant companies), and socio-economic development (which measures the extent to which the entity has contributed towards the economic development of black people).

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PLATINUM GROUP METALS LTD.

The original Generic BEE Codes were substantially amended on October 11, 2013, and such amendments became effective from May 1, 2015.  Generally speaking, the amended Generic BEE Codes seek to make BEE compliance more onerous to achieve.  The total number of points required to achieve certain levels of BEE compliance have been increased.  The elements of management control and employment equity have been consolidated into a single element referred to only as management control, and the elements of preferential procurement and enterprise development have been consolidated into a single element referred to as enterprise and supplier development.  The elements of ownership, skills development and enterprise and supplier development are classified as priority elements to which minimum thresholds of compliance attach and subjects an entity to a penalty of a reduction in its BEE compliance status by one level if the entity fails to achieve any of such minimum thresholds.  The Generic BEE Codes were amended again on May 31, 2019, to make certain changes to clarify how small and medium enterprises should be assessed for BEE compliance and to amend the targets and points for certain elements.

In addition, the BEE Act was amended by the BEE Amendment Act, which came into operation on October 24, 2014.

The Trumping Provision set out in section 3(2) of the BEE Amendment Act states that "in the event of any conflict between this Act and any other law in force immediately prior to the date of commencement of the Broad-Based Black Economic Empowerment Act, 2013, this Act prevails if the conflict specifically relates to a matter dealt with in this Act".  The BEE Amendment Act provides that section 3(2) will come into effect one year after the date on which the President proclaims the BEE Amendment Act into law and therefore became operative on October 24, 2015.  However, on October 30, 2015, the Minister of Trade, Industry and Competition exempted the DMR from applying the Trumping Provision until October 31, 2016, on the basis that the alignment of the Mining Charter with the BEE Act and the Generic BEE Codes is still ongoing.  There has not been a further extension of this exemption.

Section 10(1)(a) set out in the BEE Amendment Act provides that "every organ of state and public entity must apply any relevant code of good practice issued in terms of this Act in determining qualification criteria for the issuing of licences, concessions or other authorizations in respect of economic activity in terms of any law".  This will require all governmental bodies to apply the Generic BEE Codes or other relevant codes of good practice when procuring goods or services or issuing licenses or other authorizations under any other laws, and to penalize fronting or misrepresentation of BEE information.

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PLATINUM GROUP METALS LTD.

The provisions of section 3(2) and 10(1)(a) indicate that the DMR would be obliged to apply the provisions of the BEE Act and of any BEE code of good practice gazetted in terms of the BEE Act when issuing rights, permissions or permits in terms of the MPRDA in the future.

A code of good practice refers to the Generic BEE Codes or any sector-specific code of good practice which has been developed and gazetted in terms of the provisions of the BEE Act after consultation with the relevant industry stakeholders and the Department of Trade, Industry and Competition.  It does not include the Mining Charter.  The implications of the above provisions of the BEE Amendment Act are that unless a mining sector code is developed and gazetted, or unless a further exemption is granted by Minister of Trade, Industry and Competition, the DMR would not be entitled to apply the Mining Charter when issuing rights, permissions or permits (after commencement of the abovementioned sections of the BEE Amendment Act) and would be required to apply the Generic BEE Codes.  While the target for ownership under the Generic BEE Codes is the same as in the Mining Charter 2010 i.e., 26% (as opposed to the current Mining Charter 2018's 30%), the remaining elements of the Generic BEE Codes in terms of which BEE compliance is measured are materially different from those set out in the Mining Charter 2018.  In addition, the extent of BEE compliance is determined under the Generic BEE Codes with reference to an entity's overall score and corresponding BEE compliance level, and the Mining Charter 2018's scorecard does not contain the same methodology.  Thus, if the Generic BEE Codes were to apply to the mining industry, it would place the industry at a disadvantage and create uncertainty.

Section 10(2)(a) set out in the BEE Amendment Act provides that "the Minister may, after consultation with the relevant organ of state or public entity, exempt the organ of state or public entity from a requirement contained in subsection (1) or allow a deviation therefrom if particular objectively verifiable facts or circumstances applicable to the organ of state or public entity necessitate a deviation".  Such an exemption or deviation is required to be published in the government gazette.  It seems possible, but it is not certain whether the DMR could apply for such an exemption in respect of the mining industry.

The DMR and industry bodies are aware of the implications of the Trumping Provision.  Notwithstanding that there has been no further extension of the exemption in respect of the Trumping Provision, to date, the DMR continues to apply the provisions of the Mining Charter and not the Generic BEE Codes.

It is important to bear in mind that none of the Mining Charter, the Mining Charter Scorecard or the Mining Codes are drafted as legislative documents.  They are instruments of policy and as such are frequently ambiguous, loosely worded and difficult to interpret with precision.

The MPRDA seeks to facilitate participation by HDPs in mining ventures. Complying with the HDP regime is a prerequisite for being granted and maintaining prospecting and mining rights.  Every application for a mining right under the MPRDA must demonstrate that the granting of such right will:

  substantially and meaningfully expand opportunities for HDPs, including women, to enter the mineral and petroleum industry in order to benefit from the exploitation of the nation's mineral and petroleum resources; and

  promote employment and advance the social and economic welfare of all South Africans.

The Mining Charter

The original mining charter was developed to give substance and guidance to the empowerment provisions under the MPRDA, which came into effect on May 1, 2004.  The original mining charter set out a number of targets which were to be achieved by mining companies by 2009 and 2014.  Among other targets, mining companies had to achieve a 15% historically HDP ownership by 2009 and a 26% HDP ownership by 2014.  Ownership relates to ownership of mining assets, whether through the holding of equity, partnership, joint venture or direct holding.

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PLATINUM GROUP METALS LTD.

Notwithstanding the uncertainties in BEE legislation applicable to mining companies with regard to the measurement of HDP ownership, it is accepted practice (as confirmed in section 2.1.2 of the Mining Codes) that the so-called flow-through and modified flow-through principles are applicable to the calculation of indirectly held HDP interests (i.e., where there is partial HDP ownership in a corporate structure above the level of the company holding the prospecting or mining right).  In terms of the flow-through principle, the level of indirect ownership, proportionally reduced to reflect partial HDP shareholding in intermediate companies, would be calculated to determine the proportional indirect HDP shareholding in the company holding the right.  Under the modified flow-through principle, a company with more than 51% HDP ownership (defined as a Historically Disadvantaged Persons Owned and Controlled Company in Mining Charter 2018) may, at any one level in a corporate structure, attribute 100% HDP ownership to that company for the purposes of applying the flow-through principle.

On September 13, 2010, the Mining Charter 2010 came into effect setting targets (some of which remained the same as those in the previous mining charter) to be achieved by mining companies by December 31, 2014 (the implementation of which needed to be reported on to the DMR by mining companies in 2015), which targets included:

  Ownership: this entailed 26% meaningful economic participation by HDPs and 26% full shareholder rights for HDPs.  The Mining Charter referred to BEE entities as opposed to HDP companies but retained the 26% ownership target.

  Housing and living conditions: occupancy rate of employee accommodations of one person per room and all conversion of employee hostels had to be fully achieved.

  Employment equity: 40% HDP participation at Board level, at executive committee level, in middle management, in junior management and 40% HDP participation within core skills.

  Human resource development: 5% human resource development expenditure focused on HDPs as a percentage of total annual payroll.

  Mine community development: implementation of approved community projects.

  Sustainable development and growth:

    implementation of approved EMP measured annually against the approved plans;

    implementation of action plans on health and safety measured annually against the approved plans; and

    utilization of South African based research facilities for the analysis of all South African sourced mineral samples.

  Beneficiation: contribute a percentage of additional production volume towards local beneficiation of mineral commodities in accordance with the beneficiation strategy introduced pursuant to the terms of section 26 of the MPRDA.  No such strategy has yet been finalized.

  Reporting: submission of annual reports to the DMR in respect of compliance with the Mining Charter 2010.

Mining Charter 2010 included targets, measures and weightings by which mining right holders were assessed against the obligations according to the Mining Charter 2010 Scorecard.

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PLATINUM GROUP METALS LTD.

On September 27, 2018, the Minister announced the implementation of Mining Charter 2018 which sets out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised BEE ownership shareholding requirements for mining rights holders.  Mining Charter 2018 provides for the publication of 'Implementation Guidelines' by November 27, 2018.  The Implementation Guidelines have created greater uncertainty in measuring a mining right holder's progress towards, and compliance with, its commitments under Mining Charter 2018.

On March 27, 2019, the Minerals Council South Africa announced that it had launched review proceedings against the Minister to set aside certain provisions of Mining Charter 2018.  Essentially the review concerned a requirement in the Mining Charter 2018 that mining firms re-empower themselves in order to renew mining licenses or transfer mining rights, contrary to the so-called 'once empowered, always empowered' principle.  The Minerals Council Judgment was handed down on September 21, 2021, but the DMR has indicated that it may introduce legislative amendments to counter the effects of the judgment. The court confirmed the 'once empowered, always empowered' principle, confirmed that the Mining Charter 2018 was a policy document and not subordinate legislation and held that a breach of the Mining Charter 2018, of itself, could not result in cancellation of a mining right.

The Waterberg Mining Right was adjudicated upon and granted in accordance with the ownership requirements of Mining Charter 2010, given that it was lodged and accepted prior to the coming into force of the current Mining Charter 2018.

Under Mining Charter 2018, new mining rights holders will be required to have a minimum 30% BEE shareholding (a 4% increase from the required 26% under the Mining Charter 2010) which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right.  Waterberg JV Co. has a period of 5 years from April 13, 2021, within which to increase its BEE shareholding to 30%, given that its application was accepted prior to September 27, 2018.  Holders of existing mining rights who achieved a minimum of 26% BEE shareholding, or who achieved a 26% BEE shareholding but whose BEE shareholders exited prior to September 27, 2018, will be recognized as BEE ownership compliant for the duration of the mining right and for any period of renewal thereof.  A new mining right granted after the coming into effect of Mining Charter 2018 (other than where the application for the right was accepted by the DMR before September 27, 2018) must have a minimum of 30% BEE shareholding, applicable for the duration of the mining right.

Prior to the Minerals Council judgment, the Mining Charter 2018 provided that the 30% had to be distributed as per the Stipulated Distribution.

The carried interest of 5% to each of the community and the employees, as noted in the Stipulated Distribution, had to be issued to them at no cost and free of encumbrance. The costs to the right holder of such issue were stated as being recoverable from the development of the mineral asset.

The equity equivalent benefit relating to communities referred to a 5% equivalent of the issued share capital, at no cost to a trust or similar vehicle set up for the benefit of host communities.  The intention behind introducing this alternative was so that communities accessing the benefit of ownership would not be delayed.  The host community would receive an economic benefit as if it was the holder of a 5% equity interest.

However, the Minerals Council Judgment deleted from the Mining Charter 2018 the necessity of dividing the 30% shareholding in the percentages previously prescribed by Mining Charter 2018.

Mining right holders may claim an equity equivalent ownership offset for beneficiation in accordance with a DMR approved Beneficiation Equity Equivalent Plan.

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PLATINUM GROUP METALS LTD.

The Mining Charter 2018 also sets deadlines by which the BEE Shareholding must vest for new rights, namely a minimum of 50% must vest within two thirds of the duration of a mining right; and the prescribed minimum 30% target shall apply for the duration of a mining right.

A mining right holder will be required to invest in Human Resource Development by paying 5% of the "leviable amount", being the levy payable under the South African Skills Development Act, No. 97 of 1998, (excluding the mandatory statutory skills levy) towards essential skills development activities such as science, technology, engineering, mathematics skills as well as artisans, internships, apprentices, bursaries, literacy and numeracy skills for employees and non-employees (community members), graduate training programs, research and development of solutions in exploration, mining, processing, technology efficiency (energy and water use in mining), beneficiation as well as environmental conservation and rehabilitation.

Mining Charter 2018 also provides for minimum employment equity thresholds at various levels of management.  These include:

  Board - a minimum of 50% are HDPs, 20% of which must be women.

  Executive Management - a minimum of 50% are HDPs at the executive director level as a percentage of all executive directors proportionally represented, 20% of which must be women.

  Senior Management - a minimum of 60% are HDPs proportionally represented, 25% of which must be women.

  Middle Management - a minimum of 60% are HDPs, proportionally represented, 25% of which must be women.

  Junior Management - a minimum of 70% are HDPs proportionally represented, 30% of which must be women.

  Employees with disabilities - a minimum of 1.5% employees with disabilities as a percentage of all employees, reflective of national or provincial demographics.

Mining right holders must also develop and implement a career progression plan (aligned with its SLP) consistent with the demographics of South Africa, which plan must provide for (i) career development matrices of each discipline (inclusive of minimum entry requirements and timeframes); (ii) develop individual development plans for employees; (iii) identify a talent pool to be fast tracked in line with needs; and (iv) provide a comprehensive plan with targets, timeframes and how the plan would be implemented.

Mining right holders must meaningfully contribute towards Mine Community Development with a bias in favour of mine communities both in terms of impact as well as in keeping with the principles of the social license to operate.  This element, together with the ownership element are ring-fenced and require 100% compliance at all times.  In consultation with relevant municipalities, mine communities, traditional authorities and affected stakeholders, mining right holders must identify developmental priorities of mine communities and make provision for such priorities in a prescribed and approved SLP, to be published in English and one or two other languages commonly used within the mine community.  Mining right holders who operate in the same area may collaborate on certain identified projects to maximize the socio-economic development impact in line with an SLP.

Holders must implement 100% of their SLP commitments in any given financial year of the mining right holder.  Any amendments and/or variations to commitments as set out in an SLP (including budgets) shall require approval in terms of section 102 of the MPRDA, and mining right holders will be required to consult with mine communities.

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PLATINUM GROUP METALS LTD.

Housing and living conditions for mine workers as stipulated in the Housing and Living Conditions Standards, developed in terms of section 100(1)(a) of the MPRDA, including decent and affordable housing, provision for home ownership, provision for social, physical and economic integration of human settlements, secure tenure for the employees in housing institutions, proper health care services, affordable, equitable and sustainable health system and balanced nutrition.  Under the Mining Charter 2018, mining right holders must submit housing and living conditions plans to be approved by the DMR after consultation with organized labor and the Department of Human Settlements.  To provide clear targets and timelines for purposes of implementing the aforesaid housing and living condition principles the DMR released the reviewed Housing and Living Conditions Standard for the Minerals Industry on December 11, 2019.

Mining Charter 2018 provides, for the first time, a regime for junior miners who meet the qualifying criteria and grants such companies exemption from certain elements/targets.  The regime for junior mining companies is limited to mining right holders who, either through holding a single or multiple mining rights, have a combined annual turnover of less than Rand 150 million.

Mining right holders who have a turn-over of less that Rand 10 million per annum are exempt from the following elements/targets set out in the Mining Charter 2018: Employment Equity Targets (if they have less than 10 employees) as well as Enterprise and Supplier Development Targets, and are required to only comply with the following elements/targets: Ownership element (but undefined as to composition of BEE shareholding); Employment Equity Targets (if they have more than 10 employees); Human Resource Development Targets; and Mine Community Development Targets.

Mining right holders who have a turn-over of between Rand 10 million and Rand 50 million per annum are required to comply with the following elements/target: Ownership element (but undefined as to composition of BEE shareholding); Human Resource Development Targets; Employment Equity Targets (at group level); and Mine Community Development Targets.

New Order Mining and Prospecting Rights Under the MPRDA

The Company's prospecting right as well as the Waterberg Mining Right are so-called new order rights (i.e., rights granted under the MPRDA) as opposed to old order rights, being rights granted under pre-MPRDA legislation.  Under the MPRDA, mining companies operating in South Africa were required to apply for conversion of old order rights into new order prospecting and mining rights issued by the South African state in terms of the MPRDA.  New order rights in respect of mining are granted for a maximum period of 30 years, with renewals of up to 30 years at a time.  Prospecting rights are valid for a period of five years, with one renewal of up to three years.  Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions.  The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

The new order rights are transferable only with the approval of the Minister and are subject to various terms and conditions, including commencement of operations within specified periods, maintenance of continuing and active operations and compliance with work programs, SLPs, EMPs and empowerment requirements.

New order rights can be suspended or cancelled by the Minister if a holder has breached its obligations under the terms of the rights or is in contravention of the provisions of the MPRDA and has failed to remedy such breach after written notice of the breach from the Minister and after being given an opportunity to respond.  In addition, mining rights could potentially be cancelled for non-compliance with the Mining Charter 2018.

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PLATINUM GROUP METALS LTD.

Resource Nationalism

The concept of resource nationalism encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in corporate entities exploiting natural resources, with or without compensation.  The current South African government has publicly stated that it does not intend to nationalize the mining industry.

At its 53rd national conference in December 2012, the ANC rejected wholesale nationalization.  It was resolved that state intervention in the economy would focus on beneficiation.  Strategic minerals, which include platinum group metals, coal and iron ore, will be identified and special public policy measures may be put in place.  Further state interventions could include "state ownership" through the state mining company, and mineral resource rents through the imposition of new taxes or a super-profits tax.

A call for resource nationalization has, however, been made by the Economic Freedom Fighters, a political party under the leadership of Julius Malema and by the uMkhonto we Sizwe Party, a newly founded political party under the leadership of Jacob Zuma.

Environment

South Africa has a comprehensive and constantly evolving environmental regulatory framework, particularly relating to mining.  The Constitution entrenches the right to an environment that is not harmful to human health or well-being and imposes a duty to protect the environment for the benefit of present and future generations through reasonable legislative and other measures.  The Constitution and NEMA, as well as various other related laws, grant legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their environmental rights, such that claims can be made against private and public entities and the South African government.

Environmental impacts of mineral resource operations (including prospecting and mining of mineral resources and exploration and production of petroleum) are, at present, primarily regulated by four pieces of legislation, namely, the MPRDA, NEMA, the NEMWA and the NWA.

South African environmental law is largely permit-based and requires businesses whose operations may have an environmental impact to obtain licenses and authorizations from the DMR, the DWS and the DFFE, which often contain stringent conditions relating to construction and operational requirements, as well as monitoring and reporting obligations.

Environmental legislation also stipulates general compliance requirements.  It incorporates a "polluter pays" principle and also imposes a duty on a group of specified parties wider than the actual polluter to take reasonable measures to assess, prevent and address pollution (even that which was authorized by law).  This duty is retrospective in its application.  A failure to take such measures may result in governmental authorities taking measures against, and recovering costs from, a wider range of parties than the one on whom the duty primarily rests.  This latter group includes a successor in title to a property and based on international jurisprudence, is wide enough to include a lender or a shareholder of a company who caused the pollution, although the potential liability of shareholders and lenders has not yet been considered by South African courts.

NEMA provides for the appointment of Environmental Management Inspectors and Environmental Mineral Resource Inspectors at the DFFE and DMR, respectively.  These inspectors have wide-ranging powers and can undertake both announced and unannounced inspections and investigations.  Criminal prosecutions have been initiated and directives and compliance notices issued following a number of these inspections.

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PLATINUM GROUP METALS LTD.

Under NEMA, it is a criminal offence for any person unlawfully and intentionally or negligently to commit any act or omission which causes, has caused or is likely to cause significant environmental pollution or degradation or unlawfully and intentionally or negligently commit any act or omission which detrimentally affects or is likely to affect the environment in a significant manner.  A maximum criminal fine of up to Rand 10 million and/or a prison term of up to ten years may be imposed for such an offence.  The NWA establishes a similar criminal offence in relation to water pollution and various offences in terms of other environmental legislation, such as the NEMWA, will constitute criminal offences under NEMA.

Directives or compliance notices can also be issued under NEMA, the MPRDA or the NWA for the temporary or permanent shut down of facilities at a mining operation or the entire mining operation, due to environmental transgressions. NEMA also provides that directors and certain company officers can also be held liable in their personal capacity for the cost of rehabilitating environmental pollution or degradation.

The environmental regulation of mining underwent a transition a few years ago.  NEMA became the primary environmental legislation regulating mining and not the MPRDA.  Due to this transition, the majority of the MPRDA's environmental regulation provisions were deleted and the NEMLAA3 introduced specific provisions regulating mining into NEMA.  The Minister of the DMR has however retained the bulk of his environmental regulation competencies under the NEMLAA3's amendments, to be undertaken in accordance with NEMA.  This transition has created gaps as certain provisions were repealed but all of the necessary amendments have yet to commence under the MPRDA and the necessary regulations under NEMA are outstanding.

Under the Pre-MPRDA Amendment Act Environmental Provisions, before December 8, 2014, EMPs were required to be approved by the relevant delegated authority at the DMR before a prospecting right or mining right respectively became effective.

In addition to requiring that an EMP be approved under the MPRDA, an EA was required for certain activities that are incidental to mining, listed in a series of EIA Listing Notices published under NEMA.  This includes Listed Activities such as vegetation clearance; construction of roads, facilities in proximity to a watercourse, facilities that may cause pollution; and storage of dangerous goods, where the activities exceeded specified thresholds.  An EA was not required for mining or prospecting activities.

This position changed on December 8, 2014, when the 2014 EIA Regulations commenced under NEMA, replacing the 2010 EIA Regulations.  Mining and prospecting activities that commenced after this date required an EA, as do associated infrastructure, structures and earthworks directly related to the prospecting and extraction of a mineral resource.  Recent amendments to the EIA Regulations which came into effect on June 11, 2022, have expanded the list of activities which now require an EA, including, any activity including the operation of that activity which requires an amendment or variation to a right or permit in terms of section 102 of the MPRDA; and any activity including the operation of that activity required for the reclamation of a residue stockpile or a residue deposit.

The 2023 Draft EIA Regulations, which propose several changes in respect of the Listed Activities relating to the reclamation or expansion of residue stockpiles and residue deposits.  Both the 2022 EIA Amendments and proposed amendments under the 2023 Draft EIA Regulations seem to be aimed at clarifying longstanding regulatory uncertainties in relation to residue stockpiles and residue deposits, including that (i) in addition to an EA, authorisation is required in terms of the MPRDA for reclamation of residue stockpiles and residue deposits; and (ii) reclamation or expansion of historical pre-MPRDA residue stockpiles and residue deposits requires an EA, but does not constitute mining.

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There are presently no provisions in force in the MPRDA or NEMA deeming EMPs approved under the MPRDA to be EAs issued under NEMA, which creates gaps in relation to the obligations of mineral right holders with an approved EMP.  Certain 2013 amendments to the MPRDA (following the implementation of the MPRDA Amendment Act, 2008) introduced a deeming provision however it has not yet commenced.  This provision provides that an EMP approved under the MPRDA before and at the time of NEMA coming into force will be deemed to have been approved and an EA issued in terms of NEMA.  A similar provision was proposed in previous iterations of the NEMA Bill; however, the NEMLAA4, which was published on June 24, 2022, with majority of the statute signed into law a year later in June 2023,  unfortunately still does not contain any deeming provisions in relation to MPRDA-approved EMPs.  This has created the situation where applicants for mineral rights are likely now required to submit an application for an EA, despite an application for EMP approval being previously submitted and obtained.  In practice however, the DMR views EMPs submitted under the MPRDA to be EAs.  Aligned with this approach by the DMR, the 2014 EIA Regulations were amended to include a transitional arrangement regulating that the auditing requirements in respect of EMPs for mineral rights approved prior to December 8, 2014, are still in effect.

Notable changes introduced by the NEMLAA4 include changes to section 24G of NEMA and section 22A of the AQA which both relate to the rectification of the unlawful commencing of Listed Activities without an EA or AEL, with the amendments providing that the competent authority must direct the contravener to immediately cease its unlawful activities, pending a decision on the rectification application.  Prior to the amendment, the competent authority had the discretion to direct such cessation of activities.  The changes to section 24G specifically now extend to successor in title who will be liable for rectifying the historical conduct of activities without the requisite environmental approvals.

NEMA requires an EA before Listed Activities commence and it is a criminal offence to commence such Listed Activities without the required EA.  A person who has commenced a Listed Activity without an EA may apply for rectification of this state of affairs in terms of the aforementioned section 24G of NEMA but would be required to pay a maximum administrative fine of R10 million and may face criminal penalties.  The 2014 EIA Regulations also require that landowner consent be obtained in applying for an EA.  However, mining related Listed Activities are exempted from this provision and as a consequence, an applicant for a mining right and associated activities is only required to meaningfully consult with landowners as part of the thorough EA application public participation process prescribed under the 2014 EIA Regulations.

Under the NWA, water cannot be owned, but is instead held in trust for the people of South Africa under the State's custodianship.  A WUL is required to undertake certain water uses specified in the NWA.  This includes water storage; abstraction; disposal of wastewater into the environment; dewatering a mine; and impacting on watercourse's flow.  Generally, large scale water users, such as mines, are required to either apply for WULs or, in certain cases, only to register water uses if small water volumes are abstracted or stored or the impacts to watercourses are low.  In certain instances, an entity may continue with a water use that was conducted lawfully prior to 1998 under the predecessor to the NWA, the Water Act, No. 54 of 1956 as well as other historical water use related legislation, without the requirement for a WUL.  A water use without the required WUL is considered unlawful.

The DWS published the Draft NWA Regulations for comment in May 2023, which aim to revise the procedural requirements for WUL application and introduce reforms for the more equitable allocation of water use.  Chapter 5 of the Draft NWA Regulations provides for the Consideration of a Decision for WUL Applications to Promote Equity and Redressing Past Racial and General Discrimination, which will require WUL applications for abstractive water uses to include an allocation of shares to black people in accordance to stipulated proportions.  Applications from mining and related industries that are regulated in terms of the MPRDA as well as 100% black owned entities will be exempted from complying with this requirement.  The DWS has further clarified that this requirement will only apply to new WUL applications in relation to water resources that have historically not been allocated to water users for abstraction.

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PLATINUM GROUP METALS LTD.

Regulations published under the NWA regulate water use in relation to mining activities, providing for limitations on the location of mining infrastructure and requirements for separation of dirty and clean water systems.  If a water use or water management is unlawful, the DWS may issue administrative directives to enforce the NWA's provisions or stop the unlawful water use. Criminal proceedings can also be instituted.  Penalties for offences are a maximum fine and/or imprisonment of Rand 200,000 and five years, respectively.  Upon a second conviction, the maximum fine and/or imprisonment are Rand 400,000 and ten years, respectively.  Progress has been made by the DWS in addressing the backlog of pending WUL applications, firstly with the publication of regulations prescribing a 300-day application process (but a backlog remains), and secondly, with the revision of the online WUL portal E-WULAAS that reduces the DWS' decision-making period to 90 days.  Official amendments capturing this truncated time period have not; however, been gazetted as yet but have been introduced into the Draft NWA Regulations.  Feedback from the DWS to the mining industry has also indicated that, owing to capacity constraints, this timeline is unlikely to be adhered to.

The AQA regulates air pollution in South Africa and prohibits the undertaking of the AQA Listed Activities, including certain mining related and processing activities, without an AEL.  Minimum emission standards have been set for each Listed Activity.  Facilities that were operational before these regulations came into force were afforded a "grace period" within which to comply with the more stringent air emission standards contained in the Listed Activities until 2015.  If a facility did not comply with the 2015 air emission standards, the facilities had to be upgraded.  Such facilities have had to comply with even more stringent air emission standards since 2020.  Additional upgrades may therefore have been required before 2020 to comply with the 2020 air emission standards, for which significant CAPEX would have been required.  Alternatively, an application for a once-off postponement of the time period for compliance with air emission standards would have been possible but the grant of any postponement was not guaranteed.  The Greenhouse Gas Emission Reporting Regulations published on April 2017 and amended in September 2020 require certain industries, including mining and prospecting activities, to register as emitters with the DFFE and to report annually on their GHG emissions.  The Greenhouse Gas Emission Reporting Regulations will, in future, be housed under the Climate Change Act (discussed below), once it commences.

In relation to climate change considerations and compliance, the DFFE published South Africa's Updated NDC in September 2021 in terms of the Paris Agreement, of which it is a signatory.  The Updated NDC sets out South Africa's GHG emission targets, finance support requirements and long-term decarbonisation plans, and makes provision for the implementation of National Climate Change Adaptation Strategy interventions for certain priority sectors, including the mining sector.  Further, in June 2021, DFFE published the Draft Guideline for comment.  The Draft Guideline is intended to formulate a consistent approach for all sectors in respect of CCIAs undertaken for purposes of an EA, AEL and WMLs application, providing for minimum requirements and generic principles for involving climate change specialists in the EIA process; defining the roles of the environmental assessment practitioner, specialists and other stakeholders; and outlining the extent and content of CCIAs.  No further progress has been made subsequent to the comment period.

NEMWA regulates the storage, treatment, recycling, reuse and disposal of waste, among other things, including waste generated by the mining sector.  Its provisions are also relevant generally to the Company's operations. WMLs are required for certain waste management activities, dependent on certain thresholds in relation to the waste.  Although WMLs are not required for waste storage, such activities must comply with certain norms and standards.  Residue stockpiles and deposits relating to prospecting, mining, exploration or production activities regulated under the MPRDA were previously exempt from NEMWA.  This was changed by amendments under the NEMLAA3 and WMLs were required from the Minister for residue stockpiles and deposits since September 2, 2014, if they constitute "waste" and if they fall above the thresholds for which a WML is required, unless an entity "lawfully conducted" these activities prior to September 2, 2014.  While the NEMLAA4 provides for amendments to NEMWA such that the regulation of residue stockpiles and deposits are removed from NEMWA and regulated by NEMA, these provisions have yet to come into force.  In its judgment handed down on June 26, 2023, the Constitutional Court held that "Parliament had failed to comply with its constitutional obligation to facilitate public involvement in its legislative processes" in respect of specific provisions of NEMLAA4, including the amended definition of "waste".  In the interim, and allowing Parliament "an opportunity to correct the defect", the definition of "waste" as per NEMWA remains in force, with residue stockpiles and residue deposits regulated as such.  Once these provisions of the NEMLAA4 come into force, WMLs will not be required for residue stockpiles and deposits.  In terms of the amended 2014 EIA Listed Activities, an EA would however be required.

Annual Information Form for the year ended August 31, 2024	87

PLATINUM GROUP METALS LTD.

Both the MPRDA and NEMA have provisions regulating rehabilitation and closure, which are not entirely consistent.  The MPRDA provides that a mineral right holder remains liable for any environmental liability, pollution, ecological degradation, the pumping and treatment of extraneous water, compliance to the conditions of the EA and the management and sustainable closure of a mine, until the Minister has issued a Rehabilitation and Closure Liability certificate.  NEMA provides that a mineral right holder remains responsible for Rehabilitation and Closure Liability notwithstanding the issue of a closure certificate.

Under the MPRDA and NEMA, when the Minister issues a closure certificate, he may retain any portion of such financial provision for latent and residual safety, health or environmental impact which may become known in the future.

The Pre-MPRDA Amendment Act Environmental Provisions required that financial provision for environment rehabilitation and closure costs must be provided by an applicant for a mineral right prior to the approval of an EMP. NEMA now requires that this financial provision must be made prior to the issuing of an EA under NEMA.

The 2015 FP Regulations were published under NEMA on November 20, 2015, which have been highly contentious due to gaps and contradictions with the Income Tax Act No. 58 of 1962; MPRDA and NEMA.  Of specific concern is that they will require a substantial increase in financial provision required for Future Rehabilitation, as they are far more onerous than previous requirements under the MPRDA and DMR guidelines now requiring financial provision to be provided for annual rehabilitation and, more significantly, the remediation of latent or residual environmental impacts which may become known in the future including the pumping and treatment of polluted or extraneous water.  The Minerals Council South Africa (formerly the Chamber of Mines) has stated that the 2015 FP Regulations could have a crippling effect on the mining industry.  Owing to the significant criticism against the 2015 FP Regulations, various iterations of draft regulations have been published since November 2017.  A new draft iteration of the Financial Provision Regulations was published in July 2022, revising previous versions, and which seeks to repeal the 2015 FP Regulations.  Until the new regulations are promulgated the 2015 FP Regulations remain applicable.  To accommodate industry while the regulatory framework is being streamlined, various compliance extensions in relation to existing mineral rights holders have been published in respect of the 2015 FP Regulations. In August 2023, the sixth extension for compliance with the 2015 FP Regulations for existing mineral rights holders was published and pushed the deadline to February 19, 2024.  In February 2024, the latest and seventh extension for compliance with the 2015 FP Regulations for existing mineral rights holders was published and pushed the deadline to a future date still to be proclaimed in the Government Gazette.

Annual Information Form for the year ended August 31, 2024	88

PLATINUM GROUP METALS LTD.

Applicants for new mining rights submitted after November 20, 2015, are however still required to provide financial provision in terms of the 2015 FP Regulations. Trust funds may only be used for Future Rehabilitation and not annual or final rehabilitation (being the decommissioning and closure of the prospecting, exploration, mining or production operations at the end of the life of operations). The financial vehicle used for Future Rehabilitation must, on issuance of a closure certificate, be ceded to the Minister or if a trust fund is used, the trustees must authorise payment to the Minister. The aforesaid is contradictory to the Minister's discretion in the MPRDA and NEMA to retain a portion of the financial provision.

A mining or prospecting right can be suspended or cancelled under the MPRDA, or a mining right application may be refused, if there is non-compliance with environmental legislation.

Mine Safety

Mine safety in South Africa is governed by the MHSA, which is enforced by the Inspectorate of Mine Health and Safety, a part of the DMR.  The reporting provisions of the MHSA are aligned with the International Labour Organization's Code of Practice on Recording and Notification of Occupational Accidents and Diseases.  Under the MHSA, the Company is obligated, among other things, to ensure, as far as reasonably practicable, that the Company's mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment and are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person.  The Company is also obliged to ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the Company's mining activities are not exposed to any hazards relating to their health and safety.  The MHSA also authorises mine inspectors to issue safety compliance notices to mines under section 55 of the MHSA and, should the inspectors feel that the action is warranted, to temporarily close part or all of the operations under powers conferred by section 54 of the MHSA, pending compliance with the compliance notice.

An employer who has been instructed to temporarily close a mine or any part thereof in a section 54 notice has the remedy of approaching the Labour Court for urgent relief to suspend the operation of the section 54 notice until a review application to set aside that notice is determined by the Labour Court.

The MHSA, which came into effect on May 30, 2009, criminalizes violations of the MHSA, increases the maximum fines to Rand 1 million per occurrence and creates the possibility that mining rights could be revoked for continued safety violations.  A number of guidelines on the implementation of mandatory codes of practice under sections 9(2) and 9(3) of the MHSA have been issued by the Chief Inspector of Mines and govern, amongst others, the provision of personal protective equipment for women in the SA Mining Industry; trackless mobile machines; cyanide management; underground rail bound equipment; conveyor belt installation for transport of mineral, material or personnel; and risk-based fatigue management.

The MHSA Bill was published for comment in June 2022 and proposes several amendments that increase the obligations of "employers" at mines.  Some of the key changes that the MHSA Bill seeks to introduce include narrowing the scope of an "employee" to the extent that it includes only persons working at the mine (i.e. contractors); the appointment of a CEO of a mine in writing, who can be the de facto CEO of the company or any member of a company's board of directors; ensuring that proper training is provided in all circumstances and no longer as far as reasonably possible; increasing penalties and enforcement provisions; and introducing additional mandatory appointments.  In October 2024, the Minister issued a notice in the Government Gazette concerning the further amended MHSA Bill, 2024. In terms thereof, the Minister intends to introduce the Bill in the National Assembly shortly. An explanatory summary of the MHSA Bill, 2024, was published, but unfortunately contains very little information. The most important provisions include the introduction of the crime of corporate manslaughter, which provides that if the employer contravenes or fails to comply with a duty in the MHSA and if such contravention or failure results in a person's death, serious injury, serious illness or a health-threatening occurrence, then it constitutes a contravention which may result in a fine of a maximum of "10% of the employer's annual turnover". The provisions further provide that an employer is vicariously liable for the conduct of an employee which results in the death, injury, illness or occurrence as stated. The employer is presumed liable and an onus is placed on the employer to disprove liability by proving that the act or omission did not occur with the permission of the employer; that it was not within the scope of authority of the employee; and that the employer had taken reasonable steps to prevent such act or omission. It is provided that the mere fact that the employer issued instructions forbidding any act or omission shall not in itself be accepted as sufficient proof that the employer took all reasonable steps to prevent the act or omission. Currently the fines for contraventions of the MHSA range between R50,000 and R1,000,000. Provision is made for imprisonment in the case of natural persons of 6 months to 5 years. These penalties are now also substantially increased in the amended MHSA Bill, 2024.

Annual Information Form for the year ended August 31, 2024	89

PLATINUM GROUP METALS LTD.

Royalty Payments

The Royalty Act imposes a royalty on the first transfer of refined or unrefined minerals, payable to the state, calculated on the actual or deemed gross sales amount at the statutorily determined saleable condition (i.e., whether the mineral is in a refined or unrefined condition as determined in accordance with Schedule 1 and 2, respectively, of the Royalty Act).

The EBIT royalty rate in respect of refined minerals is calculated by dividing earnings before interest and taxes, as defined for purposes of the Royalty Act, by the product of 12.5 times gross revenue, calculated as a percentage, plus an additional 0.5%.  EBIT refers to the taxable mining income of the holder of the right (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure.  There is also an arm's length adjustment, where applicable.  A maximum royalty rate of 5% of revenue applies to refined minerals.

The royalty rate in respect of unrefined minerals is calculated by dividing EBIT by the product of nine times gross revenue, calculated as a percentage, plus an additional 0.5%.  A maximum royalty rate of 7% applies to unrefined minerals.

In the Taxation Laws Amendment Act, No. 17 of 2023, promulgated in December 2023, the South African government amended the Royalty Act to stipulate that for oil and gas mineral resources, the minimum royalty rate is increased from 0.5% to 2% while the maximum  remains at 5%, being the same as applies to refined minerals.

Mining Taxation Review

In the 2013 Budget Speech, the Minister of Finance announced that the mineral and petroleum royalty regime has broadened the South African tax base and allowed for increased revenue during periods of high commodity prices, while providing relief to marginal mines when commodity prices and profitability are low.  The broader review of the South African tax system will consider whether this approach is sufficiently robust and assess what the most appropriate mining tax regime is to ensure that South Africa remains a competitive investment destination.

Annual Information Form for the year ended August 31, 2024	90

PLATINUM GROUP METALS LTD.

To give effect to announcements made by the Minister of Finance in his 2013 budget speech, the DTC was established to assess South Africa's tax policy framework and its role in supporting the objectives of inclusive growth, employment, development and fiscal sustainability.  The Terms of Reference of the DTC includes a review of the current mining tax regime.  The DTC submitted its First Interim Report on Mining on July 1, 2015, and made various recommendations, including that:

  the mining corporate income tax regime be aligned with the tax system applicable to other taxpaying sectors generally, leaving the royalty system to respond to the non-renewable nature of mineral resources; and

  the upfront capital expenditure write-off regime be discontinued and replaced with an accelerated capital expenditure depreciation regime in parity with the write-off periods provided for in respect of manufacturing assets.

These recommendations are still under consideration by the South African government.

The DTC released its second and final report on hard-rock mining in December 2016.  Amongst the various proposals, the DTC recommended that the upfront CAPEX write-off regime should be discontinued and replaced with an accelerated CAPEX depreciation regime.  The accelerated CAPEX depreciation regime will provide for write-off periods in line with that of manufacturing, namely on a 40/20/20/20 basis.  The removal of the upfront CAPEX tax allowance regime would pave the way for the removal of ring fences aimed at preventing the set-off of future CAPEX expenditure against the tax base of other mining operations and against non-mining income.

The second and final report also indicated that comprehensive review of carbon taxes has been undertaken by a separate stream within the DTC and therefore the report contains no comments on carbon taxes.  The Minister of Finance might adopt these recommendations which in turn might impact the net present value and internal rate of return of the project.

During the 2020 legislative cycle, it was initially proposed in the draft Taxation Laws Amendment Bill, 2020, that amendments be made to the provisions dealing with the special capital expenditure allowances for mines.  However, these proposed amendments were withdrawn but may be proposed again in future years.

With effect from tax years of assessment commencing on or after April 1, 2022, South African resident companies are no longer permitted to set off their total accumulated assessed loss (known as the balance of assessed losses) against their taxable income.  Instead, the balance of assessed losses that can be carried forward is limited to 80% of taxable income.  This amendment coincided with the reduction of the corporate tax rate to 27%, which is also effective from tax years of assessment commencing on or after April 1, 2022 (the lower mining tax rate still applies to income derived from mining activities).  However, the South African government acknowledged in the 2022 legislative cycle that the new restriction on assessed losses rules resulted in an anomalous position for mines and amended the legislation to state that the assessed loss restriction should be determined before considering the CAPEX allowance provisions.  The amendment applies retrospectively.

In addition, an amendment was also introduced in the 2022 legislative cycle to ensure that the new interest limitation rules would not apply to interest incurred on a loan utilised for mining purposes during any period prior to commencement of production or during any period of non-production.  This amendment applies from March 31, 2023.

Annual Information Form for the year ended August 31, 2024	91

PLATINUM GROUP METALS LTD.

General updates to the taxation framework for 2023 and 2024

2023

Excessive Contributed Tax Capital

The concept of CTC ensures that no tax is levied on the return of an amount equal to the tax capital associated with a particular class of shares in a company. Currently, when a foreign intermediary company becomes a South African tax resident, the CTC amount is calculated based on the market value of its shares, allowing it to distribute dividends without tax liability under South African law. This setup has been exploited in tax structures where a foreign holding company indirectly avoids South African dividend tax by converting a foreign intermediary into a South African tax resident and leveraging CTC to shield distributions.

The ITA was amended to reduce the CTC amount of foreign companies becoming South African tax residents by subtracting the market value of shares held in South African companies, adjusted for their CTC. This measure will only apply where the foreign company holds at least 50% equity or voting rights in a South African company.

The amendment took effect on January 1, 2024, applying to companies that become South African tax residents on or after this date.

Debt forgiveness rules

Section 19 of the ITA and Paragraph 12A of the Eighth Schedule govern debt relief rules for tax and capital gains tax implications of forgiven debt. Among the exclusions is the dormant company exclusion, intended to ease the winding-up of dormant group companies with irrecoverable intra-group debt. However, the exclusion does not apply when the debt funded an asset subsequently disposed of under corporate reorganization rules or when the debt was refinanced within the group. This was designed to prevent abuse and ensure transactions were legitimate and well-considered.

Concerns arose about ambiguity in the provisions, specifically around whether the exclusion applies when the disposal happens after the debt reduction or at a different time.

The ITA was amended to clarify that the dormant company exclusion will be denied whenever debt that funded an asset disposed of under corporate reorganization rules is forgiven, regardless of whether the disposal occurs before or after the debt reduction. A deeming rule was also included to ensure that any debt benefit triggered in a prior year is accounted for in a subsequent year if the asset disposal violates exclusion requirements.

The amendment took effect on January 1, 2024.

Asset for share transactions

Section 40CA of the ITA addresses the deemed base cost of assets acquired through asset-for-share transactions. This provision was introduced after a court case, where the court ruled that issuing shares in exchange for an asset does not constitute "expenditure." Without specific rules, such transactions would result in a zero-base cost for tax purposes. Subsequent legislative changes allowed for the calculation of base cost as the market value of the issued shares, adjusted by any capital gains arising from anti-value shifting rules under Section 24BA.

Annual Information Form for the year ended August 31, 2024	92

PLATINUM GROUP METALS LTD.

The corporate reorganization rules allow tax-neutral asset transfers, rolling over tax consequences to future non-reorganization transactions. However, ambiguity existed regarding the timing of base cost adjustments for assets acquired under these rules. The provisions allowed for an immediate base cost uplift, enabling companies to claim tax allowances prematurely, even before disposing of the asset outside the reorganization framework.

The ITA was amended to clarify that the base cost uplift (equal to the deemed capital gain under Section 24BA) applies only immediately before the disposal of the asset in a non-reorganization transaction. The amendment took effect on January 1, 2024, applying to disposals occurring on or after this date.

Amalgamation transactions

Section 46 of the ITA facilitates tax-neutral unbundling transactions, allowing resident companies to distribute shares in another resident company (unbundled company) to their shareholders without triggering immediate tax liabilities. Prior to 2020, loopholes allowed tax exemptions instead of deferrals in certain cases, particularly when non-resident or tax-exempt shareholders holding significant stakes (20% or more) were not connected persons. Changes introduced in 2020 and 2021 addressed these issues by denying tax deferral for distributions to disqualified persons holding at least 5% equity and by introducing mechanisms for shareholders to receive additional base cost adjustments reflecting taxes paid by the unbundling company.

Concerns remained about how additional base cost adjustments are calculated and allocated. These adjustments applied to both unbundling shares and unbundled shares, diluting their intended purpose. When the unbundling company operates at a loss, the tax denial reduces assessed losses instead of reflecting a direct shareholder burden. This created inequities for shareholders who are not disqualified persons.

The existing additional base cost rule was withdrawn and replaced with a mechanism that allocates the uplift solely to unbundled shares and only when tax is payable by the unbundling company. The amendment took effect on January 1, 2024 and applies to expenditure allocation for unbundled shares acquired from that date forward.

Interest limitations rules

Section 23M of the ITA limits interest deductions on debts owed to certain persons not subject to tax, as part of measures to broaden the corporate tax base. However, ambiguities and gaps were identified in its application. These include unclear definitions of terms like "adjusted taxable income" and "creditor," inconsistent treatment of exchange gains and losses, and issues with the proviso limiting interest disallowance in cases involving non-residents. Additionally, provisions addressing "controlling relationships" and their interaction with group lending arrangements require refinement. Current exemptions in Section 23M(6) also do not apply to South African banks, limiting their applicability.

Amendments were introduced to clarify these issues. The definition of "adjusted taxable income" was revised to exclude the current year's assessed losses. The term "creditor" was defined explicitly, and exchange gains were recognized as interest received or accrued. Adjustments to the "controlling relationship" and group lending rules were also made to ensure consistency, while the proviso to Section 23M(2) was limited to non-resident recipients of interest. Lastly, the exemption under Section 23M(6) was extended to include South African banks, enhancing its scope and fairness.

These changes took effect on January 1, 2024.

Annual Information Form for the year ended August 31, 2024	93

PLATINUM GROUP METALS LTD.

Enhanced deductions including in respect of renewable energy

In light of South Africa's ongoing electricity crisis, the government has introduced temporary enhancements to the renewable energy tax incentive under Section 12B of the Act, effective March 1, 2023. The goal was to stimulate private investment in renewable energy infrastructure, helping alleviate pressure on the national grid. Eligible assets include those used to generate electricity from wind power, solar PV, concentrated solar power, hydropower, and biomass sources such as organic waste or landfill gas. Supporting structures integrated with these energy-generating assets are also eligible, provided their lifespan aligns with the underlying asset. Notably, this incentive removes electricity generation limits for its duration, significantly broadening its appeal.

A key feature of the enhancement is the accelerated depreciation allowance, allowing taxpayers to deduct 125% of the cost of eligible assets upfront, unlike the previous write-off schedule of 50:30:20% over three years. This temporary incentive applies to new and unused assets brought into use on or after March 1, 2023 and before March 1, 2025. The upfront deduction rate is designed to encourage rapid investment in smaller projects while supporting larger ventures that require longer lead times. By incentivizing immediate deployment, the government aims to maximize the impact of private contributions to renewable energy development.

To ensure clarity and prevent overlapping benefits, specific rules govern eligibility. Businesses using a mix of private funds and government grants for asset acquisition can only claim the deduction for the portion funded privately. Lessors under operating leases, and now finance leases, are eligible provided they meet ownership and income production requirements. However, deductions under Section 12BA cannot be combined with allowances under Section 12E (small business corporation incentives) or other renewable energy-specific tax breaks. Additionally, assets sold before March 1, 2026 will trigger a full recoupment of the 125% deduction under specific provisions of Section 8(4)(a) and a newly introduced clause, Section 8(4)(nA).

This enhanced incentive underscores the government's commitment to accelerating renewable energy adoption while maintaining fiscal responsibility. By limiting the benefit period to two years, the measure balances short-term urgency with prudent budget management. The changes also encourage investment by businesses that might not have otherwise pursued renewable energy projects, while ensuring robust safeguards against misuse or duplication of benefits. These amendments, including consequential changes to related tax provisions, aim to create a clear, fair, and impactful framework for renewable energy investment in South Africa.

2024 proposals

Interest limitation rules

Interest limitation rules in terms of section 23N of the ITA are proposed to be amended. Section 23N applies to debts tied to share acquisitions conducted through rollover provisions (e.g., Sections 45, 47, or 24O). It limits how much interest an acquiring company can deduct annually. The limitation is governed by a formula, subject to a maximum of 60 per cent of the adjusted taxable income of that acquiring company.

The formula-based calculation will be replaced with a fixed cap of 30% of adjusted taxable income.

Changes will take effect on January 1, 2025, applying to all assessments starting on or after this date.

Annual Information Form for the year ended August 31, 2024	94

PLATINUM GROUP METALS LTD.

Implications:

Relaxing assessed loss restrictions

Previously, Section 20 of the ITA allowed taxpayers to fully offset assessed losses from prior years against current taxable income, with unused portions carried forward to future years. However, from  April 1, 2022, a rule was introduced limiting companies to offset only 80% of their taxable income with carried-forward assessed losses, thereby broadening the corporate tax base. This restriction aimed to prevent perpetual deferral of taxable income while maintaining a fair system for utilizing past losses.

However, a problem arises when companies are liquidated, deregistered, or wound-up, as these situations often generate taxable income that cannot fully utilize the carried-forward assessed losses due to the 80% restriction, leading to a partial forfeiture of the remaining losses. Such companies will now exempt from the assessed loss restriction rule during their liquidation or winding-up process. This amendment is proposed to be effective from January 1, 2025, applying to assessment years starting on or after that date.

Amalgamation transactions

Section 44 of the ITA deals with "amalgamation transactions", defined as those where an amalgamated company transfers all its assets to and merges with a resultant company. These transactions can include domestic transfers (between South African resident companies), inbound transfers (from foreign companies to South African companies), and foreign-to-foreign transfers within the same group. However, the ITA prohibited the amalgamation provisions from applying if the resultant company is not fully taxable in South Africa, ensuring rollover relief is not used to create permanent tax exemptions.

A specific issue arose with paragraph (d) of Section 44(14), which excludes domestic transfers to a foreign company that lacks a place of effective management in South Africa. This exclusion contradicted the rule that domestic transfers must involve a South African resident company, creating inconsistency and misalignment within the legislation.

To address this, the problematic exclusion in paragraph (d) for domestic transfers to foreign companies will be deleted. This amendment is proposed to take effect upon promulgation of the Taxation Laws Amendment Act of 2024.

Participation exemption in disposing of foreign shares

Paragraph 64B of the Eighth Schedule to the ITA provides a participation exemption allowing taxpayers to disregard capital gains or losses from disposing of equity shares in a non-resident company, provided the shares have been held for at least 18 months before disposal. In 2023, this 18-month holding requirement, which previously applied to the disposal of shares, was extended to the exemption for foreign returns of capital from a foreign company where a 10% equity and voting right threshold is met.

However, the 2023 amendment has caused confusion in cases where multiple group entities have held shares in the foreign company during the 18-month period. It was unclear how the holding requirement applies when shares are held across various entities within a group, particularly during transfers among these entities.

It will be clarified that the 18-month holding period applies in aggregate to all group entities involved in the transaction. This means that the combined holding periods of all relevant entities within the group will satisfy the requirement. The amendment is proposed to take effect retroactively from January 1, 2024.

Annual Information Form for the year ended August 31, 2024	95

PLATINUM GROUP METALS LTD.

Rebate for foreign taxes

Section 6quat(1A)(a)(iii) of the ITA provides relief from double taxation on foreign-sourced capital gains by allowing South African residents to claim a credit for irrecoverable foreign taxes paid on such gains. The credit is limited to the portion of the foreign tax attributable to the taxable capital gain included in the resident's South African taxable income. However, when the foreign jurisdiction calculates a higher taxable capital gain and imposes greater tax than South Africa, residents may still face double taxation because the full foreign tax credit cannot be utilized.

Section 6quat will be amended to explicitly allow taxpayers to claim the full amount of foreign tax paid on capital gains as a credit, up to the amount of South African tax payable on the same gain. The amendment is proposed to take effect on March 1, 2025.

Foreign exchange differences

Section 24I of the ITA governs the taxation of exchange differences on certain financial instruments, but the framework created challenges when dealing with complex financial arrangements, such as cross-currency swaps linked to preference shares. These preference shares, issued by a non-resident subsidiary and held by a resident company, are treated as financial assets under International Financial Reporting Standards (IFRS). However, under Section 24I, the exchange differences on debt obligations are taxable, while the exchange differences on the preference shares are not, as they are not classified as "exchange items." This mismatch leads to tax leakage.

The definition of "exchange item" in section 24I will be amended to include shares disclosed as financial assets under IFRS Accounting Standards. The amendment is proposed to take effect on January 1, 2025 and will applies to years of assessment commencing on or after this date.

Time limitation on VAT input claims

Proviso (i) to Section 16(3) of the VAT Act No 89 of 1991 ("VAT Act") allows vendors to deduct input taxes from output tax in a later tax period, provided the deduction is claimed within five years of the entitlement arising. Many vendors claim unutilized input tax from past tax periods in a single current tax period. SARS was of the view that this issue often arises from inadequate reconciliation between accounting records and VAT returns, creating risks of double deduction and complicates compliance and audit processes.

The VAT Act will be amended to require vendors to claim unutilized input tax credits in the original tax period in which the entitlement arose. The amendment is proposed to effect on April 1, 2025.

VAT claw-back on irrecoverable debts

Section 22 of the VAT Act allows vendors to deduct VAT on irrecoverable debts, provided output tax on those debts was previously declared. If the debt is subsequently recovered, Section 22(2) provides for a claw-back of the previously deducted VAT. However, for non-recourse transfers of accounts receivable, the current provisions under Section 22(1A) allow the recipient of the receivable to claim a deduction for irrecoverable amounts but do not provide for a claw-back if the amounts are later recovered.

This gap created an inconsistency where recipients of transferred accounts receivable can claim deductions without being subject to claw-back provisions for recoveries. Section 22(2) will be amended to extend the claw-back mechanism to include deductions made under Section 22(1A) when amounts are subsequently recovered. The amendment is proposed to take effect on April 1, 2025.

Annual Information Form for the year ended August 31, 2024	96

PLATINUM GROUP METALS LTD.

Exchange Control

South African law provides for exchange control which, among other things, regulates the flow of capital from the CMA.  The Currency and Exchanges Act, No. 9 of 1933, empowers the President of South Africa to make regulations in regard to any matter directly or indirectly relating to currency, banking or exchanges.  The Minister of Finance is responsible for all matters regarding exchange control policy, and certain of these powers and functions have been delegated to the South African Reserve Bank, more specifically the FinSurv.

The Exchange Control Regulations 1961, which are administered by FinSurv, are applied throughout the CMA and regulate transactions involving South African exchange control residents, including companies.  The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, and to prevent South Africa's balance of payments from being adversely affected, which may result in the devaluation of the Rand against other currencies.  It is the stated objective of the authorities to achieve equality of treatment between residents and non-residents for exchange control purposes as it relates to inflows and outflows of capital.  While the South African government has relaxed exchange controls in recent years and in 2020 it was announced that the Exchange Control Regulations would be repealed and replaced by a capital flow management framework, this has not yet occurred.  One of the main features of the new framework, is that it will abolish the current negative-based list system that applies under the Exchange Control Regulations, which states that, for example, transactions involving the export of capital are prohibited, unless permitted in terms of an exception. The Company expects current exchange controls to remain in place until such time as the capital flow management framework is introduced and the Minister of Finance may provide an indication as to when exactly it will come into effect.

Although the capital flow management framework has not yet been introduced, a number of exchange control relaxations applicable to companies were announced in the 2022 Budget, including the following:

  An increase in the amount that can be invested abroad annually by companies under the foreign direct investment dispensation, without prior FinSurv approval.  The amount was increased from R1 billion to R5 billion.

  An increase in the maximum amount that domestic treasury management companies can hold in foreign currency for offshore investment purposes.  For listed companies, the limit was increased to R5 billion and for unlisted companies, the limit was increased to R3 billion.

  New rules regarding inward listings.

The Company is subject to various forms of exchange controls in regard to its South African subsidiaries.  Such subsidiaries are generally not permitted to export capital from South Africa, hold foreign currency, incur indebtedness denominated in foreign currencies or acquire an interest in a foreign venture without the approval of the relevant South African exchange control authorities.

However, there are no exchange control restrictions between the members of the CMA as they form a single exchange control territory.  Lesotho, Namibia and Eswatini have their own exchange control authorities as well as their own acts or regulations and rulings but in terms of the Common Monetary Area Agreement, their application must be at least as strict as that of South Africa.  Accordingly, the Company will not require the approval of FinSurv for investments and transfers of funds from South Africa to other CMA countries.

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Carbon Tax/Climate Change Policies

In terms of the Paris Agreement under the United Nations Framework Convention on Climate Change, South Africa's GHG emissions are said to peak during the period 2020 until 2025, then plateau from the period 2025 until 2035, where after GHG emissions are said to decline from 2036.  However, it is estimated that the phasing in of appropriate carbon taxation can reduce South Africa's GHG emissions by between 35% and 44% below business as usual.

It is against this background that the Carbon Tax Act was finally assented to by the President on May 22, 2019, and commenced with effect from June 1, 2019.  As per the Carbon Tax Act's Preamble, "the South African government is of the view that imposing a tax on GHG emissions and concomitant measures such as providing tax incentives for rewarding efficient use of energy will provide appropriate price signals to help nudge the economy towards a more sustainable growth path."

The introduction of carbon tax has taken place in a phased manner, which allows for developmental challenges faced by South Africa, encourages investment in more energy efficient technology and ensures that South Africa's competitiveness is not being compromised.

In the 2019 carbon tax year (which ran from 1 June to 31 December), the Carbon Tax Act levied the tax at a rate of Rand 120 per tonne of CO2-eq emissions on identified activities that exceed prescribed GHG emission thresholds.  The tax rate was increased annually with reference to South Africa's consumer price index.  As a result, the carbon tax rate for the 2020 carbon tax year was R127 per tonne CO2-eq; for the 2021 carbon tax year was R134 per tonne CO2-eq and for the 2022 carbon tax year, the rate was R144 per tonne CO2-eq.  In the 2022 legislative cycle it was proposed in the 2022 Draft Taxation Laws Amendment Bill, 2022 that the annual increase in the carbon tax rate up to 2030 would be larger to meet South Africa's nationally determined contribution commitments.  During parliamentary hearings that took place in September 2022 and following submissions received from the public, the Carbon Tax Act was amended to state that the following rates will apply from 2023 to 2030:

• 2023: R159 per tonne CO2-eq;

• 2024: R190 per tonne CO2-eq;

• 2025: R236 per tonne CO2-eq;

• 2026: R308 per tonne CO2-eq;

• 2027: R347 per tonne CO2-eq;

• 2028: R385 per tonne CO2-eq;

• 2029: R424 per tonne CO2-eq; and

• 2030: R462 per tonne CO2-eq.

It was announced in the 2022 Budget that the first phase of the carbon tax will run until the end of 2025.  Due to the various industry specific tax-free emissions allowances ranging from 60% to 95% provided for under the Carbon Tax Act, an initial effective carbon tax rate as low as Rand 6 to Rand 48 per ton of CO2-eq emitted applied in the carbon 2019 tax year.  These allowances include a/an:

• basic tax-free allowance for fuel combustion emissions of between 60% and 75%;

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• additional tax-free allowance for industrial process emissions up to 10%;

• additional tax-free allowance in respect of fugitive emissions of 10%;

• trade exposure allowance of up to a maximum of 10%;

• performance allowance not exceeding 5% of the total GHG emissions of the taxpayer during the relevant tax period;

• carbon budget allowance of 5% for companies who have a carbon budget, which means a limit on total GHG emissions from a specific company, within a specific period of time. It is understood that this allowance is only available to entities who voluntarily participate in phase 1 of the carbon budget and obtain the written consent of the DFFE; and

• carbon offset allowance of either 5% or 10%.

During the September 2022 parliamentary hearings, National Treasury indicated that the above allowances will only change pursuant to a future legislative consultation process.  For example, it was indicated that National Treasury would consider increasing the maximum carbon offset allowance to 15%.  Although it was announced in the 2022 Budget that penalties may be introduced for companies who exceed their carbon budget, no draft legislation to this effect has been tabled and it remains to be seen whether this change will be introduced.

A taxpayer, other than a taxpayer in respect of which the maximum total allowance is expressly stipulated in Schedule 2 of the Carbon Tax Act to constitute 100%, is only entitled to receive the sum of the allowances mentioned above in respect of a tax period to the extent that the sum of the allowances does not exceed 95% of its total GHG emissions.

Final regulations required for the implementation of the carbon offset and trade exposure allowances and performance allowances under the Carbon Tax Act have been published.  The Carbon Offset Regulations were amended in 2021 to incorporate, amongst other things, changes clarifying the use of carbon credits from approved CDM projects issued under national registries to be eligible for listing as eligible South African carbon offsets.  Pursuant to the extension of phase 1 of the carbon tax until the end of 2025, it was announced in the 2023 legislative cycle that the utilisation period for carbon offsets that ended at the end of 2022 would also be extended to the end of 2025, to ensure alignment between the Carbon Tax Act and Carbon Offset Regulations.

Furthermore, and as previously committed to by the South African National Treasury, phase 1 of the tax is also electricity neutral in providing credits for the renewable energy premium built into electricity tariffs and electricity generation levy.  In light of the extension of phase 1 of the carbon tax to December 31, 2025, the impact of the tax on the energy sector will only affect the consumer after this date.  The scope of the renewable energy premium, also available to liable carbon taxpayers who conduct electricity generation activities, was expanded in the 2021 legislative cycle to include those taxpayers who purchase additional renewable energy directly under the REIPPPP (Renewable Energy Independent Power Producers Procurement Programme) or from independent power producers.  The proposal is that for private purchases or under the REIPPPP, this would apply where a power purchase agreement is in place.  Further amendments were made to expand the scope of entities that can benefit from the renewable energy premium.

Despite its recent introduction, numerous amendments have already been made to the Carbon Tax Act.  The latest proposed amendments announced in the 2023 legislative cycle are the following:

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• The extension of the first phase of the carbon tax has been aligned with the regulations in respect of carbon offsets. The utilisation for offsets under taxable activities has been extended from 31 December 2022 to 31 December 2025 (see above).

• Alignment of the fuel emission factors in the Carbon Tax Act with the DFFE's methodological guidelines.

• Adjustments to the formula for fugitive emission factors, which would affect the carbon tax liability for various types of mining activities, essentially to make corrections for over-estimation.

Clarifying the carbon budget allowance to allow taxpayers to continue claiming the allowance until at least the end of 2024.  Only once mandatory carbon budgets are implemented by the DFFE and legislated, will the carbon budget allowance of 5% fall away.  The mandatory carbon budgets will be legislated in the Climate Bill which has not yet been enacted.

The following proposals have been made in respect of the 2024 legislative cycle:

• to ensure alignment between the Carbon Tax Act and the DFFE's methodological guidelines, the Schedule 1 fuel combustion emission factors and net calorific values are to be updated, and new fuel types added;

• the fugitive emissions table in Schedule 1 of the Carbon Tax Act is to be updated to add specified activities and emissions factors for the relevant emission source categories based on the 2019 refinements to the 2006 Intergovernmental Panel on Climate Change Guidelines for National Greenhouse Gas Inventories; and

• based on the operationalisation of the National Transmission Company of South Africa (NTCA), Section 6 of the Carbon Tax Act is to be amended to allow electricity purchases under power purchase agreements ceded to the NTCSA to be eligible for the renewable energy premium deduction.

Climate Change Act and Related Developments

Progress in respect of the proposed Climate Bill was slow since it was first published for comment in June 2018, following deliberation of public submissions, with several public hearings held between September 2022 and May 2023.  Following deliberation of public submissions and further proposed amendments to the Bill, the Climate Bill was finalised and passed by the National Assembly on October 24, 2023, and was signed into law by President Cyril Ramaphosa on July 18, 2024.  However, it is not yet in force as the President must still proclaim its commencement in the Government Gazette.

The Climate Change Act provides for various regulatory mechanisms by which South Africa will seek to achieve the commitments made in its Nationally Determined Contribution under the Paris Agreement, including SETs and the carbon budget.  Greenhouse gas emission reporting will also be regulated in terms of the Climate Change Act, as opposed to the AQA under which the GHG Reporting Regulations were first published in 2017.

The Climate Change Act aims to enable the development of an effective climate change response and a long-term, just transition to a low-carbon and climate-resilient economy and society for South Africa in the context of sustainable development; and to provide for matters connected therewith.

The Climate Change Act obligates the Environmental Minister to determine GHG emission thresholds that will inform an entity's carbon budget allocation.  According to the LEDS, post-2020, the carbon budget will be aligned with the carbon tax, which "may include the option of imposing a higher tax rate as a penalty for emissions exceeding the carbon budget".  The Environmental Minister has further indicated that, as the Climate Change Act has been signed into law, carbon budget and mitigation plan regulations will follow.

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With the South African Cabinet's approval, the Environmental Minister published the draft Sectoral Emission Targets Report for comment in April 2024, which identifies sectors and responsible government departments that will be subject to SETs, including the mining sector.  The DMR and DFFE will be responsible for achieving prescribing mining sector SETs through the development and implementation of sectoral policies and measures.

Considering its extensive resource requirements from a capacity, skill and monetary perspective, especially at provincial and municipal level, implementation of the Climate Change Act will have to be gradual, whilst still taking into account South Africa's obligations under the Paris Agreement.

Other climate change regulatory developments are gaining momentum, with the Cabinet of the Government of South Africa approving the establishment of the PCC, as well as South Africa's first LEDS during September 2020.

The PCC flows from South Africa's Nationally Determined Contribution under the Paris Agreement and is formally established through the Climate Change Act, the latter which the LEDS confirms "form the legislative foundation for (South Africa's) climate change adaptation and mitigation response".

The PCC published A Framework for a Just Transition in South Africa in July 2022 which serves as the underlying policy requiring government to adopt a comprehensive plan, accompanied by a set of activities to achieve a low-carbon economy and society.  This framework currently focuses on four sectors and value chains that are at-risk in the transition, which form part of the formal economy, namely, the coal value chain, the auto value chain, agriculture, and tourism.

Electricity Market Reform

To meet decarbonisation targets per South Africa's commitments under the Paris Agreement and to guarantee greater security of supply, reform of the South African electricity market is at the forefront of the political and legislative agenda.  Various regulatory changes aimed at deregulation of the market have been introduced, including amendment of Schedule II of the Electricity Regulation Act, No 4 of 2006, to delete the licensing threshold for generation projects and allow for wheeling of electricity to multiple offtakers by private generators.  This has opened the possibility for mining operations to procure electricity directly from private independent power producers by way of corporate power purchase agreements.

The Electricity Regulation Amendment Bill, 2023, was formally tabled in Parliament at the end of August 2023 and was signed into law as the Electricity Regulation Amendment Act, No. 38 of 2024, by President Cyril Ramaphosa on August 16, 2024, with its commencement date still to be proclaimed.  This amendment Act is fundamental to the reform of the electricity market, including the unbundling of Eskom and the establishment of a multi-market system to open up pathways to greater competition and reduced energy costs; increase investment in new generation capacity and transmission system upgrades and expansion to achieve energy security; establish an independent transmission company (Transmission System Operator SOC Ltd.) as the custodian of the national grid.

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South African Companies Act

The Company's South African subsidiaries are subject to the Companies Act which came into force on May 1, 2011.  The aim of the Companies Act is to modernize company law in South Africa so that it is comparable with leading jurisdictions around the world.

The Companies Act introduced numerous new legal concepts into South African company law, including a requirement to ensure that a company's constitutional documents are aligned with the Companies Act, and that any shareholders' agreements that are in place are aligned with a company's memorandum of incorporation and the Companies Act.  Although not peremptory, the Company registered new memoranda of incorporation for the Company's South African subsidiaries.

The Companies Act also requires that certain categories of companies have in place certain committees, namely audit committees (for all public and state-owned companies) and social and ethics committees (for all listed public companies and state-owned companies as well as other companies that reach a certain "public interest score" in terms of the Companies Regulations, 2011).  The "public interest score" takes into account the number of shareholders and employees of the company, as well as the amount of any debt and annual turnover.

Failure to comply with the Companies Act can lead to compliance notices being issued by the CIPC, administrative fines and civil liability for damages caused by non-compliance.  The Company's South African subsidiaries may also be liable under the Companies Act to "any" other person for any loss or damage suffered by that person as a result of the Company's subsidiary's non-compliance with the Companies Act.

The Companies Act extends shareholders' rights and recourse against companies and directors.  Also, directors, prescribed officers and committee members will now face more extensive and stricter grounds for personal liability for their actions in carrying out their functions within the company than was the case under the previous regime.  The Companies Act introduces class action suits against companies, directors and company officers by persons whose rights are affected by the company.  Companies will thus face a greater risk of litigation and the costs thereof.  Minority shareholders' rights in the context of mergers and other fundamental transactions have also been increased substantially, such as the introduction of appraisal rights and the ability to set aside and review special resolutions approving such transactions.  This could result in the hindrance of such transactions.

The Companies Act has also introduced fairly extensive regulation of financial assistance given among related and interrelated companies, in that there must be shareholder approval, compliance with solvency and liquidity tests, and fairness and reasonableness in relation to such financial assistance.  This for instance affects intra group loan and security arrangements, as well as transactions with third parties where guarantees or other security within a group of companies is given.  This affects financial assistance given by South African companies and would accordingly affect financial assistance given by South African companies to non-South African related entities.

The Companies Act prohibits companies from creating any further par value shares.  If a company wishes to increase its share capital, it will have to convert all of its pre-existing par value shares into shares of no par value.  The revenue authorities have issued a ruling with respect to the tax treatment of such conversions to the effect that such conversions shall not be viewed as "disposals".  This may become relevant in respect of the Company's South African subsidiaries should their share capital be required to be increased at any stage for whatever reason.

An important innovation of the Companies Act is that of business rescue, which is modelled to some extent on the United States "Chapter 11" bankruptcy procedures.  Business rescue is a largely non-judicial, commercial process that aims to rescue a financially distressed company and maximize the likelihood of the Company's continued existence on a solvent basis.

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Companies in South Africa can be deregistered if they fail to timeously lodge their annual returns.  This means that the company ceases to exist as a separate juristic person, and that all of its rights and assets devolve to the state by operation of law.  A company's registration can be reinstated by application either to the CIPC or the High Court.  The Company ensures that at all times the requisite filings and returns of its South African subsidiaries with CIPC are up-to-date and thereby ensures that such subsidiaries are not deregistered.

The Companies Act and its Regulations have been amended on a number of occasions, most recently under the Companies Amendment Act, No. 16 of 2024, and the Companies Second Amendment Act, No. 17 of 2024, signed into law by President Cyril Ramaphosa on July 26, 2024, however, these amendments will only come into operation on a date or dates fixed by the President by notice in the Government Gazette. The amendment acts, inter alia, include provisions to enhance transparency and provide for more disclosure by companies; exclude the provisions of financial assistance by a holding company to its subsidiaries (if controlled by the holding company) from the requirements of section 45 of the Companies Act; amend the time period within which a director can be declared delinquent; and amend the time period within which claims can be brought against directors for breach of fiduciary duties.

Land Use

The SPLUMA prescribes principles for the regulation of land use in South Africa on a national, provincial and municipal level.  However, land use planning is mainly regulated on a municipal level since municipalities are constitutionally empowered to regulate the effective administration of land use planning within their respective jurisdictions.  Municipal land use planning is regulated through municipal planning by-laws, spatial development frameworks and land use or zoning schemes.  Land-use or zoning schemes reflect all permissible land use rights in respect of land situated within the municipality's area of jurisdiction.  Deviations from the land-use or zoning scheme are only permissible upon application for the necessary departure, land use consent or re-zoning application, as regulated by the applicable scheme and the relevant municipal planning by-law read with SPLUMA.

While previously it was in dispute whether municipal planning had the power to regulate mining activities, April 2012 Constitutional Court judgments in the cases of Maccsand (Proprietary) Limited v City of Cape Town and Others and Minister for Mineral Resources v Swartland Municipality and others confirmed that town planning approvals and consents are required for mining activities.  A High Court decision has indicated that such consents will likewise be required for prospecting activities.  The effect of these judgments is that all mining and prospecting operations need to be conducted on land which is appropriately zoned for mining or prospecting. Mining companies run the risk of being interdicted from continuing with their operations pending a re-zoning if the land on which they are operating is not appropriately zoned.  The practical implications of complying with these judgments are numerous.  These include that there may be different land uses on one property, particularly where only prospecting is taking place. These implications will need to be considered further by the Company's operations.  This is further complicated by the fact that there are several provincial land use planning laws for different provinces.

In addition to statutory controls, certain private law rights, such as the real rights created by way of registered restrictive conditions of title or servitudes, may also impact on land use planning in general.  Land use or zoning schemes are subject to the real rights created by restrictive conditions of title.  The implication is that if a land-use or zoning scheme permits a land use which is prohibited by a restrictive condition of title, such condition will first have to be removed in terms of the relevant legislation (municipal planning by-laws read with SPLUMA).  Servitudes may also impact on land use planning, for instance servitudes registered in respect of infrastructure.  Contravention of these real rights may result in a demolition order being granted in respect of unlawful development.

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Another aspect which requires consideration is who should apply for such re-zoning.  Although landowners would typically be the applicant, the Company's operations are not always conducted on land which the Company owns.  Accordingly, the Company may have to obtain a power of attorney from the landowner to procure amendments to land use or zoning schemes in municipalities in which the Company intends to prospect or mine and has obtained rezoning permission where required.

Dealing in Precious Metals

All operations which acquire, refine, smelt, beneficiate, possess or dispose of gold, any metals of the platinum group, or any ores of such metals, are required to obtain authorisations to do so under the Precious Metals Act.  These authorisations include metal beneficiation licences, refining licences and precious metals export approvals.  Applications for such authorisations must be made to the South African Diamond and Precious Metals Regulator.  Refining licences can be issued for up to 30 years, whilst precious metals beneficiation licences can be issued for periods of up to ten years.  The issue of certain licences under the Precious Metals Act requires that the applicant be compliant with the BEE provisions of the Mining Charter 2018.

Land Claims

Under the Restitution Act, as amended, any person who was dispossessed of rights in land in South Africa after June 19, 1913, as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies and is entitled to redress.  In terms of the Restitution Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998.

The Restitution Act also entitles the Land Reform Minister to acquire ownership of land or rights in land by way of expropriation and to transfer the expropriated land or rights in land to successful claimants.  Notably, the Land Reform Minister may elect not to expropriate land and may provide alternative relief to the claimant, as directed by section 25(7) of the Constitution.  Expropriation would be subject to provisions of the Expropriation Act, No. 63 of 1975 and section 25(2) of the Constitution, which provide, in general, for just and equitable compensation.

The Land Reform Minister may not however, restore land to a claimant without a court order or an agreement being reached between the affected parties for the purposes of achieving restitution.

The Restitution Amendment Act came into effect on July 1, 2014.  The Restitution Amendment Act introduced significant amendments to the Restitution Act, most notably allowing for land claims by persons previously disposed of land under apartheid laws to again be submitted, despite the previous cut-of date having expired approximately 15 years before.  The new period for lodging claims had been until June 30, 2019.  However, in Land Access Movement of South Africa and Others v Chairperson of the National Council of Provinces and Others, the Constitutional Court found that the Restitution Amendment Act was invalid as parliament failed to satisfy its obligation to facilitate public involvement in accordance with section 72(1)(a) of the Constitution.  As a result, the Constitutional Court interdicted the Commission of Restitution of Land Rights from processing claims lodged from July 1, 2014, until all claims submitted prior to December 31, 1998, in terms of section 6(1)(a) of the Restitution Act had been finalised.  Since this judgment, Parliament circulated a Restitution of Land Rights Amendment Bill, 2017, which will repeal the Restitution Amendment Act, once promulgated.  In terms of this Bill, the new period for the lodging of claims is still until June 30, 2019, which date has since passed.

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In order to substantiate a claim for restitution, a person is required to demonstrate that:

  he/she is a person, or it is a deceased estate dispossessed of a right in land after June 19, 1913, as a result of past racially discriminatory laws or practices;

  he/she is the direct descendant of a person referred to above who has died without lodging a claim and has no ascendant who: (i) is a direct descendant of a person referred to above and (ii) has lodged a claim for the restitution of a right in land; or

  it is a community or part of a community dispossessed of a right in land after June 19, 1913, as a result of past racially discriminatory laws or practices.

Under the Restitution Act a successful claimant may be granted either "Restoration" or return of the dispossessed land or equitable redress (which includes the granting of an appropriate right in alternative state-owned land; or payment of compensation).  If Restoration is claimed, the Restitution Act requires, inter alia, the feasibility of such Restoration to be considered.  Under recent case law, restoration of land may only be given in circumstances where a claimant can use the land productively, with the feasibility of Restoration being dependent on the costs.

The procedure for lodging a land claim is that a claim must be lodged with the Land Claims Commissioner for the province where the land in question is situated.  The land claim will then be investigated by the Land Claims Commissioner, after which the claim will be published in the Government Gazette and in the media circulating nationally and in the relevant province.  The Restitution Act provides that, if at any stage during the course of the investigation of a land claim, it becomes evident that:

  there are two or more competing claims in respect of the same land (whether by communities or otherwise);

  the land that is subject to the claim is not state-owned land, and the owner or holder of rights in such land is opposed to the claim; or

  there is any other issue which might usefully be resolved through mediation and negotiation,

the Chief Land Claims Commissioner may direct the parties concerned to attempt to settle their dispute through mediation or negotiation.  It further provides that if, upon completion of an investigation of a land claim, it is agreed that it is not possible to settle the claim by mediation or negotiation, the claim may be referred to the Land Claims Court for final determination.

In 2019 the ANC tabled the Constitution Eighteenth Amendment Bill, which aimed to amend section 25 of the Constitution in order to allow the State to expropriate land without compensation. The Bill failed to garner the requisite number of votes in the National Assembly and was not passed into law.

Additionally, a new Expropriation Bill, 2020, was adopted by the National Assembly on September 28, 2022, and after the NCOP made several amendments, was approved by the NCOP on March 19, 2024. On March 27, 2024, the National Assembly adopted the bill as amended by the NCOP, paving way for President Cyril Ramaphosa to sign it into law. The Expropriation Bill, 2024, sets parameters for the expropriation of land for public purposes or in the public interest and when this can be done with 'nil' compensation. Cases of nil compensation are limited to land held for speculative purposes, abandoned property (both land and buildings), indebted land and land posing a risk to public health and safety. The new amendments allows the courts to determine the circumstances for nil compensation, meaning that the courts can determine when nil compensation is neither just nor equitable as per the Constitution. Considering the large number of parties and organisations opposed to the Bill in its current form a large debate and opposition push can be expected.  This opposition is due to the fact that although expropriation is only permitted for "public purpose" and in the "public interest", as stipulated in section 25 of the Constitution, it may be possible for expropriation without compensation to be considered in specified instances as mentioned above.  Various political parties and other organizations have indicated that they intend to mount a constitutional challenge against the Bill.

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The Land Court Act, No. 6 of 2023, has been signed into law and was promulgated on April 5, 2024.  The Land Court Act seeks to establish a permanent and specialist Land Court, replacing the Land Claims Court, and give it the same status as a South African High Court.

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Beneficiation

The beneficiation of mineral resources in South Africa is regulated by three main pieces of legislation, namely the MPRDA, through section 26 thereof, the Precious Metals Act and the Diamonds Act, No. 58 of 1986 (as amended).

In addition to the legislative framework aimed at promoting local beneficiation of minerals, the DMR has developed and adopted a beneficiation strategy which identifies value chains for the purpose of beneficiation of certain minerals in South Africa (which is also in line with the developmental goals set-out in the National Development Plan adopted by the South African Government).  The Mining Charter (as discussed above) also includes an incentive for mining companies to offset the value of the level of beneficiation achieved by a company against a portion of its HDP ownership requirement, not exceeding 11%, in an effort to promote local beneficiation.

The legislation at the center of the initiation or promotion of beneficiation of mineral resources is the MPRDA.  Section 26 of the MPRDA regulates the Minister's power to initiate and promote beneficiation of minerals in South Africa.  The term 'beneficiation' was not defined by the MPRDA.  As the section currently reads, the Minister may prescribe levels of beneficiation of a particular mineral should he establish, on advice from the Minerals and Mining Board and after consulting with the Minister of Trade, Industry and Competition, that a particular mineral can be beneficiated economically in South Africa.  Further, a person who intends to beneficiate any minerals mined in South Africa, outside of the country may only do so with the written consent of and in consultation with the Minister.

Labour Relations Act

The Constitution gives every person the right to fair labour practices.  The LRA and the BCEA are the principal legislative provisions that gives effect to the framework in which employees, employers and industrial relations at an individual and collective level are regulated.  The LRA regulates how employees, employers, trade unions and employer's organizations interact and engage with one another in the workplace.  This includes processes related to collective bargaining, wage determination, determination of terms and conditions of employment, the formulation of industrial policy and employee participation in the decision-making processes.

The LRA framework holistically is geared at the protection of employee and employer rights through various structures.  Principally the LRA allows for the creation of trade unions and employer's organizations.  The extent of entitlement or recognition of the trade union is subject to the size of its membership base.  Depending on the number of employees who are members of the trade union, the trade union may be granted access to the workplace, representation at the workplace, to have meetings at the workplace and to access to information concerned with the employment of the employees.  The LRA endorses a co-operative approach whereby two or more trade unions can aggregate their membership for the purposes of achieving majority status in a collective bargaining unit or forum.

The LRA does not provide for a statutory duty to bargain collectively or otherwise, and therefore the conclusion of collective agreements is purely voluntary.  Collective agreements entered into between the trade union and the employer will bind all employees employed by the employer falling within the bargaining unit, regardless of their trade union affiliations, for the whole period of the agreement.

The LRA allows for the creation of bargaining and statutory councils.  Such councils can be established both for more than one registered trade union or employer's organization.  Such councils will be established per sector or area.  Councils in this regard will, amongst others, be entitled to conclude collective agreements and to engage in the resolution of disputes on behalf of employers and employees in that sector.

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If a dispute between the employer and employee arises, the LRA clearly delineates the lawful context in which this may occur.  As a premise the LRA strictly stipulates and regulates the requirements for a lawful strike, lockout or picketing.  In this regard the LRA expressly identifies who is allowed to engage in industrial action of this nature, which processes must be followed and for which purposes employees and employers may engage in such industrial action.  Should the industrial action require the parties to engage in a process of consultation and negotiation, the LRA also prescribes the procedures to be followed.

If the conduct of the parties, for whatever reason, result in the dismissal of employees the LRA establishes the Commission for CCMA or relevant sectoral bargaining council as the principal forums for the resolution of disputes resulting from the dismissal.  The LRA classifies dismissals into two categories, unfair and automatically unfair dismissals.  The type of dismissal will depend on the nature thereof and the prevailing circumstances at the time of dismissal, an example being dismissals arising from operational requirements.

A process of mediation and conciliation by the CCMA or relevant bargaining council is pre-emptory in this regard.  Should the unfair dismissal dispute remain unresolved, parties will be required to enter into a process of arbitration, and the award made by the Commissioner would be final, unless taken on review to the Labour Court.

Employment Equity Act

The EEA places an obligation on employers to promote equal opportunity in the workplace by, amongst other things, eliminating any forms of unfair discrimination in the workplace.

Section 6 of the EEA prohibits any employment practice or policy which discriminates, directly or indirectly, against any employee on any 'arbitrary ground' or one or more of the grounds specifically listed in the section -

'on one or more grounds, including race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, colour, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language, birth or on any other arbitrary ground'.

Where discrimination is alleged on one of the specified grounds, it is presumed to be unfair; if the discrimination is based on some other arbitrary ground, the complainant must establish unfairness.

The EEA provides that a difference in the terms and conditions of employment between employees of the same employer, which are performing the same or substantially the same work or work of equal value, amounts to unfair discrimination.  It is important to note that the relevant provision refers to 'a difference in the terms and conditions' of employment and is not only limited to a difference in remuneration.  Nevertheless, to prove such discrimination, the employee will need to demonstrate that the reason for the difference in treatment is based on one of the listed grounds or any other arbitrary ground.

The EEA recognises harassment as a form of unfair discrimination.  The Good Practice Code, published in March 2022, has extended the definition of harassment.  It has introduced new categories of harassment; including racial, ethnic or social origin harassment in addition to sexual harassment.

Any party may refer a dispute for unfair discrimination to the CCMA which, in turn, must attempt to resolve the dispute through conciliation.  Should the conciliation be unsuccessful, either party may refer the dispute to the Labour Court for adjudication.

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Alternatively, an employee may refer the dispute directly to the CCMA for arbitration if that specific employee earns below the earnings threshold as prescribed by the Minister of Employment and Labour.  The current earnings threshold is R254,372 per annum.  Irrespective of the foregoing, the employee may also directly approach the CCMA to resolve the dispute through arbitration where the employee's claim for unfair discrimination is based on alleged harassment.  Then again, the parties can also agree to refer the matter to the CCMA for arbitration.

5.5 RISK FACTORS

The Company's securities should be considered a highly speculative investment due to the nature of the Company's business and present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production. Investors should carefully consider all of the information disclosed in the Company's Canadian and U.S. regulatory filings prior to making an investment in the Company.  Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company's securities.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations.

Risks Relating to the Company

The Company will require additional financing, which may not be available on acceptable terms, if at all.

The Company does not have any source of operating revenues.  The Company will be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration and development on the Waterberg Project, as well as for general working capital purposes.  The Company can give no assurance that financing will be available to it or, if it is available, that it will be offered on acceptable terms. Any failure to timely complete any required financing may result in a working capital deficiency. Unforeseen increases or acceleration of expenses and other obligations could require additional capital.  If additional financing is raised by the issuance of Company equity securities, control of the Company may change, security holders will suffer additional dilution and the price of the Common Shares may decrease. If additional financing is raised through the issuance of indebtedness, the Company will require additional financing in order to repay such indebtedness.  Failure to obtain such additional financing could result in the delay or indefinite postponement of further development of its properties or even a loss of property interests.

If the Company fails to obtain required financing on acceptable terms or on a timely basis, this could cause it to delay development of the Waterberg Project, result in the Company being forced to sell additional assets on an untimely or unfavorable basis or result in a default under future indebtedness.  Any such delay or sale could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

Future debt financing may adversely affect the Company

If the Company obtains additional financing by incurring indebtedness, the terms of the indebtedness and the Company's obligations to service and repay the indebtedness may limit the Company's ability to engage in acts that may be in its long term interest, which may affect the Company's ability to grow in accordance with its strategy or may otherwise adversely affect its business and financial condition.  If the Company is unable to comply with the terms of any future indebtedness, it may be at risk of a default.  If the indebtedness is secured, such a default may result in the loss of collateral, which may constitute substantially all of the Company's assets.  Future indebtedness and any failure to comply with its terms may therefore materially adversely affect the Company's business and financial condition.

Annual Information Form for the year ended August 31, 2024	109

PLATINUM GROUP METALS LTD.

The Company has a history of losses, and it anticipates continuing to incur losses.

The Company has a history of losses.  The Company anticipates continued losses until it can successfully place one or more of its properties into commercial production on a profitable basis.  It could be years before the Company receives any profits from any production of metals, if ever.  If the Company is unable to generate significant revenues with respect to its properties, the Company will not be able to earn profits or continue operations.

The Company has a history of negative operating cash flow and may continue to experience negative operating cash flow.

The Company has had negative operating cash flow in recent fiscal years and has limited financial resources.  To date, the Company has recorded no operating cash flow and has not commenced development or commercial production on any property.  The Company expects to continue to incur losses unless and until such time as the Waterberg Project achieves commercial production and generates sufficient revenues to fund continuing operations, which may never occur.  The development of the Waterberg Project will require the commitment of substantial resources.  Any unexpected costs, problems or delays could severely impact the Company's ability to continue development activities.  There can be no assurance that the Company will ever generate positive operating cash flow or achieve profitability.  The Company currently has limited financial resources and no sources of operating revenues and as a result will be required to fund our operating expenses and other expenses through financing.  The Company's ability to achieve and sustain positive operating cash flow will depend on a number of factors, including the Company's ability to advance the Waterberg Project into production.  To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow, which may materially affect the Company's financial condition.  There can be no assurance that debt or equity financing or other types of financing will be available as needed or that these financings will be on terms at least as favorable to us as those obtained previously.

The Company may not be able to continue as a going concern.

The Company has limited financial resources.  The Company’s ability to continue as a going concern is dependent upon raising capital and successfully establishing profitable production of such minerals or, alternatively, disposing of its interests on a profitable basis.  Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and development activities.  Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.  The amounts attributed to the Company’s exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.  The Company has suffered recurring losses from operations without any current source of operating income.  At August 31, 2024, the Company had working capital of $3.3 million which raised material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern.

The Company's properties may not be brought into a state of commercial production.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company's control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.  The development of the Company's properties will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure.  The Company is subject to all of the risks associated with establishing new mining operations, including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

  the availability and cost of skilled labour and mining equipment;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain and maintain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

Annual Information Form for the year ended August 31, 2024	110

PLATINUM GROUP METALS LTD.

  in the event that the required permits are not obtained in a timely manner, mine construction and ramp-up will be delayed and the risks of government environmental authorities issuing directives or commencing enforcement proceedings to cease operations or administrative, civil and criminal sanctions being imposed on the Company, its directors and employees;

  delays in obtaining, or a failure to obtain, access to surface rights, water or electricity required for current or future operations;

  the availability of funds to finance construction and development activities;

  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Waterberg Project, with additional challenges related thereto, including water and power supply and other support infrastructure.  For example, water resources are scarce at the Waterberg Project.  If the Company should decide to mine at the Waterberg Project, it will have to exploit local sources of water recently delineated by test drilling and develop the infrastructure required to transport water to the project area. Similarly, the Company will need to secure a suitable location by purchase or long-term lease of surface or access rights at the Waterberg Project to establish the surface rights necessary to mine and process.

The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  While reasonable offtake arrangements with an existing South African smelter is the preferred option, the Company and Waterberg JV Co. are assessing commercial alternatives including the possible construction of a new smelter in South Africa or Saudi Arabia. If the determination is made to construct a new smelter, the Company expects this would require additional financing and governmental approvals, and successful construction and ramp up, none of which could be assured.

It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up.  Accordingly, there are no assurances that the Company's properties will be brought into a state of commercial production.  If the Company's properties are not brought into a state of commercial production, the Company will have no source of revenues and will be required to seek additional financing, which may not be available on favourable terms, or at all.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource and mineral reserve estimates contained in this AIF and the other documents incorporated by reference herein have been determined and valued based on assumed future prices, cut off grades and operating costs.  However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only.  Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect.  Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results.  There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale.  Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project.  Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in estimates of mineralization, or of the Company's ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Annual Information Form for the year ended August 31, 2024	111

PLATINUM GROUP METALS LTD.

Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company's projects into commercial production may be significantly higher than anticipated.  None of the Company's mineral properties has an operating history upon which the Company can base estimates of future operating costs.  Decisions about the development of the Company's mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of metals from the ore;

  cash operating costs of comparable facilities and equipment; and

  anticipated climatic conditions.

Capital costs, operating costs, production and economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company's current studies and estimates, and there can be no assurance that the Company's actual capital and operating costs will not be higher than currently anticipated.  As a result of higher capital and operating costs, production and economic returns may differ significantly from those the Company has anticipated.

International Conflict and International Operations.

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global energy, supply chain and financial markets. Russia's invasion of Ukraine in February 2022 has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action.  Existing or new conflicts in Russia/Ukraine, the Middle East and other regions may have a destabilizing effect on commodity prices, supply chain and global economies more broadly.  Volatility in commodity prices and supply chain disruptions may adversely affect the Company's business and financial condition.  The extent and duration of the current Russian-Ukrainian conflict, Middle East conflicts and related international action cannot be accurately predicted at this time and the effects of such conflicts may magnify the impact of the other risks identified in this AIF, including those relating to commodity price volatility and global financial conditions.  The situation is rapidly changing, and unforeseeable impacts may materialize, and may have an adverse effect on the Company's business, results of operations and financial condition.

If the Company and Waterberg JV Co. decide to address Waterberg's offtake requirements through a new smelter located in Saudi Arabia, the Company's exposure to Middle East conflicts and geopolitical tensions may increase. The Company would also become subject to the risks of doing business in Saudi Arabia and the Middle East, including risks relating to Saudi Arabia's political, regulatory, tax, social and economic conditions from time to time, and broader Middle East political and security risks, including those related to transportation.

Annual Information Form for the year ended August 31, 2024	112

PLATINUM GROUP METALS LTD.

The Company is subject to the risk of fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar.

The Company may be adversely affected by foreign currency fluctuations.  The Company presents its financial statements in U.S. Dollars.  Historically, the Company has primarily generated funds through equity investments into the Company denominated in Canadian or U.S. Dollars.  In the normal course of business, the Company enters into transactions for the purchase of supplies and services primarily denominated in Rand or Canadian Dollars.  The Company also has assets, cash and liabilities denominated in Rand, Canadian Dollars and U.S. Dollars.  Several of the Company's options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in Rand or in U.S. Dollars.  Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in Rand. Settlement of sales of minerals from the Company's projects, once commercial production commences, may be in Rand, or other currencies other than U.S. Dollars.  Fluctuations in the exchange rates between the U.S. Dollar and the Rand or Canadian Dollar, or other relevant currencies may have a material adverse effect on the Company's financial results.

In addition, South Africa has in the past experienced double-digit rates of inflation.  If South Africa experiences substantial inflation in the future, the Company's costs in Rand terms will increase significantly, subject to movements in applicable exchange rates.  Inflationary pressures may also curtail the Company's ability to access global financial markets in the longer term and its ability to fund planned CAPEX, and could materially adversely affect the Company's business, financial condition and results of operations.  Downgrades, and potential further downgrades, to South Africa's sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian or U.S. Dollar.  The South African government's response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company's costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Metal prices are subject to change, and low prices or a substantial or extended decline or volatility in such prices could materially and adversely affect the value of the Company's mineral properties and potential future results of operations and cash flows.

Metal prices have historically been subject to significant price fluctuations.  No assurance may be given that metal prices will remain stable.  Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

  domestic and international economic and political trends;

  expectations of inflation;

  currency exchange fluctuations;

  interest rates;

  global or regional consumption patterns;

  speculative activities; and

  increases or decreases in production due to improved mining and production methods.

Low metal prices or significant or continued reductions or volatility in metal prices may have an adverse effect on the Company's business, including the amount of the Company's mineral reserves, the economic attractiveness of the Company's projects, the Company's ability to obtain financing and develop projects, the amount of the Company's revenues or profit or loss and the value of the Company's assets.  An impairment in the value of the Company's assets would require such assets to be written down to their estimated net recoverable amount.

Annual Information Form for the year ended August 31, 2024	113

PLATINUM GROUP METALS LTD.

The Company may become subject to the requirements of the Investment Company Act, which would limit or alter the Company's business operations and may require the Company to spend significant resources, or dissolve, to comply with such act.

The Investment Company Act generally defines an "investment company" to include, subject to certain exceptions, an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the issuer's unconsolidated assets, excluding cash items and securities issued by the U.S. federal government.  The Company believes that it is not an investment company and is not subject to the Investment Company Act.  However, future transactions that affect the Company's assets, operations and sources of income and loss may raise the risk that the Company could be deemed an investment company.

The Company has obtained no formal determination from the SEC as to its status under the Investment Company Act, but the Company may in the future determine that it is necessary or desirable to seek an exemptive order from the SEC that it is not deemed to be an investment company.  There can be no assurance that the SEC would agree with the Company that it is not an investment company, and the SEC may make a contrary determination with respect to the Company's status as an investment company.  If an SEC exemptive order were unavailable, the Company may be required to liquidate or dispose of certain assets, including its interests in Waterberg JV Co., or otherwise alter its business plans or activities.

If the Company is deemed to be an investment company, applicable restrictions could have a material adverse effect on the Company's business and the price of the Common Shares.  The Company would be required to register as an investment company under the Investment Company Act, pursuant to which the Company would incur significant registration and compliance costs, which is unlikely to be feasible for the Company.  In addition, a non-U.S. company such as the Company is not permitted to register under the Investment Company Act absent an order from the SEC, which may not be available.  If the Company were deemed to be an investment company and it failed to register under the Investment Company Act, it would be subject to significant legal restrictions, including being prohibited from engaging in the following activities, except where incidental to the Company's dissolution: offering or selling any security or any interest in a security; purchasing, redeeming, retiring or otherwise acquiring any security or any interest in a security; controlling an investment company that engages in any of these activities; engaging in any business in interstate commerce; or controlling any company that is engaged in any business in interstate commerce.  In addition, certain of the Company's contracts might not be enforceable and civil and criminal actions could be brought against the Company and related persons.  As a result of this risk, the Company may be required to significantly limit or alter its business plans or activities.

Additionally, the Company may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act.  Failure to avoid being deemed an investment company under the Investment Company Act coupled with the inability as a foreign private issuer to register under the Investment Company Act could make the Company unable to comply with its reporting obligations as a public company in the United States and lead to the Company being delisted from the NYSE American, which would have a material adverse effect on the liquidity and value of the Common Shares.

The failure of the Company or its joint venture partners to fund their pro-rata share of funds under the respective joint ventures may have a material adverse effect on the Company's business and results of operations.

Annual Information Form for the year ended August 31, 2024	114

PLATINUM GROUP METALS LTD.

Funding of the Waterberg Project costs is required to be provided by Waterberg JV Co. shareholders on a pro rata basis.  The ability of the Company, and the ability and willingness of the other Waterberg JV Co. shareholders, to satisfy required funding obligations is uncertain.

The Company's only material mineral property is the Waterberg Project.  The Company agreed in the Mnombo shareholders' agreement to fund Mnombo's pro rata share of costs for the original Waterberg Joint Venture Project area through the completion of the Waterberg DFS.  Subsequent to the completion of the Waterberg DFS, Mnombo was responsible to fund its proportionate share of costs for the Waterberg Extension Project area.  To date, such amounts have been funded through loans made by the Company to Mnombo.  The ability of Mnombo to repay the Company for advances and accrued interest as at August 31, 2024, of approximately R202 million (approximately $11.37 million as at August 31, 2024) or to fund future investment in the Waterberg Project is uncertain.  If the Company fails to fund Mnombo's future capital obligations for the Waterberg Project, Mnombo may be required to obtain funding from alternative sources, which may not be available on favorable terms, or at all.  If Mnombo is unable to fund its share of such work, this may delay project expenditures and may result in dilution of Mnombo's interest in the Waterberg Project and require the sale of the diluted interests to another BEE entity.

On December 12, 2023, Implats advised that in the current operating environment and following their own restrictions to capital allocation across their portfolio, Implats could not fund their pro rata share of currently approved Waterberg budgets.  As a result, Implats' interest in Waterberg JV Co. has diluted to approximately 14.86% to November 13, 2024, with the Company acquiring Implats diluted share by electing to fund Implats' share of approved cash calls.  Implats has stated that it will consider the funding of subsequent cash calls as future circumstances allow.  Because the development of the Company's projects depends on the ability to finance further operations, any inability of the Company or any inability or unwillingness of one or more of the other shareholders of Waterberg JV Co. or Mnombo to fund their respective funding obligations and cash calls in the future could require the other parties, including the Company, to increase their respective funding of the project. In this event, such parties may be unwilling or unable to do so on a timely and commercially reasonable basis, or at all.  The occurrence of the foregoing, the failure of any shareholder, including the Company, to increase their funding as required to cover any shortfall, as well as any dilution of its interests in the Company's ventures as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company's business and results of operations.

Any disputes or disagreements with the Company's joint venture partners could materially and adversely affect the Company's business.

The Company participates in corporatized joint ventures and may enter into other joint ventures and similar arrangements in the future.  PTM RSA is a party to the Waterberg Shareholders Agreement with joint venture partners Implats, JOGMEC, Mnombo, HJM and Hanwa.  PTM RSA is also a 49.90% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by the Mnombo shareholders' agreement.  Any dispute or disagreement with another shareholder or joint venture partner, any change in the identity, management or strategic direction of another shareholder or joint venture partner, or any disagreement among the Mnombo shareholders, including with respect to Mnombo's role in the Waterberg Project, could materially adversely affect the Company's business and results of operations.  If a dispute arises between the Company and another shareholder or joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute.  This could materially and adversely affect the Company's business and results of operations.

Annual Information Form for the year ended August 31, 2024	115

PLATINUM GROUP METALS LTD.

If the Company is unable to attract and retain key members of management, the Company's business might be harmed.

The Company's development to date has depended, and in the future, will continue to depend, on the efforts of its senior management including Frank R. Hallam, a director and President and Chief Executive Officer of the Company, Gregory Blair, Chief Financial Officer and Kris Begic, VP Corporate Development of the Company.  The Company's future success may also depend on its ability to attract and retain new qualified executives.  The Company currently does not, and does not intend to, have key person insurance for its existing senior management.  Departures by members of senior management could have a negative impact on the Company's business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all.  The loss of any member of the senior management team or the inability to attract new qualified executives could impair the Company's ability to execute its business plan and could therefore have a material adverse effect on the Company's business, results of operations and financial condition.

If the Company is unable to procure the services of skilled and experienced personnel, the Company's business might be harmed.

There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain HDPs, as defined respectively by the MPRDA and the BEE Act, and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and the Mining Charter 2018.  If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer, and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company's officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company's officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties.  Frank R. Hallam, a director and President and Chief Executive Officer of the Company, is also director, Chief Financial Officer and Corporate Secretary of WVM, a public company with mineral exploration properties in Nevada.  John A. Copelyn, a director of the Company, is Chief Executive Officer of HCI, a significant shareholder of the Company and the holder of a diverse group of investments including hotel and leisure, interactive gaming, media and broadcasting, transport, mining, oil & gas, clothing and properties, and also non-executive Chairman and director of E Media Holdings Limited, Southern Sun Limited, Tsogo Sun Limited, Deneb Investments Ltd., Montauk Renewables, Inc., and Africa Energy Corp.,  Diana Walters, non-executive Chairman and a director of the Company, was formerly an executive officer of Liberty Metals & Mining, LLC and is a director of Atmos Energy Corporation and Trilogy Metals Inc.  Stuart Harshaw, a director of the Company, is also director, president and CEO of Nickel Creek Platinum Corp. and a director of International Tower Hill Mines Ltd.  Mpho Makwana, a director of the Company is also a director of Invicta Holdings Limited and was chairman of ESKOM until October 30, 2023.

Such associations may give rise to conflicts of interest from time to time.  As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company's financial position.  The Company's directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a subject involving a conflict of interest arises at a meeting of the Board, any director in a conflict must disclose his interest and abstain from voting on such matter.

Annual Information Form for the year ended August 31, 2024	116

PLATINUM GROUP METALS LTD.

The Company is currently subject to litigation and may become subject to additional litigation and other legal proceedings that may adversely affect the Company's financial condition and results of operations.

All companies may become subject to legal claims, with and without merit.  The Company's operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation.

On September 20, 2018, the Company reported that Africa Wide, formerly the holder of a 17.1% interest in Maseve, had instituted legal proceedings in South Africa against the Company's wholly owned subsidiary, PTM RSA, RBPlat and Maseve seeking to set aside the completed Maseve Sale Transaction.  To date all claims and applications by Africa Wide have been dismissed by the South African High Court and the South African Supreme Court of Appeal.  See "Item 12.1 Legal Proceedings - Africa Wide Litigation" below.

On and following March 5, 2021, three notices of appeal were filed by individual appellants against the January 28, 2021, granting of the Waterberg Mining Right.  Waterberg JV Co. filed formal rebuttals to each action and on October 13, 2022, the Minister ruled to dismiss all such appeals.

On May 7, 2021, an opposition group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the DFFE to refuse condonation for the late filing of that group's appeal against the grant of an EA for the Waterberg Mine in November 2020.  The attorneys acting for Waterberg JV Co. filed a notice to oppose the application and required the group's legal counsel to file proof of the mandate to represent the appellant group.  Since filing their review application, the appellants have done nothing to progress their action and their legal counsel has not filed a proof of mandate.

On July 30, 2021, a group located near planned surface infrastructure filed an urgent interdict application.  Waterberg JV Co. promptly filed an answering affidavit denying urgency and arguing that the application was without merit.  The applicants did not respond and were obliged to remove their application from the urgent court roll.  Host community Ketting applied to join as an interested party to the application and another host community submitted a confirmatory affidavit, both communities being in support of the Waterberg Mine.  In July 2022, Waterberg JV Co. filed a Notice of Set Down with the High Court in Limpopo and a hearing to rule on the interdict application occurred on May 22, 2023, at which hearing the court dismissed the urgent interdict application and ordered the applicants to pay costs to the defendants.

On October 13, 2022, the Minister ruled to dismiss all appeals to the grant of the Waterberg Mining Right filed with the DMR.  In his ruling the Minister provided the regulatory reasons why each appeal was denied and also confirmed the DMR's assessment that Waterberg JV Co. has complied with BEE requirements and social and labour plan community consultation processes.

On March 7, 2024, a group claiming to be the rightful leadership of two host communities filed an application in the High Court seeking to set aside the January 28, 2021, grant of the Waterberg Mining Right by the DMR.  Many of the applicants participated in the earlier unsuccessful appeals and court actions described above.  The applicants have requested condonation for the late filing of this appeal, claim informal rights to two farms overlaying a portion of the Waterberg Mining Right area, object to the grant of the Waterberg Mining Right, and object to the DMR dismissing their appeals on or about October 13, 2022.  The two farms in question are not expected to host any significant mine infrastructure.  Attorneys acting on behalf of Waterberg JV Co. have filed a notice of opposition and will prepare and file an answering affidavit in due course.

Annual Information Form for the year ended August 31, 2024	117

PLATINUM GROUP METALS LTD.

The Company believes that all requirements specified under NEMA, the MPRDA and other applicable legislation have been complied with and that the DFFE correctly approved and the DMR correctly issued the EA.  The Company also believes that the leadership and majority of residents in the host communities support the Waterberg Project.

The outcome of litigation and other legal proceedings that the Company may be involved in the future, particularly regulatory actions, is difficult to assess or quantify.  Plaintiffs may seek recovery of very large or indeterminate amounts, or equitable remedies such as setting aside the Maseve Sale Transaction, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time.  Appellants may seek the reversal of granted permits, resulting in significant delays and uncertainties.  Defense and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company's management and could force the Company to pay substantial legal fees.  There can be no assurance that the resolution of any particular legal proceeding will not have an adverse effect on the Company's financial position and results of operations.

An actual or alleged breach or breaches in governance processes or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and may damage the Company's reputation.

The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business.  The Company's Code of Conduct, among other governance and compliance processes, and employee training, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal and regulatory requirements.  The Company is particularly exposed to the potential for corruption and bribery owing to the financial scale of the mining business in South Africa.  In March 2014, the OECD released its Phase 3 Report on Implementing the OECD Anti-Bribery Convention in South Africa, criticizing South Africa for failing to enforce the anti-bribery convention to which it has been a signatory since 2007.  The absence of enforcement of corporate liability for foreign bribery coincides with recent growth in corporate activity in South Africa's economic environment.  Allegations of bribery, improper personal influence or officials holding simultaneous business interests have been linked in recent years to the highest levels of the South African government.  To the extent that the Company suffers from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation, it may lead to regulatory and civil fines, litigation, public and private censure and loss of operating licenses or permits and may damage the Company's reputation.  The occurrence of any of these events could have an adverse effect on the Company's business, financial condition and results of operations.

Information Systems and Cyber Security.

The Company's operations depend on IT systems.  These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber‐ attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft.  The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre‐emptive expenses to mitigate the risks of failures.  Any of these and other events could result in information system failures, delays and/or increase in capital expenses.  The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Annual Information Form for the year ended August 31, 2024	118

PLATINUM GROUP METALS LTD.

Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future.  The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats.  As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.  As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Pandemic and Public Health Crises.

Pandemics and public health crises may affect the geographies where our operations are located and those where PGMs are marketed and consumed, thereby having an adverse impact on our business, including the following:

• Travel restrictions in connection with pandemics and public health crises may negatively impact our employees' ability to travel as required to complete their duties to the Company;

• Political and economic factors may be negatively affected by pandemics and public health crises, which may in term negatively impact the Company's business; and

• Global market conditions caused by pandemics and public health crises may affect the rate of consumer spending, which could adversely affect the market price and outlook for PGMs, resulting in a negative affect to our overall financial performance.

To date, our operations have not been negatively affected in a material way by pandemics and public health crises, including the COVID-19 Pandemic.  However, there is no assurance that this will remain true in the future and the Company's business and financial position may be negatively affected by a range of external factors related to pandemics and public health crises that are not within our control.

The ultimate extent to which a pandemic and public health crisis the pandemic impacts our business, liquidity, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted at this time, including the delivery and effectiveness of vaccines, future mutations of viruses and any resulting impact on the effectiveness of vaccines, the duration and extent of the pandemic and waves of infection, travel restrictions and social distancing, the duration and extent of business closures and business disruptions and the effectiveness of actions taken to contain, treat and prevent the disease. If we are not able to respond to and manage the impact of such events effectively, our business or the price of our equity shares may be adversely impacted.

Annual Information Form for the year ended August 31, 2024	119

PLATINUM GROUP METALS LTD.

To the extent that a pandemic or public health crisis adversely affects the Company's business and financial results as discussed above, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

Risks Related to the Mining Industry

Mining is inherently dangerous and is subject to conditions or events beyond the Company's control, which could have a material adverse effect on the Company's business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, extreme weather and climate events, cave-ins and mechanical equipment failure are inherent risks in the Company's mining operations.  These and other hazards may cause injuries or death to employees, contractors or other persons at the Company's mineral properties, severe damage to and destruction of the Company's property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company's exploration and development activities and any future production activities.  Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all.  Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company's operations.  To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation.  Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the cessation of certain of the Company's mining operations.  If claims, lawsuits, governmental investigations or proceedings, including section 54 stoppage notices issued under the MHSA, are resolved against the Company, the Company's financial performance, financial position and results of operations could be materially adversely affected.

The Company's prospecting and mining rights are subject to title risks.

The Company's prospecting right, property under application and the Waterberg Mining Right may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects.  Although Waterberg JV Co. had the exclusive right to apply for and be granted the mining right in regard to the Waterberg Project by reason of its prior holding of the prospecting rights over the project area, a successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.  This could result in the Company not being compensated for its prior expenditures relating to the property.  Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained.  These or other defects could adversely affect the Company's title to its properties or delay or increase the cost of the development of such prospecting right, property under application and Waterberg Mining Right.

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PLATINUM GROUP METALS LTD.

The Company is subject to significant governmental regulation.

The Company's operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

  environmental protection and land use;

  management and use of hazardous and toxic substances and explosives;

  management of tailings and other waste generated by the Company's operations;

  management of natural resources;

  exploration, development of mines, production and post-closure reclamation;

  exports and, in South Africa, potential local beneficiation quotas;

  price and foreign exchange controls;

  taxation;

  regulations concerning business dealings with local communities;

  labour standards, BEE laws and regulations and occupational health and safety, including mine safety; and

  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, installation of additional equipment, remedial actions or recovery of costs if the authorities attend to remediation of any environmental pollution or degradation, any of which could result in the Company incurring significant expenditures. Environmental non-profit organizations have become particularly vigilant in South Africa and focus on the mining sector.  Several such organizations have recently instituted actions against mining companies.  The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, CAPEX, restrictions on or suspensions of the Company's operations and delays in the development of the Company's properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted.  A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities.  Certain equipment may not be immediately available or may require long lead time orders.  A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company's operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure.  Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs.  At the Waterberg Project, additional infrastructure will be required prior to commencement of mining.  The establishment and maintenance of infrastructure, and services are subject to a number of risks, including risks related to the availability of equipment and materials, inflation, cost overruns and delays, political opposition and reliance upon third parties, many of which are outside the Company's control.  The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development or ongoing operation of the Company's projects.

Annual Information Form for the year ended August 31, 2024	121

PLATINUM GROUP METALS LTD.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining.  The Company has not secured any surface rights at the Waterberg Project other than those access rights legislated by the MPRDA.  If a decision is made to develop the Waterberg Project, the Company will need to secure such rights.  No assurances can be provided that the Company will be able to secure required surface rights on favorable terms, or at all.  Any failure by the Company to secure surface rights could prevent or delay development of the Company's projects.

The Company's operations are subject to environmental laws and regulations that may increase the Company's costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility and potential liability for companies and their officers, directors, employees and, potentially, shareholders.  Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities.  There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties which are unknown at present, and which have been caused by previous or existing owners or operators for which the Company could be held liable.  Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.  In particular, the Company's operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment.  Such laws are continually changing and, in general, are becoming more onerous.  See "Item 5.4 South African Regulatory Framework - Environment" above.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in CAPEX or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.  Environmental hazards may exist on the Company's properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally.  These hazards, as well as any pollution caused by the Company's mining activities, may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company's financial performance.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases.  Much of the Company's competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, and that may have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses.  The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties.  Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.  The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company's current and anticipated future operations, including further exploration, development activities and commencement of commercial production on the Company's properties, require permits from various national, provincial, territorial and local governmental authorities in the countries in which the Company's properties are located.  Compliance with the applicable mineral, health and safety, environmental legislation, approvals, licences and permits and land use consents, among others, is required on an ongoing basis, and the requirements under such legislation, approvals, licences and permits and consents are evolving rapidly and imposing additional requirements.  The Waterberg Project prospecting right and the Waterberg Mining Right issued by the DMR are also subject to land use consents and compliance with applicable legislation on an ongoing basis.

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PLATINUM GROUP METALS LTD.

In addition, the duration and success of efforts to obtain, amend and renew approvals, licences and permits are contingent upon many variables not within the Company's control.  Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies.  Backlog within the permitting agencies, particularly given the COVID-19 Pandemic, could also affect the permitting timeline of the Company's various projects.  Other factors that could affect the permitting timeline include the number of other large-scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project.  As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all the Company's projects.  To the extent such approvals, licences and permits are required and not obtained or are suspended pending administrative appeals and reviews by objecting stakeholders, or are subsequently withdrawn or revoked, the Company may be curtailed or prohibited from proceeding with planned exploration, development or operation of the Company's projects, which could have a material adverse effect on the Company's business, financial condition or results of operations.

As a participant in the mining industry, the Company may face opposition from local and international groups, and/or the media.

There is an increasing level of public awareness relating to the effects of exploration, development and mining production activities on their surroundings, communities and the environment. Certain non-governmental organizations, public interest groups, reporting organizations ("NGOs"), and even persons seeking undue project benefits under the guise of environmental concerns, can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed mining related activities, which have resulted in disruption and delays to the relevant operation. Despite the Company's commitment to on-going engagement with communities and stakeholders, and to operate in a socially responsible manner, no assurances can be provided that increased stakeholder expectations will not result in interest from these NGOs, persons seeking undue project benefits, or local community organizations. This could lead to direct adverse publicity and/or disruption of the operations of the Company in respect of its projects, regardless of its successful compliance with social and environmental best practices. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates, which could have a material adverse effect on the Company's business, financial condition or results of operations.

Annual Information Form for the year ended August 31, 2024	123

PLATINUM GROUP METALS LTD.

Risks of Doing Business in South Africa

Any adverse decision in respect of the Company's mineral rights and projects in South Africa under the MPRDA could materially affect the Company's projects in South Africa.

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa.  All prospecting and mining licenses and claims granted in terms of any prior legislation became known as the "old order rights".  All prospecting and mining rights granted in terms of the MPRDA are "new order rights".  The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the MPRDA may adversely affect title to the Company's mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

A wide range of factors and principles must be taken into account by the Minister when considering applications for new order rights.  These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation, whether the applicant holds an EA and, in the case of prospecting rights, considerations relating to fair competition.  Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDPs in the mining industry.  The Company's current prospecting right and the Waterberg Mining Right are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter 2018 may be subjective and is dependent upon the views of the DMR as to whether the Company is in compliance.  The Waterberg SLP, for instance, contains both quantitative and qualitative goals, targets and commitments relating to the Company's obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company's control.

The Minister has the discretion to cancel or suspend mining rights under Section 47(1) of the MPRDA as a consequence of the Company's non-compliance with the MPRDA, environmental legislation, the terms of its prospecting right or the terms of the Waterberg Mining Right.

The Section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended.  Pursuant to the terms of the provisions of section 6(2)(e)(iii) of the PAJA read with section 6 of the MPRDA, the Minister can direct the Company to take remedial measures.  If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken.  The Minister must then properly consider the Company's further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right.  Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under section 33(1) of the Constitution.

Failure by the Company to meet its obligations in relation to the MPRDA, its prospecting right or the Waterberg Mining Right could lead to the suspension or cancellation of such rights and the suspension of the Company's other rights, which would have a material adverse effect on the Company's business, financial condition and results of operations.

The failure to maintain or increase equity participation by HDPs in the Company's prospecting and mining operations could adversely affect the Company's ability to maintain its prospecting and mining rights.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of HDPs, including the MPRDA, the BEE Act and the Mining Charter 2018.  To ensure that socioeconomic strategies are implemented, the MPRDA provides for the Mining Codes which specify empowerment targets consistent with the objectives of the Mining Charter 2018.  The Mining Charter 2018 Scorecard requires the mining industry's commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation.  For ownership by BEE groups in mining enterprises, the previous Mining Charter 2010 set a 26% target by December 31, 2014.

The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDP ownership.  The MPRDA and Mining Charter 2018 contain provisions relating to the economic empowerment of HDPs.  One of the requirements which must be met before the DMR will issue a prospecting right or mining right is that an applicant must facilitate equity participation by HDPs in the prospecting and mining operations which result from the granting of the relevant rights.

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PLATINUM GROUP METALS LTD.

The Company has sought to satisfy the foregoing requirements by partnering, at Waterberg JV Co. level, with Mnombo demonstrating 26% HDP ownership in respect to the Waterberg Mining Right and for the prospecting right.

The Company is satisfied that Mnombo is majority-owned by HDPs.  The contractual arrangements between Mnombo, the Company and the HDPs require the HDPs to maintain a minimum level of HDP ownership in Mnombo of more than 50%.  However, if at any time Mnombo becomes a company that is not majority owned by HDPs, the ownership structure relating to the Waterberg Mining Right, the prospecting right and applications over the Waterberg Project may be deemed not to satisfy HDP requirements.

On September 27, 2018, the Minister announced the implementation, with immediate effect, of Mining Charter 2018.

Mining Charter 2018 sets out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised BEE ownership shareholding requirements for mining rights holders.  The Mining Charter 2018 no longer applies to prospecting rights.  Mining Charter 2018 provides revised ownership structures for mining rights holders.  The application of the revised ownership structures depends on whether the holder of the mining right was granted the mining right after September 27, 2018, had an application for a mining right accepted before September 27, 2018, or had an existing mining right that was granted prior to September 27, 2018.  Holders of existing mining rights who achieved a minimum of 26% BEE shareholding, or who achieved a 26% BEE shareholding but whose BEE shareholders exited prior to September 27, 2018, are recognised as BEE ownership compliant for the duration of the mining rights and any period of renewal thereof.  New mining rights holders will be required to have a minimum of 30% BEE shareholding (which includes African, Coloured and Indian persons who are citizens of the Republic of South Africa or who became citizens of the Republic of South Africa by naturalisation before April 27, 1994, or a juristic person managed and controlled by such persons) (a 4% increase from the previously required 26% under the Mining Charter 2010), which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right.  Applicants for mining rights whose applications had been filed and accepted before September 27, 2018 (as is the position with Waterberg JV Co.), will have a period of five years from the effective date of the right within which to increase their BEE shareholding to 30%.

The BEE ownership element of 30% BEE shareholding is ring fenced and requires 100% compliance at all times, other than as set out in Mining Charter 2010.

Prior to the Minerals Council Judgment (see above), the Mining Charter 2018 referred to the Stipulated Distribution as the required 30% BEE shareholding for new mining rights.

The carried interest of 5% to each of the community and the employees, as noted in the Stipulated Distribution, had to be issued to them at no cost and free of encumbrance.  It stated that the costs to the right holder of such issue can be recovered from the development of the mineral asset.

Whether such 30% will be required to reflect the Stipulated Distribution to employees, communities and black entrepreneurs is not clear.  The Company holds an opinion from senior counsel advising that such distribution is not required, but such opinion is not a guarantee.  The Minerals Council Judgment struck out the Stipulated Distribution but there is no guarantee that the Stipulated Distribution may not be reintroduced through amendments to the MPRDA.

Annual Information Form for the year ended August 31, 2024	125

PLATINUM GROUP METALS LTD.

On March 27, 2019, the Minerals Council South Africa announced that it had launched review proceedings against the Minister to set aside certain provisions of Mining Charter 2018.  Essentially the review concerned a requirement in the Mining Charter 2018 that mining firms re-empower themselves in order to renew mining licenses or transfer mining rights, contrary to the so-called 'once empowered, always empowered' principle.  Judgment in favour of the Minerals Council South Africa was handed down on September 21, 2021.  The court confirmed the 'once empowered, always empowered' principle, struck out the Stipulated Distribution, confirmed that the Mining Charter 2018 was a policy document and not subordinate legislation and held that a breach of the Mining Charter 2018, of itself, could not result in cancellation of a mining right.  The Minerals Council Judgment also struck out various provisions of the Mining Charter 2018, including the Stipulated Distribution.  The Minister indicated that the revisions made to the Mining Charter 2018 by the Minerals Council Judgment may be reversed through amendments to the MPRDA.

A holder can claim an ownership offset credit for beneficiation on the basis of a DMR approved "beneficiation equity equivalent plan". However, the baselines for beneficiation are still required to be determined by the Minister.

The Waterberg Shareholders Agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more BEE partners at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co.  In certain circumstances, Mnombo may be diluted with equity transferred or issued to different BEE shareholders.

An additional tax is also being raised for Human Resource Development.  A right holder will be required to pay 5% of the "leviable amount", being the levy payable under the South African Skills Development Act, No. 97 of 1998, (excluding the mandatory statutory skills levy) towards essential skills development activities such as science, technology, engineering, mathematics skills as well as artisans, internships, apprentices, bursaries, literacy and numeracy skills for employees and non-employees (community members), graduate training programs, research and development of solutions in exploration, mining, processing, technology efficiency (energy and water use in mining), beneficiation as well as environmental conservation and rehabilitation.

In regard to employment equity, the Mining Charter 2018 sets minimum levels for the participation of HDPs on all levels of company management.

Compliance with a mining right holder's mine community development obligations, principally in terms of its approved social and labour plan, is a ring-fenced element of Mining Charter 2018 which requires 100% annual compliance for the duration of the mining right.

Subject to conditions contained in the prospecting right and the Waterberg Mining Right, the Company may be required to obtain approval from the DMR prior to undergoing any change in its empowerment status under Mining Charter 2018.  In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of Mining Charter 2018 and other BEE legislation, including failure to retain the requisite level of HDP ownership, the Company may face possible suspension or cancellation of its rights under a process governed by section 47 of the MPRDA.

In addition, Mining Charter 2018 requires that its provisions be implemented in accordance with Implementation Guidelines, published on December 19, 2018.  This creates greater uncertainty in measuring the Company's progress towards, and compliance with, its commitments under Mining Charter 2018 and other BEE legislation.

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PLATINUM GROUP METALS LTD.

The Company is obliged to report on its compliance with the Mining Charter, including its percentage of HDP shareholding, to the DMR on an annual basis.

When the Company is required to increase the percentage of HDP ownership in any of its operating companies or projects, the Company's interests may be diluted.  In addition, it is possible that any such transactions or plans may need to be executed at a discount to the proper economic value of the Company's operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration, which may be on non-commercial terms.

Currently, the South African Department of Trade, Industry and Competition is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the Generic BEE Codes, while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMR).  The BEE Amendment Act came into operation on October 24, 2014. Among other matters, the BEE Amendment Act amends the BEE Act to make the BEE Act the overriding legislation in South Africa with regard to BEE requirements the Trumping Provision and will require all governmental bodies to apply the Generic BEE Codes or other relevant code of good practice when procuring goods and services or issuing licenses or other authorizations under any other laws and penalize fronting or misrepresentation of BEE information.  The Trumping Provision came into effect on October 24, 2015.  On October 30, 2015, the South African Minister of Trade, Industry and Competition exempted the DMR from applying the Trumping Provision for a period of twelve months on the basis that the alignment of the Mining Charter 2018 with the BEE Act and the Generic BEE Codes was an ongoing process.  The Mining Charter 2018 purports to be aligned with the Generic BEE Codes.  Exemption from the Trumping Provision expired on October 31, 2016, and no new application for exemption was made.  Generally speaking, the amended Generic BEE Codes will make BEE-compliance more onerous to achieve.  The DMR and industry bodies are aware of the implications of the Trumping Provision.  Notwithstanding that there has been no further extension of the exemption in respect of the Trumping Provision, to date, the DMR continues to apply the provisions of Mining Charter 2010 and Mining Charter 2018, as applicable, and not the Generic BEE Codes.  See "Item 5.4 South African Regulatory Framework - Black Economic Empowerment in the South African Mining Industry" and "The Mining Charter" above.

The Generic BEE Codes and Mining Charter 2018 require Mnombo to be 51% held and controlled by HDPs to qualify it as a “black-controlled company” or a “BEE Entrepreneur”. Mnombo is currently 50.1% directly held and controlled by HDPs. However, the flow through and modified flow through principles are applicable to the calculation of indirectly held HDP interests. Given that Deepkloof Limited, wholly owned by HCI, itself directly held and controlled by HDPs, holds more than 26% of the issued and outstanding Common Shares in the Company, Mnombo is presently regarded as compliant and is majority owned and controlled by HDPs. See “Item 5.4 South African Regulatory Framework –The Mining Charter” above.

If the Company is unable to achieve or maintain its empowered status under the Mining Charter 2018 or comply with any other BEE regulations or policies, it may not be able to maintain its existing prospecting right and Waterberg Mining Right and/or acquire any new rights and therefore would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company's business, financial condition and results of operations.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company's operations and profits.

The Company has ownership interests in a significant project in South Africa.  As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. Downgrades, and potential further downgrades, to South Africa's sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian or U.S. Dollar.  South Africa was transformed into a democracy in 1994.  The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company's South African business.  In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people.  Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity.  The Company also faces a number of risks from deliberate, malicious or criminal acts relating to these inequalities, including theft, fraud, bribery and corruption.

Annual Information Form for the year ended August 31, 2024	127

PLATINUM GROUP METALS LTD.

The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation.  Although wholesale nationalization was rejected by the ruling party, the ANC, leading into the 2014 national elections, a resolution adopted by the ANC on nationalization calls for state intervention in the economy, including "state ownership".  A wide range of stakeholders have proposed ways in which the State could extract greater economic value from the South African mining industry.  A call for resource nationalization has also been made by a political party formed in 2013, the Economic Freedom Fighters, under the leadership of Julius Malema and by the uMkhonto we Sizwe Party, a newly found political party under the leadership of Jacob Zuma.

Following general elections on May 29, 2024, the ANC lost the outright parliamentary majority it held since South Africa's first democratic election in 1994.  This resulted in the ANC having to form a GNU, principally with South Africa's second largest political party, the more moderate Democratic Alliance.  The GNU now comprises 10 political parties, controlling approximately 70% of the total seats in the National Assembly.  The uMkhonto we Sizwe Party became the official opposition.  The political direction that the GNU will take on economic, land reform, health and taxation matters is uncertain, as is the cohesion of the GNU itself.

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which the government will attempt to address the country's inequalities.  Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company's business.  Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa.  Such factors may have a negative impact on the Company's ability to own, operate and manage its South African mining projects.

Labour disruptions and increased labour costs could have an adverse effect on the Company's results of operations and financial condition.

Although the Company's employees are not unionized at this time, trade unions could have a significant impact on the Company's labour relations, as well as on social and political reforms.  There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company's operations, particularly where the labour force is unionized.  Labour disruptions may be used to advocate labour, political or social goals in the future.  For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts.  Disruptions in the Company's business due to strikes or further developments in South African labour laws may increase the Company's costs or alter its relationship with its employees and trade unions, which may have an adverse effect on the Company's financial condition and operations.  South Africa has recently experienced widespread illegal strikes and violence.

Annual Information Form for the year ended August 31, 2024	128

PLATINUM GROUP METALS LTD.

Changes in South African State royalties where many of the Company's mineral reserves are located could have an adverse effect on the Company's results of operations and its financial condition.

The Royalty Act effectively came into operation on May 1, 2009.  The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year.  The royalty rate is calculated based on the profitability of the mine (earnings before interest and taxes) and varies depending on whether the mineral is transferred in refined or unrefined form.  For mineral resources transferred in unrefined form, the minimum royalty rate is 0.5% of gross sales and the maximum royalty rate is 7% of gross sales.  For mineral resources transferred in refined form, the minimum royalty rate is 0.5% of gross sales and the maximum royalty rate is 5% of gross sales.  The royalty will be a tax-deductible expense.  The royalty becomes payable when the mineral resource is "transferred," which refers to the disposal of a mineral resource, the export of a mineral resource or the consumption, theft, destruction or loss of a mineral resource.  The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right.  The holder of a mining right may withdraw from such agreement at any time.

The Waterberg DFS Update made certain assumptions related to the expected royalty rates under the Royalty Act.  If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company's projects in South Africa, as well as on the Company's prospects, financial condition and results of operations.

Interruptions, shortages or cuts in the supply of electricity or water could lead to disruptions in production and a reduction in the Company's operating capacity.

The Company procures all of the electricity necessary for its operations from ESKOM, and no significant alternative sources of supply are available to it.  ESKOM has suffered from prolonged underinvestment in new generating capacity which, combined with increased demand, led to a period of electricity shortages.  ESKOM has now established sufficient capacity to meet South Africa's current requirements, but aging infrastructure has led to systematic black-outs of different areas at varying times, referred to by ESKOM as load-shedding, in order to reduce pressure on the electricity grid.  Since 2008, ESKOM has invested heavily in new base load power generation capacity.  Its principal new projects, a power station known as Medupi and a power station known as Kusile, have been subject to delays.  The last Medupi unit has been commissioned and in July 2021, ESKOM announced Medupi had achieved commercial operation status.  Five Kusile operating units have been connected to the national power grid and it is anticipated that the remaining unit will be completed in the 2024 fiscal year.  ESKOM is heavily dependent on coal to fuel its electricity plants.  Accordingly, if coal mining companies experience labour unrest or disruptions to production (which have occurred historically in South Africa, including a coal strike by approximately 30,000 National Union of Mineworkers members which lasted for approximately one week in October 2015), or if heavy rains, particularly during the summer months in South Africa, adversely impact coal production or coal supplies, ESKOM may have difficulty supplying sufficient electricity supply to the Company.

The Company is dependent on the availability of water in its areas of operations.  Shifting rainfall patterns and increasing demands on the existing water supply have caused water shortages in the Company's areas of operations meaning that the Company may not be able to secure sufficient sources and quantities of water. This risk could be exacerbated by the impacts of climate change. Raw water for the Waterberg Project will, inter alia, be sourced from local boreholes through a water collection pipeline network. The Company will need to secure access rights to the boreholes, develop the infrastructure to transport the water to the Waterberg Project and store it, and obtain necessary government and regulatory permits before water may be used for mining purposes.

Annual Information Form for the year ended August 31, 2024	129

PLATINUM GROUP METALS LTD.

If electricity or water supplies are insufficient or unreliable, the Company may be unable to operate as anticipated, which may disrupt production and reduce revenues.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company's business, financial condition and results of operations.

The Company's subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, Valued Added Tax, state royalties, various forms of duties, dividend withholding tax and interest withholding tax.  The tax regime in South Africa is subject to change. After having published a number of papers on the introduction of a carbon tax, the South African government released the Carbon Bill published in December 2017, together with an Explanatory Memorandum in respect of the Carbon Bill.

On May 26, 2019, the Carbon Bill was signed into law as the Carbon Tax Act, resulting in a carbon tax being implemented on June 1, 2019.  See "Item 5.4 South African Regulatory Framework - Carbon Tax/Climate Change Policies".

It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

Community relations may affect the Company's business.

Maintaining community support through a positive relationship with the communities in which the Company operates is critical to continuing successful exploration and development.  As a business in the mining industry, the Company may come under pressure in the jurisdictions in which it explores or develops, to demonstrate that other stakeholders benefit and will continue to benefit from the Company's commercial activities.  The Company may face opposition with respect to its current and future development and exploration projects which could materially adversely affect its business, results of operations, financial condition and Common Share price, with communities seeking greater benefit from local mining operations.

Under the Mining Charter 2018, there is a greater focus on mine community development.  A right holder must meaningfully contribute towards mine community development in keeping with the principles of the social license to operate.  A right holder must develop a social and labour plan, in consultation with relevant municipalities, mine communities, traditional authorities and affected stakeholders, and identify developmental priorities, including employment opportunities of mine communities.  A failure to implement the commitments prescribed by these social and labour plans could place the Company at risk of affecting its compliance and thereby the Waterberg Mining Right, as well as give rise to social activism and an erosion of the social license to operate. The nature of these social and labour plans also places the Company at risk for having to step-in for service delivery where the State, provincial government or local municipalities have failed to adequately provide for the host communities.  The identified developmental priorities must be contained in the SLP.  See "Item 5.4 South African Regulatory Framework - The Mining Charter".

Long-term surface lease agreements over the host community farms where the Waterberg Project surface infrastructure will be placed, must be entered into. Consultations for the negotiation of these long-term surface lease agreements over the proposed mining surface infrastructure area are ongoing, but the rate of progress is slow as it takes long to arrange meetings with the communities to negotiate and approve the terms of the agreements. To assist the communities and ensure that the agreements are fair and reasonable, the Company pays for the communities' independent legal counsel. The process of negotiating the long-term surface lease agreements, if unsuccessful, could have a material adverse effect on the Company's business, financial condition, results of operations or prospects. Furthermore, disruptions from the communities and/or their refusal to consent to licence or permit applications required to be made to maintain the Waterberg Mining Right, could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Annual Information Form for the year ended August 31, 2024	130

PLATINUM GROUP METALS LTD.

Government imposed compulsory shutdowns or expense increases.

In South Africa, recent fatalities in the mining industry have caused the government to introduce compulsory shutdowns of operations to enable investigations into the causes of the accidents.  Should compliance with standards require a shutdown or material increase in future expenditure, it could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Inability to obtain a water use licence or develop infrastructure.

In addition, in South Africa, the NWA imposes a new regime on the use of water resources and requires a WUL for all water uses.  All mining operations require an integrated WUL for all new water uses and a detailed study of the water balance in the area must precede an application for a licence.  There is a risk that the Company will be unable to obtain a WUL for the Waterberg Project or that the Company may not be able to develop the infrastructure required to transport water subject to a WUL on an economically viable basis.

South African foreign exchange controls may limit repatriation of profits.

Since commencing business in South Africa, the Company has loaned or invested approximately CAD$910 million (net of repayments) as at August 31, 2024, into PTM RSA in South Africa.  The Company obtained approval from the SARB in advance for its investments into South Africa.  Although the Company is not aware of any law or regulation that would prevent the repatriation of funds it has loaned or invested into South Africa back to the Company in Canada, no assurance can be given that the Company will be able to repatriate funds back to Canada in a timely manner or without incurring tax payments or other costs when doing so, due to legal restrictions or tax requirements at local subsidiary levels or at the parent company level, which costs could be material.

South Africa's exchange control regulations restrict the export of capital from South Africa.  Although the Company is not itself subject to South African exchange control regulations, these regulations do restrict the ability of the Company's South African subsidiaries to raise and deploy capital outside the country, to borrow money in currencies other than the Rand and to hold foreign currency.  Exchange control regulations could make it difficult for the Company's South African subsidiaries to: (a) export capital from South Africa; (b) hold foreign currency or incur indebtedness denominated in foreign currencies without approval of the relevant South African exchange control authorities; (c) acquire an interest in a foreign venture without approval of the relevant South African exchange control authorities and compliance with certain investment criteria; and (d) repatriate to South Africa profits of foreign operations.  While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future.  There can be no assurance that restrictions on repatriation of earnings from South Africa will not be imposed on the Company in the future.

The Company's land in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

To the extent that the Company's operating subsidiaries acquire, or lease privately held land, such land could be subject to land restitution claims under the Restitution Act and the Restitution Amendment Act, which took effect on July 1, 2014.  Under the Restitution Act and the Restitution Amendment Act, any person who was dispossessed of rights in land in South Africa after June 19, 1913, as a result of past racially discriminatory laws or practices without payment of just and equitable compensation, and who (subject to the promulgation of further legislation) lodged a claim on or before June 30, 2019, is granted certain remedies.  A successful claimant may be granted either "Restoration" or equitable redress (which includes the granting of an appropriate alternative relief right in alternative state-owned land, or payment of compensation).  If Restoration is claimed, the Restitution Act requires the feasibility of such Restoration to be considered.  Restoration of land may only be given in circumstances where a claimant can use the land productively with the feasibility of Restoration dependent on the value of the property.

Annual Information Form for the year ended August 31, 2024	131

PLATINUM GROUP METALS LTD.

The Land Reform Minister may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties.  The Restitution Act also entitles the Land Reform Minister to acquire ownership of land by way of expropriation either for claimants who are entitled to restitution of land, or, in respect of land over which no claim has been lodged but the acquisition of which is directly related to or affected by such claim, will promote restitution of land to claimants or alternative relief.  Expropriation would be subject to provisions of legislation and the Constitution which provide, in general, for just and equitable compensation.

However, the ANC has declared its intention to proceed with an orderly process of land expropriation, potentially without compensation being paid to landowners.  The newly amended Expropriation Bill, 2024, sets parameters for the expropriation of land for public purposes or in the public interest and when this can be done with 'nil' compensation. Despite the large number of parties and organisations opposed to the Bill, the Bill was passed by the National Assembly and is awaiting signing by the President into law.  Opposition to the Bill is due to the fact that although expropriation is only permitted for "public purpose" and in the "public interest", as stipulated in section 25 of the Constitution, it may be possible for expropriation without compensation to be considered in specified instances.  Various political parties and other organizations have indicated that they intend to mount a constitutional challenge against the Bill. Furthermore, although the Constitution Eighteenth Amendment Bill, 2021, which aimed to amend section 25 of the Constitution in order to allow the State to expropriate land without compensation, failed to garner the requisite number of votes in the National Assembly, was not passed into law and has lapsed, the future form of this process remains unclear. Additionally, see "Item 5.4 South African Regulatory Framework - Land Claims" above.

There is no guarantee, however, that any of the Company's privately held land rights could not become subject to acquisition by the state without the Company's agreement, or that the Company would be adequately compensated for the loss of its land rights.  Any such claims could have a negative impact on the Company's South African projects and therefore an adverse effect on its business, operating results and financial condition.

Risks Relating to the Company's Common Shares

The Company has never paid dividends and does not expect to do so in the foreseeable future.

The Company has not paid any dividends since incorporation, and it has no plans to pay dividends in the foreseeable future.  The Company's directors will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time.  In addition, the Company's ability to declare and pay dividends may be affected by the South African government's exchange controls.  See "Item 5.4 South African Regulatory Framework - Exchange Control" above.

The Common Share price has been volatile in recent years.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Common Shares on the TSX fluctuated from a high of C$3.13 to a low of C$1.30 and on the NYSE American from a high of US$2.27 to a low of US$0.96 during the twelve month period ending November 26, 2024. There can be no assurance that continual fluctuations in price will not occur.

Annual Information Form for the year ended August 31, 2024	132

PLATINUM GROUP METALS LTD.

The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries.  The price of the Common Shares is also likely to be significantly affected by short term changes in precious metal prices, currency exchange fluctuations and the Company's financial condition or results of operations as reflected in its earnings reports.  Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares and other securities include the following:

  the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities;

  lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company;

  changes to South African laws and regulations might have a negative effect on the development prospects, timelines or relationships for the Company's material properties;

  the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and

  a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from an exchange, further reducing market liquidity.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

The Company may be unable to maintain compliance with NYSE American and TSX continued listing standards and the Common Shares may be delisted from the NYSE American and TSX equities markets, which would likely cause the liquidity and market price of the Common Shares to decline.

The Common Shares are currently listed on the NYSE American and the TSX.  The Company is subject to the continued listing criteria of the NYSE American and the TSX and such exchanges will consider suspending dealings in, or delisting, securities of an issuer that does not meet its continued listing standards.  In order to maintain the listings, the Company must maintain certain objective standards, such as share prices, shareholders' equity, market capitalization and, share distribution targets.  In addition to objective standards, the NYSE American may delist the securities of any issuer, among other reasons, if the issuer sells or disposes of principal operating assets, ceases to be an operating company or has discontinued a substantial portion of its operations or business for any reason or the NYSE American otherwise determines that the securities are unsuitable for continued trading.  The Company may not be able to satisfy these standards and remain listed on the NYSE American and the TSX.

Delisting of the Common Shares may result in a breach or default under certain of the Company's agreements.  See "Item 5.5 Risk Factors - Risks Relating to the Company" above.  A delisting of the Common Shares could also adversely affect the Company's reputation, the Company's ability to raise funds through the sale of equity or securities convertible into equity and the terms of any such fundraising, the liquidity and market price of the Common Shares and the ability of broker-dealers to purchase the Common Shares.

Annual Information Form for the year ended August 31, 2024	133

PLATINUM GROUP METALS LTD.

The exercise or settlement of outstanding Options, RSUs or warrants will result in dilution to the holders of Common Shares.

The issuance of Common Shares upon the exercise of the Company's outstanding Options and settlement of RSUs will result in dilution to the interests of shareholders and may reduce the trading price of the Common Shares.  Additional Options, RSUs and warrants to purchase Common Shares may be issued in the future.  Exercises of these securities, or even the potential of their exercise, may have an adverse effect on the trading price of the Common Shares.  The holders of Options or warrants are likely to exercise them at times when the market price of the Common Shares exceeds the exercise price of the securities and RSUs do not have a cash exercise price.  Accordingly, the issuance of Common Shares upon exercise of the stock options or warrants, or upon vesting of RSUs, will likely result in dilution of the equity represented by the then outstanding Common Shares held by other shareholders.  The holders of any issued and outstanding Options or warrants can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to the Company than the exercise terms provided by these Options and warrants.

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute investors' voting power and reduce the Company's earnings per share.

The Company may sell equity securities in offerings (including through the sale of debt securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions, future debt repayment or other projects.

For example, the Company completed private placements of Common Shares in December 2020, February 2022, and September 2023, completed the purchase and cancellation of convertible notes in February 2022, and completed at-the-market offerings of Common Shares in June 2022 and July 2024.

The Company cannot predict the number of Common Shares that will be issued in respect of future exercises of stock options or settlement of RSUs, or the size or terms of future issuances of equity securities or securities convertible into equity securities or the effect, if any, that future issuances and sales of the securities will have on the market price of the Common Shares.  Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to shareholders. Exercises or settlement of presently outstanding stock options and RSUs may also result in dilution to shareholders.

The Board has the authority to authorize certain offers and sales of the securities without the vote of, or prior notice to, shareholders.  Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue the securities to provide such capital.  Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price.

Sales of substantial amounts of securities, or the availability of the securities for sale, could adversely affect the prevailing market prices for the securities and dilute investors' earnings per share.  A decline in the market prices of the securities could impair the Company's ability to raise additional capital through the sale of additional securities should the Company desire to do so.

Annual Information Form for the year ended August 31, 2024	134

PLATINUM GROUP METALS LTD.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company, its directors and officers, and the experts named herein may be limited due to the fact that the Company is incorporated outside of the United States, a majority of such directors, officers, and experts reside outside of the United States and a substantial portion of the assets of the Company and said persons are located outside the United States.  There is uncertainty as to whether foreign courts would: (a) enforce judgments of United States courts obtained against the Company, its directors and officers or the experts named herein predicated upon the civil liability provisions of the United States federal securities laws; or (b) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires the securities of the Company.

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in the Tax Act.  Such shareholders should consult their tax advisors with respect to the consequences of acquiring the securities.

The Company may be a "passive foreign investment company" in its current and future tax years, which may have adverse U.S. federal income tax consequences for U.S. investors.

Potential investors in the Common Shares who are U.S. taxpayers should be aware that the Company may be classified as a "passive foreign investment company" or "PFIC" for its current tax year ending August 31, 2024, and may be a PFIC in future tax years.

If the Company is a PFIC for any tax year during a U.S. taxpayer's holding period of the Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called "excess distribution" received on the Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or excess distribution.  In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer.  Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF election under section 1295 of the Code or a Mark-to-Market Election under section 1296 of the Code.  Subject to certain limitations, such elections may be made with respect to shares of Common Shares.  A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF Election.  Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their Common Shares.  A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer's basis therein.  Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

Annual Information Form for the year ended August 31, 2024	135

PLATINUM GROUP METALS LTD.

The Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

Global financial conditions continue to be characterized by extreme volatility.  In recent years, global markets have been impacted by various events, including the credit crisis that began in 2008, the European debt crisis, the COVID-19 Pandemic, international conflicts and significant fluctuations in fuel and energy costs and metals prices.  Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks.  A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability.  Future economic shocks may be precipitated by a number of causes, including debt crises, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets, health crises and natural disasters.  Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all.  In such an event, the Company's operations and financial condition could be adversely impacted.

ITEM  6 DIVIDENDS AND DISTRIBUTIONS

The Company has not paid any dividends since incorporation, and it has no plans to pay dividends in the foreseeable future.  The Company's directors will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time.  In addition, the Company's ability to declare and pay dividends may be affected by the South African government's exchange controls.  See "Item 5.4 South African Regulatory Framework - Exchange Control".

ITEM  7 DESCRIPTION OF CAPITAL STRUCTURE

The Company's authorized share structure consists of an unlimited number of Common Shares without par value, of which 102,687,546 Common Shares, 790,927 RSUs and 3,656,520 Options were issued and outstanding as of November 27, 2024.  All of the issued Common Shares are fully paid.  The Company does not own any of its Common Shares.

Common Shares

All of the shares in the authorized share structure of the Company are of the same class, being the Common Shares and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding up its affairs after the Company have paid out its liabilities.  The issued Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights.  The shareholders of the Company are entitled to one vote for each Common Share on all matters to be voted on by the shareholders of the Company.  There are no provisions for redemption, purchase for cancellation, surrender or sinking funds, and there are no provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of shareholders of the Company may be altered only with the approval of the holders of 2/3 or more of the Common Shares voted at a meeting of the Company's shareholders called and held in accordance with the Articles and applicable law.

Annual Information Form for the year ended August 31, 2024	136

PLATINUM GROUP METALS LTD.

In February 2017, the Company adopted a Share Compensation Plan (as amended in February 2020 and reapproved in February 2023) to provide for the award of RSUs and grant of Options to the directors, executive officers, key employees and consultants of the Company and its subsidiaries.  The Share Compensation Plan is a 10% "rolling" plan pursuant to which the number of Common Shares which may be issuable pursuant to RSUs awarded and Options granted under the Share Compensation Plan, together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries, is a maximum of 10% of the issued and outstanding Common Shares at the time of the award or grant.  Additional information on the Share Compensation Plan and the issuance of RSUs and Options may be found on the 2024 Management Information Circular available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Restricted Share Units

The total number of RSUs that may be awarded under the Share Compensation Plan shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.  RSUs vest as to 33 1/3% on each of the 12, 24 and 36 month anniversary of the award date.  All vesting and issuances or payments, as applicable, in respect of a RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

The following table sets out the number of Common Shares issuable pursuant to outstanding RSUs as of the date hereof, along with the award date and expiry date of the RSUs.

Award Date	Expiry Date	No. of RSUs
December 15, 2021	December 15, 2024	63,929
October 3, 2022	December 15, 2025	172,299
October 2, 2023	December 15, 2026	297,099
October 1, 2024	December 15, 2027	257,600
	Total RSUs Awarded	790,927

Options

The total number of Common Shares that may be issuable on exercise of Options under the Share Compensation Plan shall not exceed 7.5% of the number of issued and outstanding Common Shares from time to time.  The following table sets out the number of Common Shares issuable pursuant to outstanding options as of the date hereof, along with the exercise price and expiry of the options.

Exercise Price per Option	Expiry Date	No. of Options
$1.81	December 2, 2024	12,000
$3.90	August 9, 2026	99,000
$3.40	September 10, 2026	42,000
$2.32	December 15, 2026	1,120,000
$2.52	February 28, 2027	21,000
$2.37	October 3, 2027	1,113,000
$2.28	May 8, 2028	200,000
$1.52	October 2, 2028	582,000
$1.93	October 1, 2029	467,520
	Total Options Granted	3,656,520

Annual Information Form for the year ended August 31, 2024	137

PLATINUM GROUP METALS LTD.

ITEM  8 MARKET FOR SECURITIES

8.1 TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol "PTM" and on the NYSE American under the symbol "PLG".

The following tables provide information as to the high and low trading prices of the Common Shares during the 12 months of the most recently completed financial year as well as the volume of Common Shares traded for each month:

TSX - PTM

Month	High (CAD$/share)(1)	Low (CAD$/share) (1)	Volume (# of shares)
November 2023	1.62	1.29	373,900
December 2023	1.63	1.35	428,100
January 2024	1.65	1.31	530,500
February 2024	1.44	1.30	138,700
March 2024	1.66	1.33	403,400
April 2024	2.09	1.55	804,500
May 2024	2.65	1.75	949,000
June 2024	2.61	2.15	287,700
July 2024	2.63	2.11	364,800
August 2024	2.20	1.59	473,775
September 2024	2.15	1.48	317,009
October 2024	3.13	1.93	1,321,291
November 1 to 26, 2024	2.69	2.07	547,043

Notes:

(1) Based on intra-day highs and lows.

NYSE American - PLG

Month	High (USD/share) (1)	Low (USD/share) (1)	Volume (# of shares)
November 2023	1.19	0.94	3,044,800
December 2023	1.19	0.98	3,758,600
January 2024	1.22	0.96	2,959,900
February 2024	1.08	0.96	2,068,700
March 2024	1.24	0.98	5,009,200
April 2024	1.55	1.14	10,800,900
May 2024	2.07	1.28	12,698,600
June, 2024	1.93	1.56	7,956,900
July 2024	1.95	1.52	9,234,700
August 2024	1.66	1.06	7,744,485
September 2024	1.60	1.08	6,642,778
October 2024	2.27	1.43	19,131,948
November 1 to 26, 2024	1.94	1.48	12,504,952

Notes:

(1) Based on intra-day highs and lows.

Annual Information Form for the year ended August 31, 2024	138

PLATINUM GROUP METALS LTD.

8.2 PRIOR SALES

During the 12 months preceding the date of this AIF, the Company has issued or agreed to issue Common Shares at the following prices:

Issuance Date	Number of Common Shares	Price per Issuance
		(US$)	(C$)
December 18, 2023	103,473 (1)	-	1.50
October 8, 2024	16,333 (2)	-	1.81
October 15, 2024	14,000 (2)	-	1.81
October 18, 2024	33,195 (2)	-	1.81
October 21, 2024	20,000 (2)	-	1.81
October 23, 2024	7,084 (2)	-	1.81
October 24, 2024	102,866 (2)	-	1.81
October 25, 2024	2,734 (2)	-	1.81
October 28, 2024	3,236 (2)	-	1.81
October 30, 2024	7,950 (2)	-	1.52
TOTAL	310,871

Notes:

(1) Issued pursuant to the settlement of RSUs.

(2) Issued pursuant to the exercise of outstanding options.

The following table summarizes the outstanding securities of the Company convertible into Common Shares that were issued within the most recently completed financial year of securities but not listed or quoted on a marketplace, which remain outstanding at the date of this AIF.

Issuance Date	Class of Security	Number of Securities	Price per Security (C$)
October 1, 2024	Options	467,520	1.93
October 1, 2024	RSUs	257,600	N/A

Annual Information Form for the year ended August 31, 2024	139

PLATINUM GROUP METALS LTD.

ITEM  9 ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

There are no securities of the Company held, to the Company's knowledge, in escrow or that are subject to a contractual restriction on transfer.

ITEM  10 DIRECTORS AND OFFICERS

10.1 NAME, OCCUPATION AND SECURITY HOLDING

The following table sets out the names of the current directors and executive officers of the Company, provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each person has served as a director and/or officer and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

The Company has an Audit Committee, a Compensation Committee, a Governance and Nomination Committee and an EHST Committee which are comprised of independent directors as indicated in the following table.  The Company also has a Disclosure Committee which is comprised of the Chief Executive Officer, the Chief Financial Officer and one director, and a Pricing Committee which is comprised of two directors and the Chief Financial Officer.

Name, Place of Residence and Position	Principal Occupation or Employment during the preceding five years	Date First Elected or Appointed(1)	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(2)
FRANK R. HALLAM British Columbia, Canada Director and President and CEO	Chartered Professional Accountant, Chartered Accountant. President and Chief Executive Officer of the Company from December 8, 2021 to present. Interim President and Chief Executive Officer of the Company from July 29, 2021 to December 8, 2021. Chief Financial Officer of the Company from February 11, 2003 to July 29, 2021. Corporate Secretary of the Company from March 11, 2007 to July 29, 2021. Chief Financial Officer of WVM since May 2010. Director of WVM since November 2024.	February 18, 2002	153,236
DIANA WALTERS(3)(5)(6)(7) Texas, USA Director	Consulting specialist primarily in natural resources, principal investing, investment banking/finance and industry management. Founder and Managing Partner of Amichel, LLC from 2019 to present. Chair of the Company from February 20, 2020 to present.	July 16, 2013	26,450
TIMOTHY MARLOW(4)(5)(6)(7) British Columbia, Canada Director	Chartered Mining Engineer and Consultant. President of Marlow & Associates from 1995 to present and Director of Alcon Silver Corp. from June 2016 to present.	June 15, 2011	3,536
JOHN COPELYN Cape Town, South Africa Director	Chief Executive Officer of HCI from 1997 to present. Current Non-Executive Chairman and Director of E Media Holdings Limited, Southern Sun Limited, Deneb Investments Limited, Tsogo Sun Limited, and Montauk Renewables, Inc.	May 15, 2018	26,955,994(8)

Annual Information Form for the year ended August 31, 2024	140

PLATINUM GROUP METALS LTD.

Name, Place of Residence and Position	Principal Occupation or Employment during the preceding five years	Date First Elected or Appointed(1)	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(2)
STUART HARSHAW(4)(5)(7) Ontario, Canada Director	Director, President and Chief Executive Officer of Nickel Creek Platinum Corp. from October 2020 to present. Vice President of Marketing and Operations for Asia Pacific and Vice President, Ontario Operations for Vale S.A. until 2017.	April 15, 2019	15,734
PAUL MPHO MAKWANA(4)(6) Gauteng, South Africa Director	Director, Founder and Chair of Epitome Investments (Pty) Ltd. from April 1, 2004 to present. Lead Independent Director of Invicta Holdings Limited from May 1, 2020 to present. Chair of ESKOM from September 28, 2022 to October 30, 2023. Non-Executive Chairman of Nedbank Group Ltd. from November 17, 2011 to June 2, 2023.	February 28, 2022	Nil
GREGORY BLAIR British Columbia, Canada Chief Financial Officer	Chief Financial Officer of the Company from September 27, 2022 to present. Interim Chief Financial Officer of the Company from July 2021 to September 27, 2022. Financial Controller of the Company from December 2010 to July 2021.	July 29, 2021	37,765

Notes:

(1) All of the directors' appointments expire at the next annual meeting of the Shareholders. No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

(2) Shares beneficially owned, controlled or directed, directly or indirectly as of November 27, 2024, based upon information provided to the Company by the respective director or executive officer.  As a group, the directors and executive officers beneficially own, control or direct, directly or indirectly, an aggregate of 27,192,715 Common Shares, representing approximately 26.48% of the issued and outstanding Common Shares.

(3) Chairperson of the Board.

(4) Member of the Audit Committee.

(5) Member of the Compensation Committee.

(6) Member of the Governance and Nomination Committee.

(7) Member of the EHST Committee.

(8) Common Shares representing approximately 26.25% of the issued and outstanding Common Shares held by Deepkloof Limited, a wholly owned subsidiary of HCI, of which Mr. Copelyn is the Chief Executive Officer.

Mr. Copelyn was first appointed to the Board as HCI's nominee pursuant to the HCI Agreement.  Pursuant to the HCI Agreement, HCI is entitled to nominate one Board member, and to participate in future equity financings of the Company to maintain its pro-rata interest.

Annual Information Form for the year ended August 31, 2024	141

PLATINUM GROUP METALS LTD.

10.2 CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as disclosed below, no director or executive officer of the Company (or any of their personal holding companies) is, or during the ten years preceding the date of this AIF has been, a director, chief executive officer or chief financial officer of any company, including the Company, that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days:

(a) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial order; or

(b) that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

Mr. Hallam was a director of Nextraction until May 14, 2020.  Nextraction was previously subject to CTOs issued by the ASC and the BCSC in May 2015 for failure to file annual audited financial statements, annual management's discussion and analysis, and certification of annual filings for the year ended December 2014.  The CTOs were revoked by both the ASC and the BCSC in February 2019, following the filing of all required financial and continuous disclosure documents by Nextraction.

Ms. Walters was previously a director of AMR, an independent energy company focused on the development and acquisition of unconventional oil and natural gas reserves in the Anadarko Basin in Oklahoma.  On September 11, 2019, AMR announced that AMR and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas in order to allow AMR to reorganize its capital structure.  On June 10, 2020, Ms. Walters advised the Company that her duties as a board member of AMR had ended and that AMR had completed its bankruptcy reorganization process.

Except as described above, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (or any of their personal holding companies):

(a) is, as at the date of this AIF or during the ten years preceding the date of this AIF has been, a director or executive officer, of any company, including the Company, that while the director or executive officer was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that director or executive officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (or any of their personal holding companies) has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable investor in making an investment decision.

Annual Information Form for the year ended August 31, 2024	142

PLATINUM GROUP METALS LTD.

10.3 CONFLICTS OF INTEREST

Certain of the Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  Such companies may, from time to time, compete with the Company for business opportunities.  In addition, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of British Columbia the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers.  All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia and shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.  The Company provides administrative services to several companies with directors or management in common.  The directors and officers of the Company are not aware of any conflicts of interests involving the Company's mineral properties.

ITEM  11 PROMOTERS

No individuals acted as promoters of the Company within the two most recently completed financial years or during the current financial year.

ITEM  12 LEGAL PROCEEDINGS AND REGULATORY ACTIONS

12.1 LEGAL PROCEEDINGS

Africa Wide Litigation

Africa Wide was formerly the holder of a 17.1% interest in Maseve.  On August 28, 2018, the Company received a summons issued by Africa Wide in the High Court of South Africa, instituting legal proceedings against the Defendants.  Africa Wide sought to set aside the closed Maseve Sale Transaction, or alternatively, sought that Africa Wide be paid the "true value" of its 17.1% shareholding in Maseve, to be determined at the time prior to the implementation of phase one of the Maseve Sale Transaction.  Africa Wide averred that (i) pursuant to the term sheet for the Maseve Sale Transaction the Defendants disposed of Maseve's main asset (allegedly the plant) without Africa Wide's consent as required under the Maseve shareholders agreement; (ii) such disposal significantly devalued its shares in Maseve which; (iii) resulted in the disposal of Africa Wide's shares in Maseve through a drag-along provision in Maseve's constitutional documents; and (iv) that Africa Wide did not have an election to refuse to dispose of its shareholding.  After amending its claim several times through the period during which pleadings were exchanged, Africa Wide eventually merely contended for the setting aside of the Maseve Sale Transaction.

Annual Information Form for the year ended August 31, 2024	143

PLATINUM GROUP METALS LTD.

After discovery and the filing of various affidavits and documents, the case proceeded to trial in the High Court from October 4 to 8, 2021.  Final heads of argument were filed in the High Court by Africa Wide by October 29, 2021, and by the Defendants by November 5, 2021.  Final arguments were heard by the High Court in January 2022.

On June 14, 2022, the High Court of South Africa delivered the High Court Ruling dismissing the challenge brought by Africa Wide and ordered Africa Wide to make payment of the Defendants' costs.  In its ruling, the High Court found that Africa Wide had firstly failed to make its case on the evidence and secondly that, having failed to challenge the scheme of arrangement under the Companies Act, Africa Wide's case was statutorily barred.

Subsequent to the High Court Ruling, Africa Wide filed an application for leave to appeal the judgment of the High Court.  The Company and RBPlat opposed the application.  On August 1, 2022, the High Court dismissed Africa Wide's application for leave to appeal the High Court Ruling.  Africa Wide was again ordered to pay the Defendants' costs.

On August 31, 2022, Africa Wide filed a petition to the South African Supreme Court of Appeal, for leave to appeal the High Court Ruling to the Supreme Court of Appeal, alternatively a full bench of the High Court.  The Company and RBPlat filed answering affidavits opposing Africa Wide's petition to the South African Supreme Court of Appeal.

On November 10, 2022, the South African Supreme Court of Appeal dismissed Africa Wide's application on the grounds that there was no reasonable prospect of success in an appeal and there was no other compelling reason why an appeal should be heard.  Africa Wide was again ordered to make payment of the Defendants' costs.

On July 10, 2023, the Company received notice that Africa Wide had applied to the President of the Supreme Court of Appeal for a reconsideration of the November 10, 2022, ruling of the Supreme Court of Appeal.  Notwithstanding the lack of merit and unusual nature of this application, it was filed nearly seven months past the deadline for such a submission.  The Company and RBPlat opposed this application.

On October 6, 2023, the South African Supreme Court of Appeal dismissed Africa Wide's application for reconsideration of the November 10, 2022, ruling for the reason that no exceptional circumstances warranting reconsideration or variation of the decision refusing the application for leave to appeal were established.  Africa Wide was ordered to pay costs.

On November 23, 2023, the High Court determined that Africa Wide owed the Company a total of R2.99 million in costs.  On November 29, 2023, the Company served Africa Wide by sheriff a demand for payment.  On January 30, 2024, at the offices of Africa Wide's parent company Wesizwe, the Company attempted to serve Africa Wide with a writ of execution.  Wesizwe refused to accept delivery.  On February 4, 2024, Africa Wide paid the Company R2.99 million (approximately US$159 on that date), which was credited against legal fees in general and administration expenses for the period.

On March 7, 2024, a group claiming to be the rightful leadership of two host communities filed an application in the High Court seeking to set aside the January 28, 2021, grant of the Waterberg Mining Right by the DMR.  Many of the applicants participated in the earlier appeals and court actions described above.  The applicants have requested condonation for the late filing of this appeal, claim informal rights to two farms overlaying a portion of the mining right area, object to the grant of the Waterberg Mining Right, and object to the DMR dismissing their appeals on or about October 13, 2023.  The two farms in question are not expected to host any significant mine infrastructure.  Attorneys acting on behalf of Waterberg JV Co. have filed a notice of opposition and will prepare and file an answering affidavit in due course.

Annual Information Form for the year ended August 31, 2024	144

PLATINUM GROUP METALS LTD.

The Company believes that all requirements specified under the NEMA, the MPRDA and other applicable legislation have been complied with and that the DFFE correctly approved and the DMR correctly issued the EA and the Waterberg Mining Right.  Based on long term consultation and dialogue with local communities, the Company also believes that the leadership and the majority of residents in the host communities support the Waterberg Project.

12.2 REGULATORY ACTIONS

There are no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the Company's financial year.  There are no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.  There are no settlement agreements entered into by the Company before a court relating to securities legislation or with a securities regulatory authority during the Company's financial year.

ITEM  13 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

On February 11, 2022, the Company issued Common Shares to affiliates of Franklin Templeton Investments at a total price of $8 million in consideration for the $8 million principal outstanding balance of the Convertible Notes held by those affiliates.  Otherwise, no director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than ten percent of the Common Shares, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

ITEM  14 TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in the cities of Vancouver, British Columbia and Toronto, Ontario; and in the United States is Computershare Trust Company, N.A., at its principal offices in Canton, Massachusetts and Jersey City, New Jersey.

ITEM  15 MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that we have entered into in the financial year ended August 31, 2024, or before the last financial year but still in effect, are as follows:

HCI Amended and Restated Subscription Agreement dated May 10, 2018.Other than the above, there are no contracts other than contracts entered into in the ordinary course of business of the Company (See "Item 5.1 Mineral Property Interests") that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

Annual Information Form for the year ended August 31, 2024	145

PLATINUM GROUP METALS LTD.

ITEM  16 INTERESTS OF EXPERTS

16.1 NAMES OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion described in or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to the Company's most recently completed financial year, whose profession or business gives authority to the report, valuation, statement or opinion made by the person of the Company.

Name	Description
Charles Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat. Protek Consulting (Pty) Ltd.	Co-authored the Waterberg DFS Update, which is referred to herein and in other filings made under NI 51-102 by the Company during the year ended August 31, 2024.
Gordon Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA) Turnberry Projects (Pty) Ltd.	Co-authored the Waterberg DFS Update, which is referred to herein and in other filings made under NI 51-102 by the Company during the year ended August 31, 2024.
Michael Murphy, P. Eng. Stantec Consulting International Ltd.	Co-authored the Waterberg DFS Update, which is referred to herein and in other filings made under NI 51-102 by the Company during the year ended August 31, 2024.
Robert van Egmond, P. Geo. RAVEX Consulting	Independent QP, has reviewed and approved technical disclosure in all of the Company's most recently completed financial year disclosure documents, Management's, Discussion and Analysis and this AIF (other than disclosure from the Waterberg DFS Update already attributed to author QPs).

16.2 INTERESTS OF EXPERTS

There were no registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates (a) held by the persons or companies named above, and if the expert is not an individual, by the designated professionals of that expert, when that expert prepared the report, valuation, statement or opinion referred to above; (b) received by an expert named above and, if the expert is not an individual, by the designated professionals of that expert, after the time that expert prepared the report, valuation, statement or opinion referred to above; or (c) to be received by an expert named above and, if the expert is not an individual, by the designated professionals of that expert, other than compensation in cash for their services.

None of the aforementioned experts, nor any directors, officers or employees of an expert referred to above, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

16.3 INDEPENDENT AUDITOR

Audit of the consolidated financial statements and the effectiveness of internal control over financial reporting is conducted in accordance with PCAOB standards The Company's independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated November 27, 2024 in respect of the Company's consolidated financial statements as at August 31, 2024 and August 31, 2023 and for each of the years then ended and on the effectiveness of internal control over financial reporting as at August 31, 2024. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the CPABC Code of Professional Conduct and the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

Annual Information Form for the year ended August 31, 2024	146

PLATINUM GROUP METALS LTD.

ITEM  17 AUDIT COMMITTEE

Pursuant to NI 52-110, companies that are required to file an AIF are required to provide certain disclosure with respect to their audit committee.  The Company's Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors.

17.1 AUDIT COMMITTEE CHARTER

The text of the Audit Committee Charter is attached hereto as Schedule "A".

17.2 AUDIT COMMITTEE COMPOSITION AND BACKGROUND

The Audit Committee has been comprised of Stuart Harshaw (Chair), Timothy Marlow and Paul Mpho Makwana since February 28, 2022.  All three members of the Audit Committee are independent within the meaning of applicable Canadian and U.S. securities laws and the requirements of the TSX and the NYSE American, and financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.  The Board has also determined that Mr. Harshaw is an "audit committee financial expert", within the meaning of applicable U.S. securities laws.

In addition to each member's general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee are set forth below:

Member	Experience/Education
Stuart Harshaw, BSc.

Stuart Harshaw is a seasoned mining executive with over 30 years of successful experience in the global mining industry, including over 16 years at Vale SA and Inco Limited.  Additionally, Mr. Harshaw has served on the boards of several publicly traded mining companies for a number of years in the capacities of director and audit committee member.  Currently, Mr. Harshaw is a director and audit committee member of International Tower Hill Mines Ltd. as well as President, CEO and director of Nickel Creek Platinum Corp.  Prior to this, he served as a director and audit committee member of Constantine Metal Resources Ltd. and oversaw the operation of six underground mines and a portfolio of processing and refining facilities in Canada and Asia while serving as VP of Ontario operations of Vale SA.  Mr. Harshaw earned a BSc. in Metallurgical Engineering from Queen's University and an MBA from Laurentian University.

Timothy Marlow, C.Eng.

Timothy Marlow is a registered Charter Engineered in the UK with over 39 years of experience in mining engineering and mine operations in the Americas, Africa and Asia.  Mr. Marlow has served over 13 years as a director of the Company, including 6 years of service as member of the Audit Committee.  Mr. Marlow has also held roles ranging from project engineer, services and maintenance superintendent and general manager to Vice President of Operational Excellence for a multi mine group.  Mr. Marlow is a graduate of the Camborne School of Mines and is registered as a C.Eng., Registered Charter Engineer in the UK.  He is a member of the Institute of Materials, Minerals and Mining, UK, and a Qualified Person as defined by NI-43-101.

Annual Information Form for the year ended August 31, 2024	147

PLATINUM GROUP METALS LTD.

Member	Experience/Education
Paul Mpho Makwana, B.Admin (Hons), EDP

Mpho Makwana is an accomplished business leader with over 33 years of diverse experience in executive and C-Suite roles in the public and private sectors.  Mr. Makwana has chaired boards and participated in audit committees of publicly traded companies involved in the mining industry, among other roles on the boards he has held.  Currently, Mr. Makwana is a member of the audit committee of Invicta Holdings Limited.  Before his term as a director ended, he also served on the audit committee of Nedbank Group Ltd. for four years.  Mr. Makwana holds a B.Admin from the University of Zululand and a B.Admin (Hons) from the University of Pretoria, an EDP Certificate from the Kellogg School of Management and a Post Grad Diploma, Retailing Management from the University of Stirling.

17.3 RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on any of the exemptions set out in Section 2.4 (De Minimis Non-audit Services), Section 3.2 (Initial Public Offerings), Section 3.4 (Events Outside Control of Member), Section 3.5 (Death, Disability or Resignation of Audit Committee Member), Subsection 3.3(2) (Controlled Companies), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or Section 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

17.4 AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

17.5 PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee is authorized to review the performance of the Company's independent auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor.  Prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor.  All non-audit services performed by the Company's auditor for the fiscal years ended August 31, 2024 and August 31, 2023 have been pre-approved by the Audit Committee.

17.6 EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees billed by the Company's current independent auditor, PricewaterhouseCoopers LLP, during the fiscal years ended August 31, 2024, and August 31, 2023, are set forth below:

Annual Information Form for the year ended August 31, 2024	148

PLATINUM GROUP METALS LTD.

	Year ended August 31, 2024 (CAD$)	Year ended August 31, 2023 (CAD$)
Audit Fees	500,003	434,112
Audit-Related Fees(1)	Nil	65,777
Tax Fees(2)	Nil	Nil
All Other Fees(3)	Nil	Nil
Total	500,003	499,889

Notes:

(1) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, which are not included under the heading "Audit Fees".

(2) The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning, including restructuring advice.

(3) The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

ITEM  18 ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company's Financial Statements and Management's Discussion and Analysis for the year ended August 31, 2024.

Copies of the above may be obtained, on the Company's website www.platinumgroupmetals.net; on SEDAR+ at www.sedarplus.ca; on EDGAR at www.sec.gov; or by calling the Company's Corporate Secretary at 604-899-5450.

Annual Information Form for the year ended August 31, 2024	149

PLATINUM GROUP METALS LTD.

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

PLATINUM GROUP METALS LTD.
(the "Corporation")

1. General

The Board of Directors of the Corporation (the "Board") has established an Audit Committee (the "Committee") to assist the Board in fulfilling its oversight responsibilities.  The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation's process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation's business, operations and risks.

The Corporation's independent auditor is ultimately accountable to the Board and to the Committee.  The Board and Committee, as representatives of the Corporation's shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation's independent auditors, Board and Corporation management.  The responsibilities of a member of the Committee are in addition to such member's duties as a member of the Board.

2. Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee.  All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE American LLC (collectively, the "Applicable Regulations"), unless otherwise exempt under the Applicable Regulations.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be able to read and understand fundamental financial standards and satisfy all applicable financial literacy requirements of the Applicable Regulations.  Additionally, at least one member of the Committee shall: (a) be financially sophisticated, in that he or she shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities; and (b) be an "audit committee financial expert" within the meaning of U.S. federal securities laws.

Annual Information Form for the year ended August 31, 2024	A1

PLATINUM GROUP METALS LTD.

3. Duties

The Committee will have the following duties:

• Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

• Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

• Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

• Review any legal matters which could significantly impact the financial statements as reported on by the Corporation's counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

• Review the Corporation's annual and quarterly financial statements, including Management's Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

• Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

• Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

• Review audit issues related to the Corporation's material associated and affiliated companies that may have a significant impact on the Corporation's equity investment.

• Meet with management and the external auditors to review the annual financial statements and the results of the audit.

• Evaluate the fairness of the interim financial statements and related disclosures including the associated Management's Discussion and Analysis, and obtain explanations from management on whether:

• actual financial results for the interim period varied significantly from budgeted or projected results;

• generally accepted accounting principles have been consistently applied;

• there are any actual or proposed changes in accounting or financial reporting practices; or

• there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

• Review the external auditors' proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

Annual Information Form for the year ended August 31, 2024	A2

PLATINUM GROUP METALS LTD.

• Recommend to the Board an external auditor to be nominated for appointment by the Corporation's shareholders.  Subject to the appointment of the Corporation's external auditor by the Corporation's shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Corporation's external auditor shall report directly to the Committee.

• Review with the Corporation's management, on a regular basis, the performance of the external auditors, the terms of the external auditor's engagement, accountability and experience.

• Pre-approve all non-audit services and tax services to be provided to the Corporation or its subsidiary entities by the external auditor, or other registered accounting firm.

• Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

• ensuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

• considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

• as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

• Ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure contained in the Corporation's financial statements, Management's Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

• Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

• Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

• Establish a procedure for:

• the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

• the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

• Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

• Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

Annual Information Form for the year ended August 31, 2024	A3

PLATINUM GROUP METALS LTD.

• Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

• Review and oversee all related party transactions within the meaning of the Applicable Regulations.

• Perform other functions as requested by the Board.

• If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

• Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

• With regard to the Corporation's internal control procedures, the Committee is responsible to:

• review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

• review compliance under the Corporation's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

• review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

• periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4. Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee.  In the Chair's absence, or if the position is vacant, the Committee may select another member as Chair.  The Chair will not have a casting vote.

5. Meetings

The Committee will meet at least once every calendar quarter.  Special meetings shall be convened as required.  Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor.  The external auditor of the Corporation must be given reasonable notice of and has the right to appear before and to be heard at, each meeting of the Committee.  At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

The Committee may invite such other persons (e.g., without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

Annual Information Form for the year ended August 31, 2024	A4

PLATINUM GROUP METALS LTD.

6. Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7. Removal and Vacancy

A member may resign from the Committee and may also be removed and replaced at any time by the Board and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation.  The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter.  Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee's powers.

8. Authority

The Committee may:

• engage independent counsel and other advisors as it determines necessary to carry out its duties.

• set and pay the compensation for any advisors employed by the Committee; and

• communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

9. Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee.  The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation and will be circulated to all members of the Board.

10. Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of: (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

Annual Information Form for the year ended August 31, 2024	A5